Notice of Annual Shareholders Meeting and

Proxy Statement 2024

December 10, 2024
8:30 a.m. Pacific Time

Virtual Meeting Site:
virtualshareholdermeeting.com/MSFT24



Microsoft



"AI is one of the most transformative technologies of our time, and we believe it will fundamentally bend the productivity curve for every individual, organization, and industry sector to help us address some of our most pressing global challenges. We know Microsoft will only succeed if the world is fundamentally succeeding. We are focused on ensuring the world benefits from the broad technological shift to AI, while mitigating its risks."

**Satya Nadella,
Chairman and CEO**

Microsoft Corporation ("Company") works to conduct business in ways that are principled, transparent, and accountable to our shareholders and other key stakeholders. We believe doing so generates long-term value. As we work to help everyone achieve more, we are committed to improving our world and reporting our progress.

Focus for Societal Impact

At Microsoft, we focus on four enduring commitments that are central to meeting our mission and that become even more important in the era of AI:

Expand opportunity	Earn trust	Protect fundamental rights	Advance sustainability
			

Note About Forward-Looking Statements

This Proxy Statement includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the Proxy Summary, Part 2 – Named Executive Officer Compensation, and Part 4 – Proposals to be Voted on During the Meeting. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.



Letter from our Chairman and Chief Executive Officer

October 24, 2024

Dear Shareholder,

On behalf of the Board of Directors, it is our pleasure to invite you to the 2024 Annual Shareholders Meeting of Microsoft Corporation ("Annual Meeting"), on December 10, 2024, beginning at 8:30 a.m. Pacific Time. This year's Annual Meeting will be held in a virtual format through a live webcast. We will provide the webcast of the Annual Meeting at virtualshareholdermeeting.com/MSFT24. In addition, you will have the option to view the Annual Meeting through Microsoft Teams at microsoft.com/investor. A transcript with video and audio of the entire Annual Meeting will be available on the Microsoft Investor Relations website after the meeting. For more information on how to participate in the meeting, please see Part 5 – Information About the Meeting on page 90 in this Proxy Statement.

The Notice of 2024 Annual Shareholders and this Proxy Statement contain details of the business to be conducted during the Annual Meeting.

Whether or not you participate in the Annual Meeting, it is important that your shares be represented and voted. We urge you to promptly vote and submit your proxy (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided for your convenience.

This year's shareholders Q&A session will include an opportunity to submit questions. You may submit a question in advance of the meeting at proxyvote.com after logging in with the control number ("Control Number") found next to the label for postal mail recipients or within the body of the email sending you the Proxy Statement. Live questions may be submitted online beginning shortly before the start of the Annual Meeting through virtualshareholdermeeting.com/MSFT24.

Thank you for your continued investment in Microsoft.

Sincerely,

Satya Nadella
Chairman and Chief Executive Officer



Letter from the Board of Directors

October 24, 2024

Dear Shareholder,

Microsoft's Board remains incredibly proud of the work the Company and its employees have done to help customers and partners tackle business and societal challenges around the globe using digital technology. We are excited by Microsoft's advancements in a defining technology of our time, artificial intelligence ("AI"), and the central role AI will play in the Company's mission to help every person and organization on the planet to achieve more. We also appreciate the Company's work to ensure this world-changing technology is guided by the values of transparency, accountability, fairness, inclusiveness, reliability and safety, and privacy and security.

Amidst global business challenges, Microsoft revenue once again broke records in fiscal year 2024. Microsoft's leadership and the Company as a whole achieved this through an ongoing focus on providing technology innovations to make our customers more productive and resilient. As a result, Microsoft delivered strong results for its shareholders, including a return of over $34 billion in the form of share repurchases and dividends. We look forward to more opportunity ahead as we remain committed to the long-term interests of the Company's shareholders and a broad range of stakeholders critical to the Company's success, including employees, customers, the communities we operate in, and our partners and suppliers.

With this in mind, Microsoft continued to enhance our reporting on important environmental and social matters, including the release of our inaugural Responsible AI Transparency Report. Also of note, in response to the evolving cybersecurity threat landscape, Microsoft launched the Secure Future Initiative ("SFI") to focus our business strategy and efforts on continual improvement in cybersecurity protection.

For more information on these initiatives and information across a breadth of environmental, social, and governance topics, we encourage you to read the progress reports Microsoft published over the course of the past fiscal year which are available at microsoft.com/transparency and microsoft.com/csr.

This Proxy Statement describes Microsoft's corporate governance policies and practices that foster the Board's effective oversight of the Company's business strategies and practices. A key component to our effective governance is the Board's commitment to provide oversight and perspectives reflecting a diversity of independent views. Of this year's Board nominees, 11 of 12 are independent, which includes Sandra Peterson as Lead Independent Director and all committee chairs and members. The nominees represent a wide range of backgrounds, experiences, and skills. We believe our diversity of perspectives contributes to the Board's effectiveness in managing risk and providing guidance that positions Microsoft for long-term success in a dynamically changing business environment. Beyond their particular expertise, we also seek directors with proven leadership experience that enables them to understand and contribute meaningfully to the oversight of the broad range of business, risk, and regulatory matters the Company faces.

The Proxy Statement also includes information about all of the management and shareholder proposals up for a vote at the Company's Annual Meeting. We value your vote and we encourage you to use one of the options laid out in this Proxy Statement to vote your shares whether or not you plan to join us for the Annual Meeting. As we look ahead, we continue to see tremendous opportunities for the Company's business and shareholder value creation, with the ability to deliver positive impacts at a global scale. We appreciate your investment in Microsoft and thank you for the trust you place in us and the opportunity to serve you and our Company as directors.

Sincerely,

Your Board of Directors



Notice of 2024 Annual Shareholders Meeting

Date
December 10, 2024

Time
8:30 a.m. Pacific Time

Virtual Meeting
This year's meeting is a virtual shareholders meeting at virtualshareholdermeeting.com/MSFT24

Record Date
September 30, 2024. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.

Proxy Voting
Make your vote count. Please vote your shares promptly to ensure the presence of a quorum during the Annual Meeting. Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. If you wish to vote by mail, we have enclosed an addressed envelope with postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. We are requesting your vote to:

Items of Business
- Elect the 12 director nominees named in this Proxy Statement
- Approve, on a nonbinding advisory basis, the compensation paid to our named executive officers ("say-on-pay vote")
- Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2025
- Vote on six shareholder proposals, if properly presented at the Annual Meeting
- Transact other business that may properly come before the Annual Meeting

Address of Corporate Headquarters
One Microsoft Way, Redmond, WA 98052

Meeting Details
See Part 5 – Information About the Meeting for details

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on December 10, 2024. Our 2024 Proxy Statement and Annual Report to Shareholders are available at microsoft.com/investor.

By Order of the Board of Directors

Keith R. Dolliver
Secretary

Redmond, Washington
October 24, 2024

Proxy Statement Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all information you should consider. Please read this entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

Date: December 10, 2024

Time: 8:30 a.m. Pacific Time

Meeting Agenda:
The meeting will cover the proposals listed under Voting Matters and Vote Recommendations below, and any other business that may properly come before the meeting.

Place: virtualshareholdermeeting.com/MSFT24

Record Date: September 30, 2024

Mailing Date:
This Proxy Statement was first mailed to shareholders on or about October 29, 2024.

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock of Microsoft Corporation ("Company") is entitled to one vote for each director nominee and one vote for each proposal.

Vote in Advance of the Meeting

 **Vote your shares at proxyvote.com.**
Have your Notice of Internet Availability or proxy card for the 16-digit Control Number needed to vote.

 **Call toll-free number 1-800-690-6903.**

 **Sign, date, and return the enclosed proxy card or voting instruction form.**

Vote Online During the Meeting

 **See page 90** in Part 5 – Information About the Meeting for details on voting your shares during the meeting through proxyvote.com.

Voting Matters and Vote Recommendations

See Part 4 – Proposals to be Voted on During the Meeting for more information.

	Board Recommends	See Page
Management Proposals		
Election of 12 Directors	FOR	73
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	FOR	74
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2025	FOR	75
Shareholder Proposals		
Report on Risks of Weapons Development	AGAINST	76
Assessment of Investing in Bitcoin	AGAINST	78
Report on Data Operations in Human Rights Hotspots	AGAINST	79
Report on Artificial Intelligence and Machine Learning Tools for Oil and Gas Development and Production	AGAINST	82
Report on AI Misinformation and Disinformation	AGAINST	84
Report on AI Data Sourcing Accountability	AGAINST	87

Our Director Nominees

See Part 1 – Governance and our Board of Directors for more information.

The following table provides summary information about each of the 12 director nominees. Each director is elected annually by a majority of votes cast.

Name Occupation	Age	Director Since	Independent	Other Public Boards
Reid G. Hoffman *Partner, Greylock Partners*	57	2017	Yes	2
Hugh F. Johnston *Senior Executive Vice President and CFO, The Walt Disney Company*	63	2017	Yes	1
Teri L. List *Former Executive Vice President and CFO, The Gap, Inc.*	61	2014	Yes	3
Catherine MacGregor *Group CEO and Director, Engie S.A.*	52	2023	Yes	1
Mark A. L. Mason *CFO, Citigroup Inc.*	55	2023	Yes	0
Satya Nadella *Chairman and CEO, Microsoft Corporation*	57	2014	No	0
Sandra E. Peterson *Lead Independent Director, Microsoft Corporation; Operating Partner, Clayton, Dubilier & Rice, LLC*	65	2015	Yes	0
Penny S. Pritzker *Founder and Chairman, PSP Partners, LLC*	65	2017	Yes	0
Carlos A. Rodriguez *Director, Automatic Data Processing, Inc.*	60	2021	Yes	1
Charles W. Scharf *CEO, President, and Director, Wells Fargo & Company*	59	2014	Yes	1
John W. Stanton *Founder and Chairman, Trilogy Partnerships*	69	2014	Yes	1
Emma N. Walmsley *CEO and Director, GSK plc*	55	2019	Yes	1

Committee Memberships

The following table provides current membership for each Board committee.

Name	Audit	Compensation	Environmental, Social, and Public Policy	Governance and Nominating
Reid G. Hoffman			Member	
Hugh F. Johnston	Chair, Financial Expert			
Teri L. List	Financial Expert and Member			Member
Catherine MacGregor			Member	
Mark A. L. Mason				Member
Satya Nadella				
Sandra E. Peterson		Member		Chair
Penny S. Pritzker			Chair	
Carlos A. Rodriguez	Financial Expert and Member	Chair		
Charles W. Scharf		Member		Member
John W. Stanton	Member		Member	
Emma N. Walmsley		Member	Member	

Executive Compensation Advisory Vote

Our Board recommends that shareholders vote to approve, on an advisory basis, the compensation paid to the Company's named executive officers ("Named Executives") as described in this Proxy Statement ("say-on-pay vote"), for the reasons below.

Pay for Performance

We have executed on our pay for performance philosophy.

- Over 95% of the annual target compensation opportunity for our CEO is performance-based and over 50% for our other Named Executives

- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance

- The metrics for our performance stock awards are reviewed annually to ensure they reflect key business developments that drive long-term growth

- Our performance stock awards ("PSAs") include a relative total shareholder return ("TSR") modifier to reward significant positive outperformance relative to the S&P 500 and reduce rewards for underperformance to align executives' and shareholders' long-term interests

- At least 70% of target compensation for our Named Executives was equity-based, with average across all Named Executives over 80%, providing incentives to drive long-term business success and direct alignment with returns to shareholders

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership, while considering Company and individual performance and alignment with the long-term interests of our shareholders. We achieve our objectives through compensation that:

- Provides a competitive total pay opportunity

- Delivers a majority of pay based on performance

- Consists primarily of stock-based compensation

- Enhances long-term focus through multi-year performance requirements or vesting of stock-based compensation

- Does not encourage unnecessary and excessive risk taking

See Part 2 – Named Executive Officer Compensation for more information.

Business Overview

Our Business Performance

In fiscal year 2024, we continued to achieve strong business results, focusing on enabling the success and earning the trust of our customers. We create platforms and tools, powered by AI, that deliver innovative solutions that meet the evolving needs of our customers. From infrastructure and data, to business applications and collaboration, we provide unique, differentiated value to customers.

Fiscal Year 2024 Business Performance Highlights

Revenue (↑16%)	Operating Income (↑24%)	Net Income (↑22%)	Diluted Earnings per Share (↑22%)
$245 billion	**$109 billion**	**$88 billion**	**$11.80**

Selected highlights from fiscal year 2024 include the following metrics. Percentages are year-over-year.

- Microsoft Cloud revenue increased 23% to $137.4 billion

- Office Commercial products and cloud services revenue increased 14%

- LinkedIn revenue increased 9%

- Dynamics products and cloud services revenue increased 19%

- Server products and cloud services revenue increased 22%

- Windows revenue increased 8%

- Xbox content and services revenue increased 50% driven by 44 points of net impact from the Activision Blizzard Inc. ("Activision Blizzard") acquisition. The net impact reflects the change of Activision Blizzard content from third-party to first-party

A complete list of our fiscal year 2024 key performance metrics and their definitions is available in our Form 10-K for the fiscal year ended June 30, 2024.

Governance and Board Best Practices

Our mission to empower every person and every organization on the planet to achieve more is ambitious, and we cannot fulfill it with a narrow or short-term focus. Our adoption of leading governance practices fosters our sustained business success over the long term. Strong corporate governance, informed by participation from our shareholders, is essential to achieving our mission. The Lead Independent Director and Compensation Committee chair have ongoing consultations on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors, most recently in the first quarter of fiscal year 2025.

Our Board believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility. Of our 12 Board nominees, 11 are independent. Having an independent Board is a core element of our governance philosophy.

Our Director Nominees

 **Board Diversity**
 8

 **Financial**
 6

 **Global Business**
 11

 **Leadership**
 12

 **Mergers and Acquisitions**
 12

 **Sales and Marketing**
 6

 **Technology**
 5

Board Diversity

67%
■ **8** Diverse ■ **4** Non Diverse

Gender Diversity

42%
■ **5** Women ■ **7** Men

Ethnic Diversity

25%
■ **3** Diverse ■ **9** Non Diverse

Independent, Effective Board Oversight

- Lead Independent Director
- 11 of 12 director nominees are independent
- All committee chairs and members are independent
- Board-adopted refreshment commitment to maintain an average tenure of 10 years or less for its independent directors as a group
- The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates

- Executive sessions provided for all quarterly Board and committee meetings
- Annual Board and committee evaluations, periodically using a third-party facilitator to conduct the evaluations
- Director orientation and continuing education and strategy programs for directors
- All current Audit Committee members meet the Nasdaq Stock Market LLC listing standard of financial sophistication, and three members are "audit committee financial experts" under the Securities and Exchange Commission rules

Shareholder Rights

- Single class of stock with equal voting rights

- All directors are elected annually

- Directors are elected by majority vote in uncontested elections

- Confidential voting policy

- 15% of outstanding shares can call a special meeting

- Our Bylaws provide for "proxy access" by shareholders

See Part 1 – Governance and our Board of Directors and Part 5 – Information About the Meeting for more information.

1. Governance and our Board of Directors

Earning Trust

Earning the trust of our customers, partners, shareholders, and other stakeholders is the foundation of our business success and is fundamental to realizing Microsoft's mission to empower every person and every organization on the planet to achieve more. The Board of Directors is committed to building trust through strong corporate governance, effective oversight, and strategic engagement. Together, these ensure accountability and position Microsoft for sustained success in a turbulent world.

Like many in the investor community, the Board and Microsoft's leaders recognize the interconnections between corporate governance and effective business responses to pressing environmental and social challenges. In considering these challenges, Microsoft and its Board have proactively engaged with investors to learn from their perspectives and to share the Company's approach, as well as considering best practices from our industry peers, partners, customers, and the broader business community. Microsoft's Board and management team understand that the work the Company does across a spectrum of environmental and social areas makes an important contribution to the Company's long-term financial performance and growth. We are committed to building and executing on strategies to help foster a healthy planet and advance a more inclusive global economy that fosters additional growth opportunities for everyone. Microsoft's management benefits from the oversight and diverse perspectives offered by the Board and its committees, which cover a broad range of environmental, social, and governance ("ESG") topics, which are described throughout this Proxy Statement.

Microsoft also gains trust from our longstanding commitments to conducting our business in ways that are principled, transparent, and accountable. The foundation of these commitments is expressed in Microsoft's Standards of Business Conduct ("Trust Code") at aka.ms/policiesandguidelines which apply to our employees, officers, Board of Directors, and our subsidiaries and controlled affiliates across the globe. The Trust Code requires not only legal compliance, but also broader commitments to address accessibility, diversity and inclusion, human rights, and privacy. In support of the Trust Code, we strive to build a workplace culture that embraces learning and fosters trust – a culture where every employee feels free to ask questions and raise concerns when something doesn't seem right. We extend our high expectations to suppliers who do business with Microsoft, requiring them to uphold the human rights, labor, health and safety, environmental, and business ethics practices prescribed in our Supplier Code of Conduct at aka.ms/scoc. Finally, in response to the evolving cybersecurity threat landscape, Microsoft launched the Secure Future Initiative ("SFI") to focus our business strategy and efforts on continual improvement in cybersecurity protection.

Concrete Commitments and Transparent Reporting on Progress

We hold ourselves accountable by publicly reporting on our policies, practices, and performance to provide our stakeholders visibility into how we are meeting our commitments and responsibilities. We believe our position in the world demands it, and we are confident that it is critical to fostering our long-term business success. Our Reports Hub available at microsoft.com/transparency provides a consolidated, comprehensive view of our ESG reporting and data ranging from our carbon footprint to workforce demographics to political donations. We work to align our ESG reporting to commonly used global standards such as those provided by the Task Force on Climate-Related Financial Disclosures. In addition, we were among the first companies to align our human rights work with the United Nations Guiding Principles on Business and Human Rights and to adopt the United Nations Guiding Principles Reporting Framework.

Recognizing the interest of shareholders in establishing greater transparency about corporate political contributions, we disclose our political contributions to support candidates and ballot measures and how certain of our trade association membership dues are used for political activities. As part of our commitment to transparency, we developed the Principles and Policies for Guiding Microsoft's Participation in the Public Policy Process in the U.S., which focuses on ensuring compliance with applicable federal and state laws and goes beyond compliance to implement what we consider leading practices in corporate accountability, transparency, integrity, and responsibility. The policy is available at microsoft.com/public-policy-engagement.

The corporate governance policies and practices described throughout this Proxy Statement and the effective, engaged Board oversight they foster provide the foundation for all of our commitments.

Engagement for Global Impact

Below are five important initiatives that we know are of interest to many of our shareholders and other stakeholders based on feedback we have received. A wide range of information about other environmental and social topics is available at microsoft.com/csr.

Responsible Artificial Intelligence ("AI")

In 2016, our Chairman and CEO, Satya Nadella, set Microsoft on a clear course to adopt a principled and human-centered approach to our investments in AI. Since then, we have been hard at work to build products that align with our values. As we design, build, and release AI products, six values— transparency, accountability, fairness, inclusiveness, reliability and safety, and privacy and security—remain our foundation and guide our work every day. Microsoft details our approach to responsible AI in an annual report (see aka.ms/RAITransparencyReport2024). More information and resources are available at microsoft.com/ai/responsible-ai.

Microsoft's Environmental, Social, and Public Policy Committee provides oversight and guidance to management on responsible AI policies and programs.

Privacy and Cybersecurity

Microsoft is committed to integrating privacy and security into product, service, and technology design. As we articulate in our Privacy Principles, we value, protect, and defend privacy and empower people and organizations to control their data and have meaningful choices in how it is used. More information is available at microsoft.com/privacy.

Microsoft's Environmental, Social, and Public Policy Committee provides oversight and guidance on Microsoft's privacy policies and programs.

On cybersecurity, Microsoft has made it the top corporate priority to protect the computing environment used by our customers and employees and to support the resiliency of our cloud infrastructure and services, products, devices, and our internal corporate resources from determined adversaries. In response to the evolving cybersecurity threat landscape, we launched the SFI in November 2023 and expanded the scope of SFI in May 2024. The SFI focuses our business strategy and efforts on continual improvement in cybersecurity protection. We operate a cybersecurity program and governance framework designed to protect our computing environments against cybersecurity threats, and we have controls, policies, and procedures to identify, manage, and mitigate cybersecurity threats. Our culture also embeds the security of customers and Microsoft as a priority for every employee and across all of our organizations. Additional discussion of our approach to cybersecurity is available in Part I, Item 1C of our Form 10-K for the fiscal year ended June 30, 2024.

Microsoft's Board of Directors oversees cybersecurity risk. Cybersecurity reviews by the Board are scheduled to occur at least quarterly, or more frequently as determined to be necessary or advisable.

Environmental Sustainability

In 2020, Microsoft committed that by 2030 we would become carbon negative, water positive, zero waste, and protect more land than we use. Since then, we have seen major changes both in the technology sector and in our understanding of what it will take to meet our climate goals. New technologies, including generative AI, hold promise for new innovations that can help address the climate crisis. At the same time, the infrastructure and electricity needed for these technologies create new challenges for meeting sustainability commitments across the tech sector. As we take stock as a company in 2024, we remain resolute in our commitment to meet our climate goals and to empower others with the technology needed to build a more sustainable future. We report our progress annually at aka.ms/MSFTsustainabilityreport and additional information is available at microsoft.com/environment.

Microsoft's Environmental, Social, and Public Policy Committee provides oversight and guidance on Microsoft's environmental sustainability strategy and commitments.

Human Capital

Microsoft aims to recruit, develop, and retain world-changing talent from a diversity of backgrounds. To foster their and our success, we seek to create an environment where people can thrive and do their best work. We strive to maximize the potential of our human capital resources by creating a respectful, rewarding, and inclusive work environment that enables our global employees to create products and services that further our mission. We design our employee programs to attract, reward, and retain top talent, enable our employees' continual growth, and reinforce our culture and values. Our employee listening systems enable us to gather feedback directly from our workforce to inform our programs and employee needs globally, giving us real-time insights into ways we can support our employees. As a company, we will continue to leverage data and research to inform decision making, balancing the needs of the business, team, and individual. Diversity and inclusion are core to our business and information regarding our diversity and racial equity initiatives is available at microsoft.com/diversity and microsoft.com/racial-equity-initiative.

Microsoft's Board and its Compensation Committee provide oversight and guidance to management on Microsoft's workplace and culture.

Racial Equity Initiative

In June 2020, we outlined a series of multi-year commitments designed to address the racial injustice and inequity experienced by racial and ethnic minorities in the United States, including Black and African American communities. We remain committed to addressing racial injustice and inequity and helping improve lived experiences at Microsoft, in employees' communities, and beyond.

Our Racial Equity Initiative focuses on three multi-year pillars, each containing actions and progress we expect to make or exceed by 2025. Details on the components of this important initiative and a fact sheet on our progress four years after its launch are available at microsoft.com/racial-equity-initiative.

Microsoft's Board, its Environmental, Social, and Public Policy Committee, and its Compensation Committee provide oversight on many aspects of Microsoft's Racial Equity Initiative.

Board of Directors Oversight Roles

Shareholders elect our Board to serve their long-term interests and to oversee management. Our Board and its committees work closely with management to provide oversight, review, and counsel related to long-term strategy, risks and opportunities, and feedback from shareholders.

Strategy

Led by our CEO, senior management develops and executes our business strategy. They manage our operations and work to model our desired culture, create innovative products, establish accountability, and control risk. Our CEO and senior management also align our structure, operations, people, policies, and compliance efforts to our mission and strategy.

Overseeing management's development and execution of the Company's strategy is one of our Board's primary responsibilities. The Board works closely with senior management to respond to a dynamic business environment. Management benefits from the insights and perspectives of a diverse mix of directors with complementary qualifications, expertise, and attributes. Senior management and other leaders from across the Company provide business and strategy updates to our Board through regular strategy-focused meetings. At meetings throughout the year, the Board also assesses the strategic alignment of the Company's budget and capital plan, business initiatives, and its strategic acquisition and integration process. For major initiatives, such as our approach to AI, the Board engages with management on strategic vision, investments, partnerships, capital requirements, and risks. For large acquisitions such as Activision Blizzard, GitHub, LinkedIn, and Nuance Communications, the Board engages management on a broad range of considerations, such as due diligence findings, valuation, and integration planning.

Risk Oversight

Effective risk management is critical to Microsoft's ability to achieve its mission. The Board exercises direct oversight of strategic risks to the Company and other risk areas not delegated to one of the Board's committees. Our Board looks to the expertise of its committees to provide strategic oversight in their areas of focus. The committees are charged with specific areas of risk oversight and regularly report back to the full Board.

The Board of Directors

The Board oversees business affairs, integrity, risk management, CEO succession planning, and other matters reserved to the full Board and performs the annual CEO evaluation.

Audit Committee	Compensation Committee	Environmental, Social, and Public Policy Committee	Governance and Nominating Committee
Oversees the Company's processes to manage risk; the Company's financial statements; compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and security; and the independent auditor and internal audit function.	Oversees the Company's compensation and benefits programs; human capital management and diversity and inclusion principles and programs; senior management succession planning and compensation; and advises the Board on CEO compensation.	Oversees key non-financial regulatory risks; management policies and programs relating to key environmental and social matters, including climate change and environmental sustainability, competition and antitrust, privacy, trade, digital safety, responsible AI, accessibility, human rights, and responsible sourcing; and reviews government relations activities and public policy agenda.	Oversees director selection and succession planning; Board effectiveness and independence, committee functions and charters; adherence to our corporate governance framework; and other corporate governance matters.

Company Management

The Board, in consultation with each of its committees, oversees Company management in exercising its responsibility managing risk. The Board relies upon senior management to supervise risk management activities within the Company. Senior management is responsible for developing a continuously improving culture of risk-aware practices to identify and manage the appropriate level of risk in pursuit of our business objectives. On a regular basis, the Board and its committees engage with our senior management, our chief risk executive and chief compliance officer, and other members of management on risk as part of broad strategic and operational discussions which encompass interrelated risks, as well as on a risk-by-risk basis. In addition, risk management is supported by our compliance organization, investigatory teams, internal audit and external audit reviews, enterprise risk organization, a risk management community within our business teams, and our legal department. Microsoft has also established robust standards of business conduct that apply to all employees globally and provides numerous methods for employees to elevate risk concerns directly to management or through anonymous channels.

Internal Audit	Enterprise Risk Management	Regulatory Governance
Provides independent and objective audit, investigative, and advisory services designed to provide assurance that the Company is appropriately addressing its risks; assists senior management and the Board in accomplishing their objectives by bringing a systematic, disciplined, technology-enabled approach to evaluate, investigate, and improve the effectiveness of enterprise risk management, governance, controls, and operations. The Audit Committee reviews the internal audit assessment quarterly.	Drives the process of identification, assessment, prioritization, and mitigation of the Company's most significant risks to its strategies and ambitions, with the input of management risk owners, the enterprise risk organization, and subject matter experts from across the Company. The Audit Committee reviews the Enterprise Risk Management assessment semi-annually.	To comply with the accelerating global regulatory obligations, the Company established a regulatory governance framework to create a repeatable system-focused approach to regulatory governance with an initial focus on four domains: Responsible AI, Privacy, Digital Safety, and Cybersecurity. Through the framework, the Company's legal and regulatory subject matter experts ingest regulations, develop standards and implementation guidance, and, when appropriate, work with its engineers to develop and implement products to monitor compliance. The Company's business teams, with legal support, manage the compliance programs and prepare external regulatory and commercial reporting, and the Company's internal audit teams conduct reviews of its programs and processes.

Selected Areas of Oversight

 **Cybersecurity**

The Board maintains direct oversight over cybersecurity risk. The Board receives and provides feedback on regular updates from management regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, security features of the products and services we provide our customers, and the results of security breach simulations. The Board also discusses recent incidents throughout the industry and the emerging threat landscape.

 **AI Strategy, Governance, and Regulation**

The Board maintains direct oversight over AI strategy risk. Our Environmental, Social, and Public Policy Committee assists the Board in overseeing Microsoft's AI governance and regulation risk and provides oversight and guidance on Microsoft's responsible AI policies and programs. The Committee receives and provides feedback on regular updates from management regarding Microsoft's ability to design, build, and use AI in a way that meets regulatory expectations.

 **Datacenter Supply Chain and Capacity**

Our Audit Committee and Environmental, Social, and Public Policy Committee assist the Board in overseeing Microsoft's datacenter supply chain and capacity risk. The Committees regularly interacts with management on supply chain network management, including resource availability, delivery of network, and diversification of suppliers.

 **Privacy and Personal Data**

Our Environmental, Social, and Public Policy Committee assists the Board in overseeing Microsoft's privacy and personal data risk, provides oversight and guidance on Microsoft's privacy policies and programs, and oversees the impact of regulatory requirements on the Company and its businesses. The Committee receives and provides feedback on regular updates from management regarding the appropriate collection, use, and retention of customer, member, and employee personal data.

 **Digital Safety and Service Misuse**

Our Environmental, Social, and Public Policy Committee assists the Board in overseeing Microsoft's digital safety and service misuse risk. The Committee receives and provides feedback on regular updates from management regarding the protection of users from illegal, abusive, or potentially harmful content or conduct on Microsoft services, as well as the evolving regulatory landscape.

Culture and Workplace

Our culture isn't what we talk or write about; it's what we live every day. Our senior management holds itself accountable for modeling the culture we strive for. We focus on creating a respectful, rewarding, diverse, and inclusive work environment where people can thrive and where they can do their best work. Key to this environment is cultivating a growth mindset, where our workforce is focused on learning, listening, and growing. Our culture also embeds the security of customers and Microsoft as a priority for every employee and across all of our organizations.

Our employee listening systems enable us to gather feedback directly from our workforce to inform our programs and employee needs globally. Employees participate in our Employee Signals surveys, which cover a variety of topics such as thriving, inclusion, team culture, wellbeing, and learning and development. We also collect Daily Signals employee survey responses, giving us real-time insights into ways we can support our employees. In addition to Employee Signals and Daily Signals surveys, we gain insights through onboarding, exit surveys, internal Viva Engage channels, employee Q&A sessions, and our internal AskHR Service support.

The Board and the Compensation Committee engage with senior management, including Human Resources executives, across a broad range of human capital management topics. Management prepares and reviews with the Board a variety of materials including culture, succession planning and development, compensation, benefits, employee recruiting and retention, and diversity and inclusion. Additionally, each year the Compensation and Audit Committees evaluate management's annual assessment of risk related to our compensation policies and practices, including reviewing the work of management's Sales Incentive Compensation Governance Committee.

In early 2022, the Board initiated an independent review of the effectiveness of the Company's sexual harassment and gender discrimination policies and practices in recognition of the importance of these issues to employees, shareholders, and other stakeholders. The Board directed that a third-party assessment be conducted to address the full scope of an advisory shareholder resolution approved by shareholders at the 2021 Annual Meeting. The law firm ArentFox Schiff LLP assessed the Company's policies and procedures relating to sexual harassment and gender discrimination. ArentFox provided the Board with a report detailing its findings and recommendations and Microsoft's management team prepared an implementation plan that addresses all the recommendations in the ArentFox report. The Board thoroughly reviewed the ArentFox report and approved the specific actions in the implementation plan. Microsoft has now fully implemented the report's recommendations and board-approved implementation plan and begun annual reporting of workplace investigations data at www.microsoft.com/transparency.

Our Governance Structure

Framework

We have developed a corporate governance framework designed to ensure our Board has the authority and practices in place to review and evaluate our business operations and to make decisions independent of management. Our goal is to align the interests of directors, management, and shareholders, and comply with or exceed the requirements of the Nasdaq Stock Market LLC ("Nasdaq") and applicable laws and regulations. This framework establishes the practices our Board follows with respect to, among other things, Board composition and member selection, Board meetings and involvement of senior management, director compensation, CEO performance evaluation, management succession planning, and Board committees. The Board is committed to seeking opportunities for improvements on an ongoing basis. Each summer, the Board updates our corporate governance framework based on shareholder feedback, results from the annual shareholders meeting, the Board and committees' annual assessments, governance best practices, and regulatory developments. Our Board maintains a variety of documents detailing the directives and procedures associated with corporate governance at Microsoft, listed below. These documents are available on our website at aka.ms/policiesandguidelines.

- Articles of Incorporation
- Bylaws
- Corporate Governance Guidelines
- Director Independence Guidelines
- Microsoft Finance Code of Professional Conduct
- Microsoft Standards of Business Conduct ("Trust Code")
- Audit Committee Charter and Responsibilities Calendar

- Compensation Committee Charter
- Environmental, Social, and Public Policy Committee Charter
- Governance and Nominating Committee Charter
- Executive Stock Ownership Policy
- Executive Compensation Recovery Policy
- Compensation Consultant Independence Standards

Shareholder Rights

Microsoft strives to implement best practices in shareholder rights and to ensure the Company and Board align with the long-term interests of shareholders. We have enhanced our corporate governance framework over time based on input from our Board, shareholders, and other governance experts. Shareholder rights include:

- Single class of shares with each share entitled to one vote

- Annual election of all directors (unclassified board)

- Majority voting standard for directors in uncontested elections

- Confidential voting policy

- Shareholders of 15% of outstanding shares have the right to call a special meeting

- Proxy access bylaw allows groups of up to 20 shareholders holding 3% of shares for at least three years to nominate up to two individuals or 20% of the Board (whichever is greater) for inclusion in the proxy statement and ballot for election at an annual shareholders meeting

Other requirements that align Company and long-term interests of shareholders include:

- Significant stock ownership requirements for directors, executive officers, and other senior leaders

- Strong 'no-fault' executive compensation recovery ("clawback") policy that applies to executive officers, other senior leaders, and our chief accounting officer

- Strict hedging and pledging prohibitions against our directors and executive officers hedging their ownership of Microsoft stock, including by trading in options, puts, calls, or other derivative instruments related to Company equity or debt securities. Directors and executive officers are prohibited from purchasing Microsoft stock on margin, borrowing against Microsoft stock held in a margin account, or pledging Microsoft stock as collateral for a loan

- Board tenure policy that seeks to maintain an average tenure of 10 years or less for the Board's independent directors as a group

- Public company board service guideline that, absent circumstances that enable the director to have sufficient capacity, generally no director should serve on more than three other public company boards. Directors who are current CEOs should not serve on more than one other public company board

Shareholder Engagement

Effective corporate governance includes regular, constructive conversations with our shareholders to proactively seek shareholder insights and to answer shareholder inquiries. We maintain an active dialogue with shareholders to ensure we thoughtfully consider a diversity of perspectives on issues including strategy, business performance, risk, culture and workplace topics, compensation practices, and a broad range of environmental and social topics. As noted above, the Board updates our corporate governance framework each summer based on a number of inputs, including shareholder feedback.

Our Office of the Corporate Secretary coordinates shareholder engagement with Investor Relations and provides a summary of all relevant ESG feedback to our Board. In fiscal year 2024, we engaged on governance and environmental and social topics with a cross-section of shareholders owning approximately 50% of Microsoft shares. The Lead Independent Director and Compensation Committee chair also have ongoing consultations on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors, most recently in the first quarter of fiscal year 2025. In addition, throughout the year our Investor Relations group engages with our shareholders, frequently along with Satya Nadella, our Chairman and CEO, and Amy Hood, our CFO.

To communicate broadly with our shareholders, we also seek to transparently share relevant information through our Investor Relations website, our Annual Report, this Proxy Statement, our Reports Hub, and in posts on the Microsoft On the Issues blog.

Board Leadership

The Board's independent directors elected Satya Nadella to the role of Chairman and CEO, and Sandra Peterson as Lead Independent Director.

In his role, Mr. Nadella leverages his deep understanding of the business to elevate the right strategic opportunities and identify key risks and mitigation approaches for the Board's review. As Lead Independent Director, Ms. Peterson retains significant authority including providing input on behalf of the independent directors on Board agendas and schedules, calling meetings of the independent directors, authorizing retention of outside counsel, advisors, or other consultants, setting agendas for executive sessions, leading performance evaluations of the CEO, and overseeing CEO succession planning. Additional information about the role of the Lead Independent Director is described in this Part 1 under "Board Independence" below.

The Board does not have a policy as to whether the Chairman should be an independent director, an affiliated director, or a member of management. The independent directors annually appoint a Chairman of the Board. To ensure robust independent leadership on the Board, if the individual appointed as Chairman is not an independent director, or when the independent directors determine that it is in the best interests of the Company, the independent directors will also annually appoint a Lead Independent Director. Our Board believes its current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our Board. It does this by giving primary responsibility for the operational leadership and strategic direction of the Company to our Chairman and Chief Executive Officer, while enabling the Lead Independent Director to facilitate our Board's independent oversight of management, promote communication between management and our Board, and support our Board's consideration of key governance matters. The Board believes its programs for overseeing risk, as described in this Part 1 under "Risk Oversight," would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of structure.

CEO Succession

A primary responsibility of the Board is planning for CEO succession and overseeing identification and development of other members of the senior leadership team ("SLT"). The Board and the Compensation Committee work with the CEO and our Chief Human Resources Officer to plan for succession. For the CEO, the succession plan covers identification of internal and external candidates, and professional and leadership development plans for internal candidates. The Board annually reviews the CEO succession plan. The criteria used to assess potential CEO candidates are formulated based on the Company's business strategies, and include strategic vision, leadership, and operational execution. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential CEO candidates. The Board maintains an emergency succession contingency plan that is reviewed on an annual basis by the Board and Governance and Nominating Committee. The plan identifies roles and responsibilities of individuals who would act if an unforeseen event prevented the CEO from continuing to serve. The Compensation Committee reviews the plan with the CEO and reports to the Board on development and succession plans for the other members of the SLT. The Board may review development and succession planning more frequently as it deems necessary or desirable.

Annual Board and Committee Evaluation Process

The Board is committed to a rigorous self-evaluation process. The Governance and Nominating Committee annually evaluates the performance of the Board. In fiscal year 2024, the evaluation included utilizing a third-party facilitator to seek feedback from each director on the performance of the Board and each committee. The results were reported to and discussed with the Board and each relevant committee.

Our evaluation process is designed to elicit feedback on the processes, structure, composition, and effectiveness of the Board and each committee. The evaluation results have facilitated increased Board and committee effectiveness, including driving clarity on key areas for the Board's focus over the coming year, focus on sustainable growth strategies for the Company, and input on management development and succession planning as well as Board and committee composition and recruiting.

Director Attendance

Each quarter, our Board holds two-day meetings comprised of committee and Board meetings. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Additional executive sessions are held as needed.

In addition to the quarterly meetings, typically there are other regularly scheduled Board and committee meetings and several special meetings each year. Our Board met twelve times during fiscal year 2024. In addition, the Board held periodic meetings dedicated to strategy topics which included presentations and discussions with members of our SLT and other senior management.

Each director nominee attended at least 75% of the aggregate of all fiscal year 2024 meetings of the Board and each committee on which he or she served. In fiscal year 2024, the Board and committees of the Board held a total of 37 meetings. Together, the director nominees attended at least 90% of the combined total meetings of the Board and the committees on which they were members in fiscal year 2024.

Directors are expected to attend the annual shareholders meeting, if practicable. All directors attended the 2023 Annual Meeting.

Director Orientation and Continuing Education

Our orientation programs are designed to familiarize new directors with our businesses, strategies, and policies and assist new directors in developing Company and industry knowledge to optimize their service on the Board.

Regular continuing education programs enhance the skills and knowledge directors use to perform their responsibilities. These programs may include internally developed programs or programs presented by third parties. Past sessions covered topics ranging from AI to the evolution of our gaming business and detailed review of software licensing models.

Director Stock Ownership Policy

To align the interests of our directors and shareholders, our directors are required to own Microsoft shares equal in value to at least three times the base annual retainer (cash and stock) payable to a director. Each director must retain 50% of all net shares (post-tax) from the retainer until reaching the minimum share ownership requirement. Stock deferred under the Deferred Compensation Plan for Non-Employee Directors counts toward the minimum ownership requirement. Each of our directors complied with our stock ownership policy in fiscal year 2024.

Derivatives Trading, Hedging, and Pledging

Our directors and executive officers are prohibited from trading in options, puts, calls, or other derivative instruments related to Microsoft equity or debt securities. They also are prohibited from purchasing Microsoft common stock on margin, borrowing against Microsoft common stock held in a margin account, or pledging Microsoft common stock as collateral for a loan. Employees, other than executive officers, are generally permitted to engage in transactions designed to hedge or offset market risk.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq listing standards. Our General Insider Trading Policy prohibits our employees and related persons and entities from trading in securities of Microsoft and other companies while in possession of material, nonpublic information. Our General Insider Trading Policy also prohibits our employees from disclosing material, nonpublic information of Microsoft, or another publicly traded company, to others who may trade on the basis of that information. Our Restricted Trading Window Policy requires that certain officers of the Company (corporate vice presidents and above) and other designated employees only transact in Microsoft securities during an open window period, subject to limited exceptions. In addition, certain officers of the Company are required to obtain approval in advance of transactions in Microsoft securities. Our executive officers and directors must also comply with additional trading restrictions. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our General Insider Trading Policy, Restricted Trading Window Policy and Insider Trading Compliance and Preclearance Policies for Section 16 Officers and Directors of Microsoft, copies of which can be found as exhibits to our Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

Board Independence

The Board's independence enables it to be objective and critical in carrying out its oversight responsibilities. The Corporate Governance Guidelines provide that a substantial majority of our directors will be independent. The independent members of the Board annually appoint a Lead Independent Director to facilitate the Board's oversight of management, promote communication between management and our Board, engage with shareholders, and lead consideration of key governance matters. Key elements of our Board independence include:

- **11 of 12 director nominees are independent**. We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our Chairman and CEO, Satya Nadella, all director nominees are independent

- **Board tenure**. We are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the Company and adding directors with a fresh perspective, the Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group. The average tenure for our independent director nominees is 6.4 years. The average tenure is 6.7 years if Mr. Nadella is included

- **Board diversity**. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates

- **Executive sessions of independent directors**. At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed

- **Committee independence**. Only independent directors are members of the Board's committees. Each committee meets regularly in executive session

- **Independent compensation consultant**. The compensation consultant retained by the Compensation Committee is independent of the Company and management as required by the Compensation Consultant Independence Standards

- **Lead Independent Director**. The Lead Independent Director has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership. Sandra Peterson was selected by the independent members of the Board to serve as Lead Independent Director. Key responsibilities and authority include:
  - Chairs executive sessions and coordinates activities of the independent directors
  - Leads the Board's annual CEO performance evaluation
  - Coordinates Board oversight of CEO succession planning, including maintenance of an emergency succession plan
  - Chairs the annual shareholders meeting

- Acts as liaison between the independent directors and the Chairman and CEO

- Authorizes retention of outside counsel, advisors, or other consultants who report directly to the Board

- Leads the Board meetings when the Chairman and CEO is not present

- Shapes, reviews, and approves the agenda and schedule for Board meetings

- Calls meetings of the independent directors

- When requested, represents the Board with internal and external audiences, including shareholders

Board Committees

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities. Our Board has four standing committees: an Audit Committee, a Compensation Committee, an Environmental, Social, and Public Policy Committee, and a Governance and Nominating Committee.

The table below provides current membership for each Board committee, followed by a summary of each committee's responsibilities. Each committee has a charter describing its specific responsibilities which can be found on our website at aka.ms/boardcommittees.

Director	Audit	Compensation	Environmental, Social, and Public Policy	Governance and Nominating
Reid G. Hoffman			Member	
Hugh F. Johnston	Chair, Financial Expert			
Teri L. List	Financial Expert and Member			Member
Catherine MacGregor			Member	
Mark A. L. Mason				Member
Satya Nadella				
Sandra E. Peterson		Member		Chair
Penny S. Pritzker			Chair	
Carlos A. Rodriguez	Financial Expert and Member	Chair		
Charles W. Scharf		Member		Member
John W. Stanton	Member		Member	
Emma N. Walmsley		Member	Member	
Number of meetings in fiscal year 2024	10	6	4	5

Audit Committee

- Oversee the work of our accounting function and internal control over financial reporting

- Oversee internal auditing processes

- Inquire about significant risks, review our policies for enterprise risk assessment and risk management, and except as to those risks for which oversight has been assigned to other committees of the Board or retained by the Board, assess the steps management has taken to control these risks

- Review with management policies, practices, compliance, and risks relating to our investment portfolio

- Review with management the Company's business continuity, resiliency, and disaster preparedness planning

- Review compliance with significant applicable legal, ethical, and regulatory requirements, including those relating to regulatory matters that may have a material impact on our consolidated financial statements or internal control over financial reporting

The Audit Committee is responsible for the compensation, retention, and oversight of the independent auditor engaged to issue audit reports on our consolidated financial statements and internal control over financial reporting. The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities.

The Board has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. All current members of the Audit Committee meet the Nasdaq listing standard of financial sophistication and three are "audit committee financial experts" under Securities and Exchange Commission ("SEC") rules.

As provided in our Corporate Governance Guidelines, members of the Audit Committee ordinarily may not serve on over three public company audit committees (including Microsoft's). In calculating service on a public company board or audit committee, service on a board or audit committee of a parent and its substantially-owned subsidiary counts as service on a single board or audit committee. Any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination that the member is able to effectively serve on the Company's Audit Committee. The Governance and Nominating Committee and the Board considered Ms. List's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, and the nature of and time involved in her service on other boards. Following such review, the Board determined that Ms. List is able to effectively continue to serve on the Company's Audit Committee.

Compensation Committee

- Assist our Board in establishing the annual goals and objectives of our CEO

- Establish the process for annually reviewing our CEO's performance

- Recommend our CEO's compensation to the independent members of our Board for approval

- Approve annual compensation, annual goals and objectives, and in consultation with the CEO, oversee performance evaluations for the non-CEO members of the SLT

- Review and discuss with the CEO and report to the Board development and corporate succession plans for the non-CEO members of the SLT

- Oversee administration of the Company's equity-based compensation and retirement plans

- Monitor and evaluate the compensation and benefits structure of Microsoft as the Committee deems appropriate, including policies regarding SLT compensation

- Oversee and advise the Board and management about Company programs for diversity and inclusion and human capital management

- Periodically review the compensation paid to non-employee directors and make recommendations to our Board for any adjustments

- Oversee the process and review the results of investigations of any sexual harassment complaints against senior officers. The Committee will report to the full Board on the conclusions of any investigation that results in a founded determination and the disciplinary and other actions taken

Our senior executives for Human Resources support the Compensation Committee in its work. The Committee may delegate its authority to subcommittees and to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers and to administer the Company's equity-based compensation plans. The Committee has delegated to senior management the authority to make stock award grants to employees who are not members of the SLT or Section 16 officers and to administer the Company's equity-based compensation plans.

Independent compensation consultant. The Compensation Committee retained Pay Governance LLC as its independent compensation consultant throughout fiscal year 2024. The consultant advises the Committee on marketplace trends in executive compensation, management proposals for compensation programs, and executive officer compensation decisions. The consultant also evaluates compensation for non-employee directors, other members of senior management, and equity compensation programs generally. The consultant discusses recommendations to the Board on CEO compensation with the Committee and is directly accountable to the Committee. To maintain the independence of the consultant's advice, the firm does not provide services to Microsoft other than those described above. The Committee has adopted Compensation Consultant Independence Standards, which can be viewed on our website at aka.ms/policiesandguidelines. These standards require that the Committee annually assess the independence of its compensation consultant. A consultant satisfying the following requirements will be considered independent. The consultant (including each individual employee of the consultant providing services):

- Is retained and terminated by, has its compensation fixed by, and reports solely to, the Compensation Committee

- Is independent of the Company

- Will not perform any work for Company management except at the request of the Compensation Committee chair and in the capacity of the Committee's agent

- Should not provide any unrelated services or products to the Company and its affiliates or management, except for surveys purchased from the consultant's firm

In assessing the consultant's independence, the Compensation Committee considers the nature and amount of work performed for the Committee during the year, the nature of any unrelated services performed for the Company, and the fees paid for those services in relation to the firm's total revenue. The consultant annually prepares for the Committee an independence letter providing assurances and confirmation of the consultant's independent status under the standards. The Committee believes that Pay Governance has been independent during its service for the Committee.

Environmental, Social, and Public Policy Committee

- Assist the Board in overseeing the Company's key non-financial regulatory risks that may have a material impact on the Company and its ability to sustain trust with customers, employees, and the public

- Oversee management policies and programs relating to key environmental and social matters including climate change and environmental sustainability, competition and antitrust, privacy, trade, digital safety, responsible AI, accessibility, human rights, and responsible sourcing

- Review our government relations activity and political activities and expenditures

- Review our public policy agenda and position on significant public policy matters

Governance and Nominating Committee

- Determine and recommend the slate of director nominees for election to our Board during the annual shareholders meeting

- Identify, recruit, and recommend candidates for the Board

- Review and make recommendations to the Board about the composition of Board committees

- Annually evaluate the performance and effectiveness of the Board

- Annually assess the independence of each director

- Monitor adherence to, review, develop, and recommend changes to our corporate governance framework

- Review and provide guidance to the Board and management about the framework for the Board's oversight of, and involvement in, shareholder engagement

- Annually review the charters of Board committees and, after consultation with the respective committees, recommend to the Board appropriate changes

- Oversee the process and review the results of investigations of any sexual harassment complaints against members of the Board and the Chief Executive Officer. The Committee will report to the full Board on the conclusions of any investigation that results in a founded determination and the disciplinary and other actions taken

Director Selection and Qualifications

Shareholders elect our Board of Directors annually. In making its annual director nominations determination, the Board's objective is to recommend a group of directors that can best ensure the continuing success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

The Governance and Nominating Committee recommends to the Board director candidates for nomination and election during the annual shareholders meeting or for appointment to fill vacancies. The Committee works with our Board to determine the characteristics, skills, and experience for the Board as a whole and its individual members with the objective of having a board with diverse backgrounds, skills, and experience. In making its recommendations to our Board, the Committee considers the qualifications of individual director candidates applying the Board membership criteria described below. The Committee retains any search firm involved in identifying potential candidates and approves their fees.

For all directors, we require an independent mindset, integrity, personal and professional ethics, business judgment, and the ability and willingness to commit sufficient time to the Board. Our Board considers many factors in evaluating the suitability of individual director candidates, including their general understanding of global business, sales and marketing, finance, and other disciplines relevant to the success of a large, publicly traded company; understanding of our business and technology; educational and professional background; personal accomplishment; and geographic, gender, age, and ethnic diversity.

This Proxy Statement includes a table summarizing the key qualifications, skills, and attributes currently most relevant to the decision to nominate candidates to serve on the Board. As the Board strives to maintain a diverse set of skills and attributes, it also expects that each member will be able to understand and contribute meaningfully to the oversight of the range of material business, risk, and regulatory issues the Company faces. Management's responsibility includes educating and communicating to the Board in a way that enables effective oversight of this broad set of issues. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. We work with our search firm to ensure the candidate slate provided to the Committee includes diverse candidates.

The Board does not believe that directors should expect to be re-nominated annually. In determining whether to recommend a director for re-election, the Committee considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board evaluation, and meeting attendance.

When the Committee recruits new director candidates, that process typically involves either a search firm or a member of the Committee contacting a prospect to assess interest and availability. A candidate will then meet with members of the Board and Mr. Nadella, and then meet with members of management as appropriate. At the same time, the Committee and the search firm will contact references for the candidate. A background check is completed before a final candidate recommendation is made to the Board.

Shareholders have previously elected all Board nominees.

The Committee assesses its efforts to maintain an effective and diverse board as part of its regular responsibilities, which include annually:

• Reporting to our Board on the performance and effectiveness of the Board

• Presenting to our Board individuals recommended for election to the Board at the annual shareholders meeting

• Assessing the Committee's own performance

Shareholder Recommendations and Nominations of Director Candidates

Recommendations

The Governance and Nominating Committee considers shareholder recommendations for candidates for the Board of Directors using the same criteria described above. The name of any recommended candidate for director, together with a brief biography, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of Company stock must be sent to the attention of MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA, 98052-6399.

Our Board and the Governance and Nominating Committee believe that all candidates should be treated equitably with respect to administrative and evidentiary requirements. Therefore, all nominees, whether proposed by the Board or recommended by shareholders, shall be subject to the same standards and informational requirements.

Nominations

Our Bylaws provide for proxy access shareholder nominations of director candidates by eligible shareholders. A shareholder who wishes to formally nominate a candidate, whether for inclusion in the Company's proxy statement or not, must follow the procedures described in Article 1 of our Bylaws. Appropriately nominated proxy access candidates or candidates who comply with both our Advanced Notice Bylaw Provisions and the SEC's Rule 14a-19 will be included in the Company's proxy statement and ballot.

Board Composition and Diversity

Our Board of Directors believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our director nominees' biographies describe each director's background and relevant experience in more detail. The Board Diversity Matrix of self-identified information by our directors is in Annex A.

Qualifications and Expertise	Hoffman	Johnston	List	MacGregor	Mason	Nadella	Peterson	Pritzker	Rodriguez	Scharf	Stanton	Walmsley
Board Diversity — Representation of gender, ethnic, or other perspectives that expand the Board's understanding of the needs and viewpoint of our customers, partners, employees, governments, and other stakeholders worldwide.			✓	✓	✓	✓	✓	✓	✓			✓
Financial — Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.		✓	✓		✓				✓	✓	✓	
Global Business — Experience driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities.		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Leadership — Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions — A history of leading growth through acquisitions and other business combinations, with the ability to assess "build or buy" decisions, analyze the fit of a target with a company's strategy and culture, accurately value transactions, and evaluate operational integration plans.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales and Marketing — Experience developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation.			✓	✓		✓	✓			✓		✓
Technology — A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models. May include expertise in cybersecurity governance or technology.	✓					✓	✓			✓	✓	

Board Demographics



0-4 yrs
5-9 yrs
Average Tenure
6.7 years



60s
50s
Average Age
60 years



67% Diverse

Women nominees
42%
Ethnically Diverse nominees
25%

1 African American
1 Asian
1 Hispanic / Latinx
4 born outside U.S.

Our Director Nominees

Following are biographies for the 12 directors nominated by the Board for election during the 2024 Annual Meeting.



Reid G. Hoffman

Age: 57 | **Director since:** 2017 | **Birthplace:** United States | Independent



Experience:

Greylock Partners (2009-present)
(venture capital firm)
- Partner (2023-present)
- General Partner (2009-2023)

Reinvent Capital (2019-present)
- Advisory Partner (2019-present)

LinkedIn Corporation (2003-2016)
- Co-founder and Chairman (2003-2016)
- Executive Chairman (2009)
- Chief Executive Officer (2003-2007 and 2008-2009)
- President, Products (2007-2008)

PayPal Holdings, Inc. (2000-2002)
- Executive Vice President (2000-2002)

Microsoft Committees:
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- Joby Aviation, Inc.
- Aurora Innovation, Inc.

Former Public Company Directorships Held in the Past Five Years:
- Reinvent Technology Partners Z



Hugh F. Johnston

Age: 63 | **Director since:** 2017 | **Birthplace:** United States | Independent



Experience:

The Walt Disney Company (2023-present)
(media and entertainment)
- Senior Executive Vice President and Chief Financial Officer (2023-present)

PepsiCo, Inc. (1987-1999 and 2002-2023)
- Vice Chairman (2015-2023)
- Executive Vice President and Chief Financial Officer (2010-2023)
- Executive Vice President, Global Operations (2009-2010)
- President, Pepsi-Cola North America (2007-2009)
- Various positions of increasing authority (1987-1999 and 2002-2007)

Merck & Co., Inc. (1999-2002)
- Vice President, Retail Marketing, Merck-Medco Managed Care LLC (1999-2002)

Microsoft Committees:
- Audit (Chair)

Other Public Company Directorships:
- HCA Healthcare, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None

 **Board Diversity**    **Financial**    **Global Business**    **Leadership**    **Mergers and Acquisitions**    **Sales and Marketing**    **Technology**



Teri L. List

Age: 61 | **Director since:** 2014 | **Birthplace:** United States | Independent



Experience:

The Gap, Inc. (2016-2020)
(clothing and accessories retailer)
- Executive Vice President and Chief Financial Officer (2016-2020)

Dick's Sporting Goods, Inc. (2015-2016)
- Executive Vice President and Chief Financial Officer (2015-2016)

Kraft Foods Group, Inc. (2013-2015)
- Senior Advisor (2015)
- Executive Vice President and Chief Financial Officer (2013-2015)
- Senior Vice President (2013)

The Procter & Gamble Company (1994-2013)
- Senior Vice President and Treasurer (2009-2013)
- Various positions of increasing authority (1994-2009)

Microsoft Committees:
- Audit
- Governance and Nominating

Other Public Company Directorships:
- Danaher Corporation
- lululemon athletica inc.
- Visa Inc.

Former Public Company Directorships Held in the Past Five Years:
- DoubleVerify Holdings, Inc.
- Oscar Health, Inc.

Other Positions:
- Former Trustee, Financial Accounting Foundation
- Former Practice Fellow, Financial Accounting Standards Board

---



Catherine MacGregor

Age: 52 | **Director Since:** 2023 | **Birthplace:** Morocco | Independent



Experience:

Engie S.A. (2021-present)
(energy company)
- Group Chief Executive Officer and Director (2021-present)

TechnipFMC plc (2019-2020)
- President, Technip Energies (2019-2020)

Schlumberger N.V. (1995-2018)
- President, Drilling Group (London) (2017)
- President, Reservoir Characterization Group (France) (2016)
- President, Europe & Africa, La Defense (France) (2013)
- President, Wireline, Schlumberger Wireline (France) (2009)
- Group Human Resource Director (France) (2007)
- Various positions of increasing authority (Congo, UK, Malaysia, US, and France) (1995-2007)

Microsoft Committees:
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- Engie S.A.

Former Public Company Directorships Held in the Past Five Years:
- None



Mark A. L. Mason

Age: 55 | **Director Since:** 2023 | **Birthplace:** United States | Independent



Experience:

Citigroup Inc. (2001-present)
(banking and financial services company)
- Chief Financial Officer (2019-present)
- Chief Financial Officer, Institutional Clients Group (2014)
- Chief Executive Officer, Citi Private Bank (2013)
- Chief Executive Officer, Citi Holdings (2012)
- Chief Operating Officer, Citi Holdings (2009)
- Chief Financial Officer and Head of Strategy and M&A, Global Wealth Management (2006)
- Various positions of increasing authority (2001-2006)

Microsoft Committees:
- Governance and Nominating

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None



Satya Nadella

Age: 57 | **Director Since:** 2014 | **Birthplace:** India



Experience:

Microsoft Corporation (1992-present)
- Chairman and Chief Executive Officer (2021-present)
- Chief Executive Officer and Director (2014-2021)
- Executive Vice President, Cloud and Enterprise (2013-2014)
- President, Server and Tools (2011-2013)
- Senior Vice President, Online Services Division (2009-2011)
- Senior Vice President, Search, Portal, and Advertising (2008-2009)
- Various positions of increasing authority (1992-2008)

Microsoft Committees:
- None

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- Starbucks Corporation

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Sandra E. Peterson

Age: 65 | **Director Since:** 2015 | **Birthplace:** United States | Independent



Experience:

Microsoft Corporation (2015-present)
- Lead Independent Director (2023-present)

Clayton, Dubilier & Rice, LLC (2019-present)
(investment firm)
- Operating Partner (2019-present)

Johnson & Johnson (2012-2018)
- Group Worldwide Chair and member of the Executive Committee (2012-2018)

Bayer CropScience AG (2010-2012)
- Chief Executive Officer and Chairman of the Board of Management (2010-2012)
- Member of Board of Management (2010)

Bayer HealthCare LLC (2005-2010)
- Executive Vice President and President, Medical Care (2009-2010)
- President, Diabetes Care Division (2005-2009)

Medco Health Solutions, Inc. (1999-2004)
- Group President of Government (2003-2004)
- Senior Vice President, Health Businesses (2001-2003)
- Senior Vice President, Marketing and Strategy (1999-2001)

Microsoft Committees:
- Compensation
- Governance and Nominating (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- Covetrus, Inc.
- Zymergen, Inc.



Penny S. Pritzker

Age: 65 | **Director Since:** 2017 | **Birthplace:** United States | Independent



Experience:

United States Secretary of Commerce (2013-2017)

PSP Partners, LLC (present)
(private investment firm)
- Founder and Chairman (present)

Pritzker Realty Group (present)
- Co-founder and Chairman (present)

Inspired Capital Partners (present)
- Co-founder and Chairman (present)

Artemis Real Estate Partners (present)
- Co-founder (present)

The Parking Spot (1998-2011)
- Co-founder and Chairman (1998-2011)

Vi Senior Living (1987-2011)
- Founder and Chairman (1987-2011)

Microsoft Committees:
- Environmental, Social, and Public Policy (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Co-founder, Pritzker Traubert Foundation



Carlos A. Rodriguez

Age: 60 | **Director since:** 2021 | **Birthplace:** Cuba | Independent



Experience:

Automatic Data Processing, Inc. (1999-present)
(human capital management solutions provider)
- Director (2024-present)
- Executive Chair (2023-2024)
- Chief Executive Officer and Director (2011-2022)
- President, Chief Operating Officer, and Director (2011)
- Various positions of increasing authority (1999-2011)

Vincam Group, Inc. (1996-1999)
(acquired by Automatic Data Processing, Inc. in 1999)
- Senior Vice President Finance and Chief Financial Officer (1997-1999)
- Vice President, Mergers & Acquisitions (1996-1997)
- Vice President, Operations (1996)

Microsoft Committees:
- Audit
- Compensation (Chair)

Other Public Company Directorships:
- Automatic Data Processing, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None



Charles W. Scharf

Age: 59 | **Director Since:** 2014 | **Birthplace:** United States | Independent



Experience:

Wells Fargo & Company (2019-present)
(banking and financial services company)
- Chief Executive Officer, President, and Director (2019-present)

The Bank of New York Mellon Corporation (2017-2019)
- Chairman and Chief Executive Officer (2018-2019)
- Chief Executive Officer and Director (2017)

Visa Inc. (2012-2016)
- Chief Executive Officer and Director (2012-2016)

JPMorgan Chase & Co. (2004-2012)
- Managing Director, One Equity Partners, private investment arm (2011-2012)
- Chief Executive Officer of Retail Financial Services (2004-2011)

Bank One Corporation (2000-2004)
- Chief Executive Officer of the Retail Division (2002-2004)
- Chief Financial Officer (2000-2002)

Citigroup Inc. (1999-2000)
- Chief Financial Officer of the Global Corporate and Investment Bank Division (1999-2000)

Microsoft Committees:
- Compensation
- Governance and Nominating

Other Public Company Directorships:
- Wells Fargo & Company

Former Public Company Directorships Held in the Past Five Years:
- None

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



John W. Stanton

Age: 69 | **Director Since:** 2014 | **Birthplace:** United States | Independent



Experience:

Trilogy Partnerships (2005-present)
(investment company)
- Founder and Chairman (2005-present)

Clearwire Corp. (2008-2013)
- Chairman of the Board (2011-2013)
- Interim Chief Executive Officer (2011)
- Board member (2008-2011)

Western Wireless Corporation (1992-2005)
- Founder, Chief Executive Officer, and Chairman (1992-2005)

VoiceStream Wireless Corporation (1995-2003)
- Chief Executive Officer and Chairman (1995-2003)

Microsoft Committees:
- Audit
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- Costco Wholesale Corporation

Former Public Company Directorships Held in the Past Five Years:
- Trilogy International Partners, Inc.

Other Positions:
- Chairman, First Avenue Entertainment LLLP, owner of Seattle Mariners (2016-present)



Emma N. Walmsley

Age: 55 | **Director Since:** 2019 | **Birthplace:** United Kingdom | Independent



Experience:

GSK plc (2010-present)
(healthcare company)
- Chief Executive Officer and Director (2017-present)
- Chief Executive Officer, Consumer Healthcare (2015-2016)
- President, Consumer Healthcare (2012-2015)
- President, Consumer Healthcare Europe (2010-2012)

L'Oreal, S.A. (1994-2010)
- General Manager, Consumer Products, China (2007-2010)
- Global Brand Head, Maybelline, USA (2002-2007)
- UK General Manager, Garnier/Maybelline (1999-2002)
- Various positions of increasing authority (1994-1999)

Microsoft Committees:
- Compensation
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- GSK plc

Former Public Company Directorships Held in the Past Five Years:
- None

 **Board Diversity** |  **Financial** |  **Global Business** |  **Leadership** |  **Mergers and Acquisitions** |  **Sales and Marketing** |  **Technology**

How to Communicate with our Board

We will transmit shareholder communications related to corporate governance and other Board matters to the Board, a committee of the Board, or a director as designated in your message. Communications relating to other topics, including those that are primarily commercial in nature, will not be forwarded.

@ askboard@microsoft.com

 MSC 123/9999
Office of the Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Concerns about accounting or auditing matters or possible violations of our Standards of Business Conduct should be reported under the procedures outlined in the Microsoft Standards of Business Conduct, which is available on our Microsoft integrity website at microsoft.com/legal/compliance/integrity.

Director Independence Guidelines

Our Board has adopted director independence guidelines to assist in determining each director's independence. These guidelines are available on our website at aka.ms/policiesandguidelines. The guidelines either meet or are more restrictive than the definition of "independent director" in the listing requirements of Nasdaq and applicable laws and regulations. The guidelines identify categories of relationships the Board has determined would not affect a director's independence and therefore are not considered by the Board in determining director independence.

Following the director independence guidelines, each year and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Management provides the Governance and Nominating Committee and Board with relevant known facts and circumstances of any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the director independence guidelines. The Committee then completes an assessment of each director considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with Microsoft, another director, or as a partner, shareholder, or officer of an organization that has a relationship with our Company.

The Governance and Nominating Committee also considers the tenure of a director, and for longer serving directors, whether the duration of service impacts the director's independence from management, as demonstrated by the director's relationship with management and the director's participation in Board and committee deliberations. The Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group.

Based on the review and recommendation by the Governance and Nominating Committee, the Board analyzed the independence of each director and nominee. The Board determined that Mses. List, MacGregor, Peterson, Pritzker, and Walmsley, and Messrs. Hoffman, Johnston, Mason, Rodriguez, Scharf, and Stanton (as well as Padmasree Warrior and John Thompson, whose Board service ended on December 7, 2023) meet the standards of independence under our Corporate Governance Guidelines, the director independence guidelines, and applicable Nasdaq listing standards, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. In making its independence determination, the Committee and Board considered ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer, and purchases by Microsoft of goods and services from such companies.

Certain Relationships and Related Transactions

We are a global company with extensive operations in the U.S. and many foreign countries. Every year, we spend billions of dollars for goods and services purchased from third parties. The authority of our employees to purchase goods and services is widely dispersed. Because of these wide-ranging activities, there may be transactions, business arrangements, or relationships with businesses and other organizations in which one of our directors, executive officers, nominees for director, or an owner of 5% or more of our stock ("5% shareholders") or their immediate families, may also be a director, executive officer, or investor, or have some other direct or indirect material interest ("related entities"). We will refer to these transactions with related entities as related-party transactions where the amount involved exceeds $120,000 and a director, executive officer, nominee for director or 5% shareholders, or immediate family member has a direct or indirect material interest.

Related-party transactions have the potential to create actual or perceived conflicts of interest between Microsoft and its directors, executive officers, nominees for director or 5% shareholders, or their immediate family members. The Audit Committee has established a written policy and procedures for review and approval of related-party transactions. If a related-party transaction subject to review involves directly or indirectly a member of the Audit Committee (or an immediate family member or domestic partner), the remaining Committee members will conduct the review. In evaluating a related-party transaction, the Audit Committee considers, among other factors:

• The goods or services provided by or to the related party

• The nature of the transaction and the costs to be incurred by Microsoft or payments to Microsoft

• The benefits associated with the transaction and whether comparable or alternative goods or services are available to Microsoft from unrelated parties

• The business advantage Microsoft would gain by engaging in the transaction

• The significance of the transaction to Microsoft and to the related party

• Management's determination that the transaction is in the best interests of Microsoft

To receive Audit Committee approval, a related-party transaction must have a Microsoft business purpose and be on terms that are fair and reasonable to Microsoft and be as favorable to Microsoft as would be available from non-related entities in comparable transactions. The Audit Committee also requires that the transaction meet the same Microsoft standards that apply to comparable transactions with unaffiliated entities.

During fiscal year 2024, there were ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer and purchases by Microsoft of goods and services from such companies. None of these transactions constituted a related-party transaction that required approval by the Audit Committee. In March 2024, the Company entered into an agreement with Inflection AI, Inc. ("Inflection"), pursuant to which Microsoft obtained a non-exclusive license to Inflection's intellectual property. Mr. Hoffman is a co-founder of and serves on the board of directors of Inflection. As of the date of the agreement with Inflection, Reprogrammed Interchange LLC ("Reprogrammed") and entities affiliated with Greylock Ventures ("Greylock") each held less than a 10% equity interest in Inflection. Mr. Hoffman may be deemed to beneficially own the shares held by Reprogrammed and Greylock by virtue of his relationship with such entities. Mr. Hoffman did not participate in any portions of the meetings of our Board or any committee thereof to review and approve the transaction with Inflection.

Director Compensation

The Compensation Committee periodically reviews the regular annual retainer paid to non-employee directors and makes recommendations for adjustments, as appropriate, to the full Board. Our objective for compensation to non-employee directors is to award the majority of compensation in equity to further align the interests of our Board with those of our shareholders and to make meaningful adjustments every few years, rather than smaller adjustments that are more frequent. There was no change in fiscal year 2024. Our CEO, Mr. Nadella does not receive pay for serving as a director or as Board Chairman.

Fiscal Year 2024 Compensation Structure for Non-Employee Directors

Regular Retainers	
Annual Base Retainer (TOTAL)	$360,000
Cash	$125,000
Stock Award	$235,000
Committee Retainers (cash except stock award for Governance and Nominating Committee)	
Annual Audit Committee Chair Retainer	$45,000
Annual Audit Committee Non-Chair Member Retainer	$15,000
Annual Compensation Committee Chair Retainer	$35,000
Annual Environmental, Social, and Public Policy Committee Chair Retainer	$25,000
Annual Governance and Nominating Committee Chair Retainer	$25,000
Lead Independent Director Retainer (stock award in addition to other retainers)	$40,000

The Company reimburses reasonable expenses incurred for Board-related activities. Directors may participate in our corporate matching gift program for charitable donations.

Director retainers are paid quarterly in arrears. Quarterly periods are measured beginning with the annual shareholders meeting. At the end of each quarterly period, we pay 25% of the total annual retainer to each director. The number of shares awarded each quarterly period is determined by dividing the dollar value of the stock award by the market price of our common stock as of the last business day of the period. Retainers are pro-rated for directors who join or leave the Board or have a change in Board role during a quarterly period.

Directors may elect to defer and convert to deferred stock awards all or part of their annual cash retainer, and to defer receipt of all or part of their annual stock awards retainer under the Deferred Compensation Plan for Non-Employee Directors. Amounts deferred are maintained in bookkeeping accounts that are deemed invested in Microsoft common stock, and dividends paid on deemed investments are also deemed to be invested in our common stock. We calculate the number of shares credited by dividing the amount deferred by the closing market price of our common stock on the originally scheduled payment date. Accounts in the plan are distributed in shares of Microsoft common stock, with payments either in installments beginning on separation from Board service or in a lump sum paid no later than the fifth anniversary after separation from Board service. The Company donates, in the director's name, $25,000 to charity upon death or retirement. The charity is selected by the retiring director (or family in the case of death).

Director Compensation

This table describes the cash and stock award portions of the annual retainer paid to each non-employee director who served in fiscal year 2024. Mr. Nadella received no compensation as a director or Board Chairman. He is excluded from the table because we fully describe his compensation in Part 2 – Named Executive Officer Compensation.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Reid G. Hoffman[4]	125,000	235,000		360,000
Hugh F. Johnston[5]	170,000	235,000		405,000
Teri L. List	140,000	235,000	15,000	390,000
Catherine MacGregor[6]	62,500	117,500		180,000
Mark A. L. Mason	62,500	117,500		180,000
Sandra E. Peterson[7]	125,000	300,000	15,000	440,000
Penny S. Pritzker[8]	150,000	235,000		385,000
Carlos A. Rodriguez[9]	175,000	235,000		410,000
Charles W. Scharf	125,000	235,000		360,000
John W. Stanton	140,000	235,000		375,000
John W. Thompson[10]	62,500	117,500		180,000
Emma N. Walmsley[11]	125,000	235,000		360,000
Padmasree Warrior[12]	62,500	117,500	25,000	205,000

(1) The value of fractional shares under stock awards that are paid in cash are reported in the Stock Awards column.

(2) The aggregate award value in the "Stock Awards" column for each director represents four quarterly awards representing a grant date fair value under FASB ASC Topic 718 of $58,750, with exceptions as follows: (i) Ms. Peterson received four quarterly awards with a grant date fair value of $75,000; (ii) Ms. MacGregor and Mr. Mason joined the Board effective December 7, 2023 and, as a result, were not eligible to receive stock awards in respect of the first two quarters of fiscal year 2024; and (iii) Mr. Thompson and Ms. Warrior each retired from the Board effective December 7, 2023 and, as a result, were not eligible to receive stock awards in respect of the last two quarters of fiscal year 2024. No directors held any unvested stock awards as of the end of fiscal year 2024.

(3) Amounts in this column represent (i) matching charitable contributions under our corporate giving program in fiscal year 2024, which matches director gifts up to $15,000 per calendar year and, (ii) for Ms. Warrior, $25,000 donated by the Company to a charity she selected in her name in connection with her retirement from the Board.

(4) Mr. Hoffman elected to defer his cash and stock compensation. The compensation deferred converted into 949 shares of our common stock.

(5) Mr. Johnston elected to defer his cash and stock compensation starting February 1, 2024. The compensation deferred converted into 238 shares of our common stock.

(6) Ms. MacGregor joined the Board effective as of the shareholder meeting on December 7, 2023. She elected to defer her cash and stock compensation. The compensation deferred converted into 438 shares of our common stock.

(7) Ms. Peterson elected to defer her cash and stock compensation. The compensation deferred converted into 1,121 shares of our common stock.

(8) Ms. Pritzker elected to defer her cash and stock compensation. The compensation deferred converted into 1,015 shares of our common stock.

(9) Mr. Rodriguez elected to defer his cash and stock compensation. The compensation deferred converted into 1,080 shares of our common stock.

(10) Mr. Thompson retired from the Board effective December 7, 2023. He elected to defer his cash and stock compensation. The compensation deferred converted into 333 shares of our common stock.

(11) Ms. Walmsley elected to defer her stock compensation starting February 1, 2024. The compensation deferred converted into 138 shares of our common stock.

(12) Ms. Warrior retired from the Board effective December 7, 2023. She elected to defer a portion of her cash compensation. The compensation deferred converted into 88 shares of our common stock.

Lead Independent Director Compensation

In March 2023, the independent directors elected Sandra Peterson as Lead Independent Director. The Lead Independent Director Retainer reflects the additional time commitment for the Lead Independent Director role given the unique responsibilities of the Lead Independent Director detailed in Part 1 of this Proxy Statement on page 15, which includes:

- Leads the Board meetings when the Chairman and CEO is not present

- Reviews and approves the agenda and schedule for Board meetings

- Calls meetings of the independent directors

- Chairs executive sessions and coordinates activities of the independent directors

- Leads the Board's annual CEO performance evaluation

- Coordinates Board oversight of CEO succession planning, including maintenance of an emergency succession plan

- Chairs the annual shareholders meeting

- Acts as liaison between the independent directors and the Chairman and CEO

- Authorizes retention of outside counsel, advisors, or other consultants who report directly to the Board

- When requested, represents the Board with internal and external audiences including shareholders

2. Named Executive Officer Compensation

A Letter from the Compensation Committee

Dear Shareholder,

Our executive compensation program is designed to strongly align the development and execution of Microsoft's long-term strategic goals with the interests of our shareholders, while providing a competitive total pay opportunity to attract and retain the key executives who lead our business and develop the next generation of leaders.

During fiscal year 2024, we created meaningful year-over-year growth, led artificial intelligence ("AI") innovation, and managed our cost structure responsibly. In fiscal year 2024, the Company grew revenue 16% and operating income 24%, which supported total shareholder return of 32%. As a result of this performance, the financial metric-based portion of our annual cash incentives achieved a 138.08% payout as a percentage of target, and the performance stock award core strategic metrics for the fiscal year achieved a 119.69% payout as a percentage of target, demonstrating our compensation program's alignment with our pay-for-performance philosophy. We are committed to continuously reviewing our compensation program to maintain that alignment.

Our Company maintained its active shareholder outreach program during fiscal year 2024, engaging investors representing approximately 50% of our outstanding shares. The Lead Independent Director and Compensation Committee chair also engage in ongoing discussions on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors, most recently in the first quarter of fiscal year 2025.

During fiscal year 2024, we continued to address shareholders' desire to recognize the ongoing criticality of Mr. Nadella's leadership of the business and focus on developing our next generation of leaders. The Board maintains its support of delivering 100% of Mr. Nadella's equity compensation via performance stock awards that tie the overwhelming majority of his earning opportunity to long-term value creation. Under his compensation structure, over 95% of Mr. Nadella's annual target compensation opportunity is performance-based. Again, for fiscal year 2024, we set Mr. Nadella's target performance stock award at $50,000,000, which we believe is the appropriate level of equity compensation for a leader with his extraordinary capabilities, responsibilities, and in recognition of Microsoft's extraordinary scale, complexity, and performance. The $50,000,000 target value appears in the compensation tables at a higher value solely due to the required accounting model for reporting purposes.

For Mr. Nadella's fiscal year 2024 annual cash incentive, 70% was aligned to Microsoft's financial performance and 30% was aligned to operational performance. In fiscal year 2024, the Company's exceptional financial results were at 138.08% payout as a percentage of target, and the Board assessed Mr. Nadella's operational performance at 151.67% payout as a percentage of target based on Mr. Nadella's performance across the three operational performance categories as described further on page 48. Over the course of the year, in recognition of the growing number of cybersecurity threats and attacks from criminal enterprises and well-resourced nation state actors on governments, businesses, and institutions around the world, including Microsoft itself, Mr. Nadella led the organization to prioritize fundamentals and drove rapid improvements in security practices, reaffirming security as the Company's top priority above all else. We are confident in Mr. Nadella's leadership and ability to continue to strengthen the quality and capabilities of Microsoft's products and services to protect our customers and build a safer world for all. Based on this assessment of operational and financial performance, Mr. Nadella would be eligible for a cash incentive of $10.66 million for fiscal year 2024.

Mr. Nadella agreed that the Company's performance was extremely strong, but reflecting on his personal commitment to security and his role as the CEO, asked the Board to consider departing from the established performance metrics and reduce his cash incentive to reflect his personal accountability for the focus and speed required for the changes that today's cybersecurity threat landscape showed were necessary.

The Board reviewed the Company's performance and firmly believes that Mr. Nadella provided exceptional leadership and was both critical in achieving the extremely strong performance of the Company and personally responsible for the ongoing repositioning of its investments and priorities. It also considered the factors that Mr. Nadella raised in requesting a reduction of his cash incentive and concluded that such an adjustment was appropriate. The Board approved a fiscal year 2024 cash incentive of $5.2 million, which represents a more than 50% reduction compared to what he would have been awarded based on the combined assessment of strong financial and operational performance.

Recognizing Microsoft's leadership in the ongoing AI platform shift and the related challenges and opportunities, we have enhanced the fiscal year 2025 executive compensation program to align the specific connection of compensation to this key strategic priority. We also maintained our focus on addressing investor expectations and best practices for environmental, social, and governance matters, while establishing a new performance category based on driving cybersecurity accountability as part of our Secure Future Initiative. Our Committee believes that our executive compensation program is well-designed to incentivize the Company's management to deliver long-term growth and is aligned with investor expectations that we drive innovation, deliver for our customers, and achieve our environmental and social objectives.

We continue to appreciate your support and welcome your feedback on our compensation program reflected in the following pages and look forward to continued dialogue in the future.

Sincerely,

The Compensation Committee

Carlos A. Rodriguez (Chair)
Sandra E. Peterson
Charles W. Scharf
Emma N. Walmsley

1 GOVERNANCE AND
   OUR BOARD OF
   DIRECTORS

2 NAMED
   EXECUTIVE OFFICER
   COMPENSATION

3 AUDIT
   COMMITTEE
   MATTERS

4 PROPOSALS TO
   BE VOTED ON DURING
   THE MEETING

5 INFORMATION
   ABOUT THE
   MEETING

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about our fiscal year 2024 compensation program for our fiscal year 2024 Named Executives ("NEOs"), who are: Satya Nadella, Amy Hood, Judson Althoff, Bradford Smith, and Christopher Young. The content of this Compensation Discussion and Analysis is organized into seven sections:

Table of Contents

Microsoft's executive compensation program is thoughtfully designed by our Compensation Committee and Board of Directors to align to Microsoft's long-term strategy. Over the years, we have evolved our executive pay system to enhance the performance orientation of the program and adopt best practices while maintaining an overarching compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests.

Each year, the Compensation Committee reviews the existing incentive structure, taking into consideration investor feedback, business performance, our significant scale and growth, and our strategic roadmap, when considering the efficacy of further enhancements.

Section 1 – Performance Update

Achieving Strong Financial Results

Our strong business execution throughout fiscal year 2024 achieved the following financial performance:

Fiscal Year 2024 Business Performance Highlights

Percentages are year-over-year

Revenue (↑16%)	Operating Income (↑24%)	Net Income (↑22%)	Diluted Earnings per Share (↑22%)
$245 billion	**$109 billion**	**$88 billion**	**$11.80**

Selected highlights from fiscal year 2024 include the following metrics. Percentages are year-over-year.

• Microsoft Cloud revenue increased 23% to $137.4 billion

• Office Commercial products and cloud services revenue increased 14%

• LinkedIn revenue increased 9%

• Dynamics products and cloud services revenue increased 19%

- Server products and cloud services revenue increased 22%

- Windows revenue increased 8%

- Xbox content and services revenue increased 50% driven by 44 points of net impact from the Activision Blizzard Inc. ("Activision Blizzard") acquisition. The net impact reflects the change of Activision Blizzard content from third-party to first-party.

A complete list of our fiscal year 2024 key performance metrics and their definitions is available in our Form 10-K for the fiscal year ended June 30, 2024.

Superior Shareholder Returns

**Cumulative Total Shareholder Return
during Mr. Nadella's CEO tenure: MSFT vs. S&P 500**
Feb. 4, 2014 through June 30, 2024
(includes reinvestment of dividends)



Driving Business Success



Since the Board of Directors appointed Mr. Nadella as the third Chief Executive Officer in its history in 2014, Microsoft has nearly tripled revenue to $245.1 billion, nearly quadrupled net income to $88.1 billion, and more than quadrupled diluted earnings per share to $11.80. In addition to another year of consistently strong financial performance, Mr. Nadella and his leadership team have positioned Microsoft to continue to drive performance for years to come. As discussed in more detail below, they have achieved this through:

• Growing and diversifying the business through leading-edge innovation

• Delivering on our ambition to reinvent productivity and business processes and multiplying opportunities for customers to realize value

• Partnering with other technology providers to remove friction and accelerate customers' digital transformations and executing strategic acquisitions to broaden our reach

Continued Innovation and Growth

As we move further into the era of ubiquitous computing and ambient intelligence, Microsoft remains committed to its mission of empowering every person and every organization on the planet to achieve more. While maintaining his focus on the Company's culture, Mr. Nadella and his leadership team have enhanced the offerings and capabilities of our products and services. Under Mr. Nadella's leadership, Microsoft is leading the innovation of artificial intelligence ("AI") to define and seize additional opportunities to create positive impacts for customers and partners across the globe and further drive the adoption and utilization of unprecedented AI capabilities.

Below are examples of growth and innovation across our products, services, and partnerships that have furthered Microsoft's leadership.

Azure. Azure cloud computing is perhaps the most powerful example of how Microsoft's innovation is driving growth. Azure is a natural outgrowth of Microsoft's DNA as a platform company. It was built to unlock a vast array of infrastructure-as-a-service ("IaaS"), platform-as-a-service ("PaaS"), and software-as-a-service ("SaaS") solutions. We have developed – and continue to create – scores of offerings that build on Azure's capabilities and multiply its usefulness. Offerings include AI services, such as Azure OpenAI Service; Azure Arc for management; Azure Synapse Analytics and Microsoft Fabric for data storage, integration, and analytics; and Power BI to glean and access data insights from across the enterprise.

Mr. Nadella has stated we aimed to build Azure as the "world's computer." We've built a global footprint, with over 60 operating regions in 24 countries. Microsoft Cloud revenue, which includes other cloud offerings such as Office 365 Commercial and Dynamics 365, increased 23% year-over-year.

Security. In response to the evolving and challenging cybersecurity threat landscape, Microsoft launched the Secure Future Initiative ("SFI") in November 2023 and expanded the scope of SFI in May 2024, making security our top priority and committing us to continuous improvement by ensuring that security underpins every layer of our tech stack. We serve as a security vendor for over 1.2 million customers, offering comprehensive solutions built to work across platforms and cloud environments. We continue to drive innovations, including through Security Copilot, an AI-powered security analysis tool that combines an advanced large language model with a security-specific model informed by our 78 trillion daily signals.

Microsoft 365. Our Microsoft 365 solutions continue to empower employees in organizations of all sizes as we bring together the best of Office 365, Windows, and advanced cybersecurity to deliver complete cloud-based experiences tailored to the needs of our users. Commercial paid seats of Office 365 have grown to more than 400 million as customers opt for greater productivity in conjunction with a more secure experience. We have brought those same benefits to over 82 million consumers who have subscribed to Microsoft 365. AI will further enhance our ability to help make customers more productive. Microsoft 365 Copilot brings together next-generation AI with business data in the Microsoft Graph, all within the applications that millions of people use every day as it transforms work, workflow, and work artifacts.

Power Platform. Power Platform is making it even easier for teams of professional and citizen developers to build end-to-end business solutions together. With 48 million monthly active users, Power Platform comprises an end-to-end suite of tools to automate workflows, create apps, build virtual agents, and analyze data. Because non-IT professionals can learn and use Power Platform, subject matter experts who are closest to the workflow can use low-code or no-code tools to improve business processes. Our Copilot for Power Platform enables no-code development. More than 480,000 organizations have used AI-powered capabilities in Power Platform.

GitHub. GitHub is a source of dynamic innovation and a key element of Microsoft's position as the premier developer platform. GitHub Copilot is a first-of-its-kind AI-based programmer that helps developers write better code faster. When enabled, GitHub Copilot writes up to 46% of the code, greatly increasing developer productivity. We now have over 1.8 million paid GitHub Copilot subscribers and over 77,000 organizations utilize GitHub Copilot for Business. GitHub expanded features to transform it from simply a source code management platform to an entire suite for development, security, and operations, with features such as continuous integration/continuous delivery and package management in our Codespaces service. GitHub Advanced Security allows developers to scan code for vulnerabilities, secrets, tokens, and other issues that can compromise secure code, and ensure all dependencies and open-source components are up to date.

Reinventing Productivity

Microsoft is continually building connections between our products and services in ways that create powerful new levels of utility.

Microsoft Teams. Microsoft Teams, our premier communication and collaboration application which surpassed 320 million monthly active users, is one example of how we develop these synergies. Teams Premium, which meets enterprise demand for advanced features like end-to-end encryption and AI-powered intelligent recaps, has surpassed 3 million seats.

Intelligent data. A foundational element of the Microsoft Cloud is data storage and management. That is, however, only a first step toward the comprehensive digital transformation that companies need to remain competitive. We designed our Intelligent Data Platform to unlock productivity, value, and insights from an enterprise's data estate. Microsoft Fabric, which has over 14,000 paid customers, enables the unification of data and analytics tools in one environment, establishing a single source of truth, integrated with Power BI and designed for the utilization of AI tools and integrations. Our analytics and machine learning tools drive productivity gains by transforming unstructured data into actionable information that supports operational reliability, effective supply chain management, and rapid product innovation.

Advertising. Our advertising business continues to grow through differentiated offerings across our online properties and through strategic acquisitions. Our global reach and product breadth allows us to serve the needs of digital advertisers across both business-to-consumer advertising with Bing search engine and business-to-business advertising with LinkedIn Marketing Solutions. The new Bing, which now has over 140 million daily active users, brings the power of AI directly into the search experience, driving increased relevance for users and creating new monetization opportunities for marketers and publishers on the web.

Partnering and Integrating

We partner with many of the leading enterprise technology companies to empower customers and grow market opportunities together. Our AI innovation continues to build on our strategic partnership with OpenAI. More than 65% of the Fortune 500 now use Azure OpenAI Service. We partner broadly, including with Cohere, Databricks, Deci, Meta, Mistral, and Snowflake, to support a wide array of models on Azure, including models in many different languages. We remain the hyperscale cloud of choice for SAP and Oracle workloads, allowing customers to manage workloads how they choose. Our deep partnership with Nvidia spans the entirety of the Copilot stack, across both their hardware innovation as well as their software innovation, including Nvidia's DGX cloud natively integrating with Microsoft Fabric. These partnerships allow us to serve our customers with products and services that are designed to merge seamlessly. We also seek to drive economic growth, innovation, and connectivity globally, investing, for example, $5 billion in cloud and AI infrastructure in Indonesia, Malaysia, and Thailand, as well as in Kenya, together with our partners G42. Our strategic collaborations and investments are paving the way for a more connected and innovative future.

Mr. Nadella has been bold and visionary in finding strategic acquisitions that build on and enhance our core offerings. LinkedIn, with its services that help both employers and workers network, grow professionally, and find one another, has shown consistent and strong growth since we acquired it in 2016. LinkedIn, with its services that help both employers and workers network, grow professionally, and find one another, nearly tripled revenue in the first five years following the acquisition and total annual revenue now exceeds $16 billion. Similarly, GitHub has continued to strengthen its position as the preferred platform for developers since its acquisition in 2018 and is used by over 100 million developers and 90% of the Fortune 100. Our acquisition of Activision Blizzard has made it easier for people to play great games wherever, whenever, and however they want, with gaming now having over 500 million active users across platforms and devices. We expect the transaction will increase innovation in content creation and reduce constraints on distribution. It also significantly expands our presence in mobile, the largest segment in the gaming business.

These examples of innovation, synergy, and partnership are far from exhaustive. They provide a view, however, into the diverse and innovative set of technologies and products Microsoft has built under Mr. Nadella's leadership. It is a multi-faceted engine of growth that provides more avenues for continued success. The uses for Microsoft's technology toolbox are as expansive as our customers' imaginations. Mr. Nadella has quite intentionally conditioned Microsoft's success on that of our customers – while providing the platform and technologies on which our customers will achieve it. This is a durable strategy that can thrive through economic cycles, business disruptions, and the ever-increasing pace of change that characterizes the current global marketplace, precisely because Microsoft enables companies and individuals to successfully address those very challenges.

Environmental and Social Leadership

At Microsoft, we focus on our enduring commitments that are central to meeting our mission and that become even more important in the era of AI: to expand opportunity, earn trust, protect fundamental rights, and advance sustainability. As we described in Part 1 – Governance and our Board of Directors, we believe Microsoft's public and strategic environmental and social commitments play an important role in fostering Microsoft's long-term success and value creation for our shareholders. We provide extensive public reporting on our environmental and social performance and progress at microsoft.com/transparency.

Among just a few of this year's highlights:

- **Responsible AI.** Microsoft continues to advance our Responsible AI principles into practice across the Company to develop and deploy AI that will have a positive impact on society. In fiscal year 2024, we published our inaugural annual Responsible AI Transparency Report that provides insight into how we build applications that use generative AI; make decisions and oversee the deployment of those applications; support our customers as they build their own generative applications; and learn, evolve, and grow as a responsible AI community.

- **Cybersecurity.** Microsoft plays a critical role in the digital ecosystem, for ourselves, for our customers, and for the world. Our SFI establishes three core principles – secure by design, secure by default, and secure operations – to which we have committed the entirety of our organization. Through SFI, we are evolving our practices, policies, and governance structures so that every employee prioritizes security above all else and applies a growth mindset, resulting in continuous improvement. We have instilled accountability to the SFI by making security a dimension of rewards decisions across the Company, including for our senior leadership team.

- **Sustainability.** Microsoft continues transparently tracking and reporting annually on our progress towards our sustainability commitments, sharing our progress, challenges, and learnings as we pursue our commitments to become carbon negative, water positive, zero waste, and protect more land than we use. In fiscal year 2024, we reported that in fiscal year 2023, Microsoft was on track in four key areas to meet our goals and identified two areas work is needed to identify and pursue additional breakthroughs. In fiscal year 2024 as in past years, we heard from a significant number of institutional investors commending Microsoft for its environmental and social leadership and citing our reporting as examples of best practice.

- **Privacy.** Microsoft is a strong advocate for privacy protection around the globe and offers both our commercial and individual customers tools to help protect and manage their data. We enable our individual customers around the globe to exercise their core data protection rights through our privacy dashboard, where 3 million monthly active users control their data and make meaningful choices about how their data is used. We also offer commercial and public sector customers enterprise grade solutions to help them protect and defend their data.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Section 2 – Executive Compensation Program

Executive Compensation Philosophy

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership while considering Company and individual performance and alignment with the long-term interests of our shareholders. We achieve our objectives through a compensation program that:

- Provides a competitive total pay opportunity that takes into account our significant scale and performance

- Delivers a majority of our executives' pay through performance-based incentives and 100% of our CEO's stock plan award is performance-based

- Provides strong alignment with our shareholders, with 83% of the annual target compensation opportunity for our CEO and 81% of the annual target compensation opportunity for our NEOs (on average) delivered in the form of equity awards

- Grants equity awards with multi-year vesting or performance requirements to maintain long-term alignment with shareholders

- Does not encourage unnecessary and excessive risk-taking, assisted by our stock ownership policy and executive compensation recovery ("clawback") policy

Compensation Best Practices

What We Do

- Maintain a stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including requiring stock ownership of 15x base salary for our CEO)

- Have an executive compensation recovery ("clawback") policy that allows for recoupment in the event of a restatement or misconduct to ensure accountability

- Promote long-term focus through multi-year vesting and performance requirements

- Use a combination of absolute and relative performance measures

- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities

- Retain an independent compensation consultant

- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program

- Annual assessment of compensation-related risks

- Settle all long-term incentives in Microsoft stock

What We Don't Do

- No extraordinary perquisites

- No "golden parachute" tax gross-ups

- No employment agreements

- No change in control payments or benefits

- No executive-only pension or supplemental executive retirement plans

- No guaranteed bonuses, compensation increases, or multi-year equity grants

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

Shareholder Engagement

Our executive compensation program is grounded in a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests. Feedback received from our shareholders through ongoing engagement discussions informs our Compensation Committee's deliberations as it reviews the incentive structures in place on an ongoing basis.

Our Board and our Compensation Committee deeply value the continued interest of and feedback from our shareholders on our executive compensation program and are committed to maintaining an active dialogue with them to ensure their perspectives are thoughtfully taken into account.

We carefully consider both the level of voting support from our shareholders on our say-on-pay vote, as well as comments from shareholders, when evaluating our executive compensation program. At the 2023 Annual Meeting, over 93% of the votes cast supported our advisory resolution on the compensation of our Named Executives ("say-on-pay" vote).

As in prior years, in fiscal year 2024 we continued our active shareholder engagement program, discussing compensation and a broad range of environmental, social, and governance ("ESG") issues with shareholders representing approximately 50% of our outstanding shares. The Lead Independent Director and Compensation Committee chair also have ongoing consultations on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors, most recently in the first quarter of fiscal year 2025.

In evaluating our compensation practices in fiscal year 2024, our Compensation Committee was mindful of the support our shareholders expressed for our philosophy and practice of linking executive compensation to operational objectives and shareholder value creation and did not make any substantial changes to our executive compensation program.

> **Engaged with shareholders owning approximately 50% of shares in FY24**
>
> ---
>
> **Compensation Committee chair and Lead Independent Director regularly engage with large institutional shareholders**

Section 3 – Pay Setting Governance and Process

Our Compensation Committee establishes the design of our executive compensation program. After considering Mr. Nadella's recommendations, our Compensation Committee also approves the annual target compensation (base salaries, target cash incentives, and equity incentive compensation) for our Named Executives, except Mr. Nadella. After considering the recommendation of our Compensation Committee, the independent members of our Board approved Mr. Nadella's base salary, target cash incentive, and target performance stock award, providing no time-based stock awards for fiscal year 2024.

Our Compensation Committee also retains, and seeks the advice of, Pay Governance, an executive compensation consulting firm that is independent of management. See Part 1 – Governance and our Board of Directors – Board Committees for more information on Pay Governance's role and independence as an advisor to the Compensation Committee.

Competitive Pay

We compete for senior executive talent with global information technology companies, large market capitalization U.S. companies, and smaller, high-growth technology businesses, depending on the role. The current technology labor market is hyper-competitive with demand growing faster than the supply of specialized technical talent, resulting in significant increases in compensation at many of the companies with which we compete for this talent. The same conditions exist in the market for executive-level talent that can provide innovative leadership in a rapidly evolving AI environment while managing at a global scale across several complex businesses. We expect these trends to continue and will work to ensure our approach to executive compensation is responsive to evolving market conditions.

Approach to Compensation Benchmarking

To ensure that our Board and Compensation Committee have current information to set appropriate compensation levels, we conduct an executive compensation market analysis each year that draws from third-party compensation surveys and publicly available data for a group of peer companies. We supplement this analysis with additional market information specific to each executive's role and responsibilities, including information gleaned from our experience recruiting for executive positions at Microsoft. While this market analysis and supplemental data inform the decisions of the independent members of our Board and our Compensation Committee on the range of compensation opportunities, we do not tie Named Executive compensation to specific market percentiles. Further, because other companies actively recruit our executives to fill CEO and other senior leadership positions, we supplement market information with data on external opportunities potentially available to our executives. We also consider the relationship of annual target compensation among internal peers.

In setting our fiscal year 2024 executive compensation program design and compensation levels, we considered pay practices at the largest technology and general industry companies. The Compensation Committee believes these companies' executives have comparably complex roles and responsibilities. Even so, our scale is multiple times larger than our median peer as shown in the charts below. Our Compensation Committee also screened these companies to ensure they had a significant presence outside the U.S. and excluded companies in the financial services sector because of the different regulatory environment in which they operate.

Peer Group Used for Fiscal Year 2024 Pay Analysis

For fiscal year 2024, the Compensation Committee reviewed the evolution of our business against our historical peer group, and as a result approved the use of two peer groups to better reflect the differentiated business, talent and, in some cases, pay models, across sectors:

- Primary Peer Group of bellwether technology companies, which reflect Microsoft's more direct competitors for executive talent

- Secondary Peer Group of "large cap" general industry companies, which reflect the complexities of operating large, global, innovative businesses and Microsoft's broader competition for executive talent

The companies in the fiscal year 2024 peer groups are:

Primary Peer Group – Technology

Adobe	Amazon	Cisco Systems	Intel	Nvidia	Qualcomm
Alphabet	Apple	IBM	Meta	Oracle	Salesforce

Secondary Peer Group – General Industry

Accenture	Comcast	Merck	Pfizer	Tesla	Walt Disney
AT&T	Johnson & Johnson	Netflix	Procter & Gamble	Verizon	

Microsoft is meaningfully larger than almost every company in both peer groups in terms of market capitalization and revenue. Our significant size, scale, and growth is a material factor when we set executive pay. The following charts show Microsoft's position within the combined peer groups on the two screening criteria and the degree to which Microsoft is larger than the median peer. Data are presented in billions as of August 1, 2024, with annual revenue based on the most recent publicly reported fiscal year-end data.



Performance-Based Pay and Goal Setting

Our incentive compensation arrangements are tied to specific performance measures that drive long-term performance and value creation. For fiscal year 2024:

- Over 95% of our CEO's annual target compensation opportunity was performance-based and over 50% of the total pay opportunity for other Named Executives was performance-based

- 70% of our CEO's annual cash incentive was tied to achieving pre-established financial metric targets (50% for our other Named Executives)

- 100% of our CEO's annual target equity opportunity was delivered in the form of a performance-based stock award (50% for our other Named Executives), with payouts based on achievement against pre-established quantitative performance metrics

- Management and our Compensation Committee discussed in detail the metrics that determine performance stock awards to ensure they are leading indicators that will drive long-term performance and value creation. The Committee establishes rigorous goals for each metric that require significant year-over-year improvement in order for target awards to be earned

- Performance stock awards include a relative total shareholder return ("TSR") modifier to strengthen the alignment of the interests of our Named Executives with the long-term interests of our shareholders; in order for the TSR modifier to affect the performance stock awards positively, our relative TSR must be above the 60th percentile of the S&P 500

Our Compensation Committee sets cash incentive and performance stock award ("PSA") metric targets, after review and engagement by the Board, for internal budgeting purposes. These targets are intended to be challenging but achievable. Our Compensation Committee then determines thresholds, maximums, and interim payout levels after considering historical data, upside/downside scenarios, sensitivity analysis, and year-over-year growth comparisons, to ensure rigorous alignment of payouts to performance. We set thresholds that we believe are reasonably achievable and maximums that we believe can be reached only with exceptional performance. Our Compensation Committee actively reviews the appropriateness of payout thresholds and maximums for each metric. Our Compensation Committee focuses on ensuring that our challenging goals, when achieved, will result in long-term shareholder value creation and, historically, our performance against these challenging goals has led to substantial returns to our shareholders.

Focus on Pay for Performance

Over 95% of the annual target compensation opportunity for our CEO is performance-based and over 50% for our other Named Executives. All Named Executive Officers had at least 70% of the annual target compensation delivered in the form of equity awards, with average across all Named Executives over 80%, to incentivize a long-term focus and align their interests with those of our shareholders.

Fiscal Year 2024 Pay Mix



CEO

Base Salary **4.2%**

Cash Incentives **12.5%**

Performance Stock Award **83.3%**

Performance Based **95.8%**

All Other NEOs

Stock Award **40.8%**

Base Salary **5.4%**

Cash Incentives **13.0%**

Performance Stock Award **40.8%**

Performance Based **53.8%**

Section 4 – Fiscal Year 2024 Compensation Program Design

Consistent with our philosophy, the compensation program for our Named Executives in fiscal year 2024 consisted of an annual base salary plus annual cash and equity incentives awarded under our Executive Incentive Plan ("Incentive Plan").

Annual cash incentives were performance-based, with 70% determined formulaically based on achievement against pre-established financial targets for our CEO (50% for our other Named Executives) and 30% determined based on operational performance in three weighted performance categories for our CEO (50% for our other Named Executives). Our Compensation Committee and the independent members of our Board believe this allocation strengthens our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy and provides a strong incentive for our other Named Executives to drive performance on those key initiatives, which we believe strongly contributes to our success.

Equity incentives under the Incentive Plan were allocated 100% to target PSAs for our CEO. Equity incentives under the Incentive Plan were allocated 50% to target PSAs and 50% to stock awards with four-year vesting ("SAs") for our other Named Executives. Our Compensation Committee and the independent members of our Board believed the 100% PSA level for our CEO fully aligned his pay with Microsoft's long-term performance, while the 50/50 balance between PSAs and SAs appropriately supported our long-term business goals and long-term retention incentives for our other Named Executives, while also aligning their interests with those of our shareholders.

Base Salaries

Our Named Executives' base salaries are set to align with the scope and complexity of their roles, their capabilities, and competitive market conditions.

Annual Cash Incentives

Cash incentives are determined in two performance categories for our CEO and other NEOs, as follows:



CEO	**Financial (70%)** 35% Incentive Plan Revenue* 35% Incentive Plan Operating Income*	+	**Operational Assessment (30%)** 10% Product & Strategy 10% Customers & Stakeholders 10% Culture, Diversity & Sustainability	x	**Individual Target Cash Incentive ($)** Base Salary x Target Cash Incentive (%)	=	**Individual Cash Incentive Award ($)**
NEO	**Financial (50%)** 25% Incentive Plan Revenue* 25% Incentive Plan Operating Income*	+	**Operational Assessment (50%)** 16.67% Product & Strategy 16.67% Customers & Stakeholders 16.66% Culture, Diversity & Sustainability				

* "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures defined on page 47.

Financial

We include financial performance measures in our cash incentives to measure our success in meeting internal annual financial performance goals for revenue and profitability which we believe drive long-term value creation.

For fiscal year 2024, the financial portion of the annual cash incentives was determined based on meeting pre-established performance targets for Incentive Plan Revenue and Incentive Plan Operating Income. All financial performance goals required meaningful year-over-year growth in order for the target awards to be achieved. The fiscal year 2024 Incentive Plan Revenue and Incentive Plan Operating Income performance targets were based on the Company's fiscal year 2024 internal operating budget.

Operational Assessment

The operational assessment portion of each Named Executive's fiscal year 2024 annual cash incentives was determined based on evaluation of their individual contributions to the furtherance of financial, operational, strategic, and ESG indicators in three performance categories. The performance indicators varied based on the Named Executive's responsibilities and the function or group he or she leads, and may have included (in alphabetical order in each category):

 **Product & Strategy**

- Efficiency and productivity
- Innovation
- Product development and implementation of strategic roadmap
- Quality
- Revenue, consumption, and market share

 **Customers & Stakeholders**

- Customer and partner engagement and outreach
- Customer satisfaction
- Developer engagement

 **Culture, Diversity & Sustainability**

- Compliance and integrity
- Culture
- Diversity and inclusion
- Organizational health
- Sustainability and carbon reduction

As described further in Section 6, for fiscal year 2025, Product & Strategy and Customers & Stakeholders will be combined into a single category and the new category of Security will be added to emphasize the criticality of the contributions of our Senior Leadership Team members relating to cybersecurity.

For Mr. Nadella, the independent members of our Board also considered:

- Input from Microsoft's senior executives about Mr. Nadella's leadership

- Mr. Nadella's evaluation of Microsoft's and his individual performance over the past fiscal year

Equity Compensation

Under the Incentive Plan, each year, our Named Executives receive PSAs and our Named Executives, other than Mr. Nadella, receive SAs.

Performance Stock Awards

PSAs are designed to encourage our executives to achieve rigorous, growth-oriented goals in key performance metrics to drive long-term performance and value creation.

Due to the dynamic nature of our business and the specificity of the performance metrics that are chosen under our PSA program, we believe that measuring performance annually over our three-year performance period and modifying the actual awards eligible to be earned based on our three-year relative TSR provides the most accurate and holistic assessment of Microsoft's long-term trajectory and performance achievements.

Fiscal Year 2024 Performance Stock Award Metrics and Weights

For fiscal year 2024, we updated our PSA core metrics to further align with our key long term strategic priorities. The approved fiscal 2024 PSA metrics reflect a significant business shift to AI through key product focus areas represented by Azure and Other Cloud Services Revenue Growth, Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services, and Search and News Advertising Revenue, excluding Traffic Acquisition Costs ("TAC") Growth while removing Windows 10/11 Monthly Active Device ("MAD") Growth and Teams Monthly Active Usage Growth.

FY23 PSA Metrics	Weights
Microsoft Cloud Revenue	30%
Microsoft Cloud Subscribers Growth	20%
Teams Monthly Active Usage Growth	20%
Xbox Content and Services Revenue Growth	10%
Windows 10/11 MAD Growth	10%
LinkedIn Sessions	10%

FY24 PSA Metrics	Weights
Azure and Other Cloud Services Revenue Growth	35%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services	35%
Search and News Advertising Revenue (ex TAC) Growth	10%
Xbox Content and Services Revenue Growth	10%
LinkedIn Sessions	10%

Targets for the PSA metrics are set at the target levels established under Microsoft's fiscal year business plan and are intended to be difficult but attainable, and additional information about our goal-setting process is on page 51. All PSA metric goals required year-over-year growth in order for the target to be achieved. Additional details regarding the metrics and weights used for fiscal year 2024 are in the table below.

Fiscal Year 2024 PSA Metric Descriptions

Performance Metrics	Description	Weights
Azure and Other Cloud Services Revenue Growth	Revenue from Azure, Enterprise Mobility and Security, Power BI, Nuance Cloud, GitHub Commercial Cloud, and other cloud services	35%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services	Revenue from Office 365 Commercial, the commercial portion of LinkedIn, Dynamics 365 and other cloud services	35%
Search and News Advertising Revenue (ex TAC) Growth	Revenue from search and news advertising excluding TAC paid to Bing Ads network publishers and news partners	10%
Xbox Content and Services Revenue Growth*	Revenue from Xbox content and services, comprising first- and third-party content (including games and in-game content), Xbox Game Pass and other subscriptions, Xbox Cloud Gaming, advertising, third-party disc royalties, and other cloud services	10%
LinkedIn Sessions	Measure of member visits as a leading indicator of the overall quality of the LinkedIn member experience and opportunity for members to realize their economic opportunity	10%

* Xbox Content and Services Revenue Growth metrics were established in September 2023 prior to the acquisition of Activision Blizzard

The fiscal year 2024 PSA metrics were used to establish performance goals for (i) year 3 of the 2022 PSAs, (ii) year 2 of the 2023 PSAs, and (iii) year 1 of the 2024 PSAs, as shown below.


PSA Metric Year
FY22
FY23
FY24
FY25
FY26
FY22 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY23 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY24 PSA
Year 1
Year 2
Year 3
3-year relative TSR

Our fiscal year 2024 PSA metric results can be found on page 51.

Results for the three years may be modified based on our Relative TSR percentile ranking as compared to the S&P 500, as shown below. Microsoft's absolute TSR must be positive to apply an above target (100%) modifier payout.

3-year Relative TSR Ranking[1]	Modifier
20th Percentile & Below	75.00%
30th Percentile	87.50%
40th to 60th Percentile	100.00%
70th Percentile	125.00%
80th Percentile & Above	150.00%

(1) Relative TSR percentile ranking as compared to the S&P 500 results in the above payout modifiers with linear interpolation applied between respective amounts.

As described further in Section 6, for fiscal year 2025, given the focus and investments in our Consumer business, we expanded Search and News Advertising Revenue (ex TAC) Growth to Consumer Services Revenue Growth, and we also removed LinkedIn Sessions as this metric is represented in both the Cloud Revenue and Consumer Services Revenue metrics.

Stock Awards

Stock awards were granted under the Incentive Plan in September 2023 for shares of Microsoft common stock to Named Executives other than Mr. Nadella. These stock awards vest over four years, with 25% vesting on August 31, 2024 and 12.5% each six-months thereafter, to support long-term focus and align with shareholders' interests as the value of such awards is dependent on our stock price and vesting is subject to continued employment, except as described on pages 53-54 below.

No Other Fiscal Year 2024 Compensation

During fiscal year 2024, the Compensation Committee and independent members of our Board awarded no other compensation to our Named Executives.

Section 5 – Fiscal Year 2024 Compensation Decisions and Results

Our Named Executives were awarded the following compensation in fiscal year 2024:

Fiscal Year 2024 Base Salaries

As part of the annual review of target compensation opportunities, our Compensation Committee and, for Mr. Nadella, the independent members of our Board, reviewed the base salaries of our Named Executives in September 2023. The independent members of our Board did not increase the base salary of Mr. Nadella, which it continued to believe was reasonable and appropriate given his role, capabilities, and experience, as well as the Company's relative scale and performance. Our Compensation Committee also did not increase the base salaries of any of the NEOs based on a competitive market review.

Fiscal Year 2024 Cash Incentive Awards

We did not increase our target cash incentive opportunities in fiscal year 2024 as a percentage of base salary for the same reasons that we did not increase base salaries. For fiscal year 2024, these opportunities were: Mr. Nadella – 300%; Ms. Hood – 250%; Mr. Althoff – 250%; Mr. Smith – 250%; and Mr. Young – 200%.

Our Compensation Committee and, for Mr. Nadella, the independent members of our Board, determined the design and payouts of fiscal year 2024 cash incentive awards. These were based on two performance categories: financial results and operational performance results.

Financial Results

The fiscal year 2024 financial performance measures are shown below, resulting in a weighted payout of 138.08% as a percentage of target. We note that our Incentive Plan Revenue result was 119.79% of target and Incentive Plan Operating Income result was 156.37% of target, which equated to a 13.44% and 24.32% fiscal year 2024 growth rate, respectively, further demonstrating our commitment to rigorous goal setting.

Financial Results ($ in billions)[1]	FY23 Actual	FY24 Threshold	FY24 Target	FY24 Maximum	FY24 Actual	FY24 Growth Rate
FY24 Incentive Plan Revenue[2]	$216.96	$228.86	$243.47	$256.86	$246.12	13.44%
FY24 Incentive Plan Operating Income[3]	$89.18	$94.52	$103.30	$116.73	$110.87	24.32%

(1) "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures. For each of these measures we exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

(2) We calculate Incentive Plan Revenue by adjusting as reported Revenue calculated in accordance with GAAP for (i) the net impact of revenue deferrals, credits, and incentives, (ii) the net impact of the October 2023 acquisition of Activision Blizzard, and (iii) the effect of foreign currency rate fluctuations. The aggregate net impact of these adjustments is $0.99 billion.

(3) We calculate Incentive Plan Operating Income by adjusting as reported Operating Income calculated in accordance with GAAP for (i) the net impact of the Activision Blizzard acquisition and (ii) the effect of foreign currency rate fluctuations. The aggregate net impact of these adjustments is $1.44 billion.

Operational Results

Satya Nadella

The key results influencing the Compensation Committee and the independent members of our Board decisions on the operational performance portion of Mr. Nadella's cash incentive are set forth below. Results are out of a possible 200% in each category.

Average Financial: 138.08%	+	Average Operational: 151.67%	=	Overall Bonus: 142.16%

Product & Strategy (10%)   150%

Mr. Nadella's leadership, decisiveness, and determination to advance the business enabled Microsoft to capitalize on opportunities in product and strategy during fiscal year 2024 and maintained the Company's position as the leader in AI innovation, while reaffirming security as the top priority above all else.

- Rethought the core platforms and technology stack with incredible vision, agility, and speed, resulting in innovation across all three platforms – CoPilot, Copilot+PCs, and Copilot stack.
- Seized the opportunity to be a voice of integrity and responsible deployment of AI and cloud resources globally to put Microsoft in a different league than others.
- Pioneered the development of AI and innovated its role across Microsoft's Customer Solution Areas.
- Adapted the organization to meet the AI opportunity and navigated headwinds associated with such rapid growth while facing advancing cybersecurity challenges.
- Successfully integrated Activision Blizzard, providing Gaming with a quantum leap forward in scale and offerings.

Customers & Stakeholders (10%)   160%

Mr. Nadella improved Microsoft's position as the preferred cloud partner for organizations globally, furthered the Company's success in consumer products and services, and continued to champion AI innovation and transformation for our customers.

- Led our ability to attract new partners and customers in fiscal year 2024, with an increasing number of major global brands choosing Microsoft as their platform of choice.
- Microsoft actively identified ways to put its innovations in AI and infrastructure to work for our customers.
- Created focus on winning in AI design, bringing together infrastructure, data and AI, and app services to help build the next generation of AI applications.
- Increased developer engagement leading to the creation of a significant number of new AI apps for the Azure Marketplace.

Culture, Diversity & Sustainability (10%)   145%

Mr. Nadella furthered our high-performing culture while evolving responsible practices and upholding our commitments to diversity, inclusion, and sustainability.

- Developed new thinking about how to lean-out the organization to reduce friction and marginal operating expenses to make room for critical investments (both capital and people).
- Evolved Responsible AI practices, messaging, and public policy issues. Provided momentum for the tech sector to adopt, and governments to support, an AI Tech Accord at the Munich Security Conference.
- Recruited world class talent from outside the organization to diversify and accelerate the Company's thinking and path forward.
- Launched a global initiative to strengthen our relationships with key governments, including partnerships with 12 governments to announce over $30 billion of investments; developed and launched partnership with G42, including the largest commercial agreement in Microsoft's history.
- Furthered our commitment to the broader world, including a more effective strategy to meet our 2030 climate goals and setting a course to reduce water intensity by 40% by 2030.
- Sustained/re-achieved high-water marks for employee inclusion and employee commitment to a diverse workplace.

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Other Named Executives

The key results influencing our Compensation Committee's decisions on the operational performance category portion of the cash incentive for the other Named Executives are summarized below.

Amy E. Hood, Executive Vice President and Chief Financial Officer

- Delivered strong double-digit revenue and operating income growth, while returning over $34 billion in total cash to shareholders in the form of dividends and share repurchases.
- Focused investment on Company priorities such as security and led effective allocation of capital to ensure a continued leadership position in AI and long-term performance.
- Directed effective communication to investors regarding the Company's strategic focus and momentum throughout the year, driving total shareholder return of over 32%, which outperformed Nasdaq (up 29%) and S&P 500 (up 23%) over the course of the fiscal year.
- Continued investments through the Climate Innovation Fund to accelerate the global development of carbon reduction and removal technologies.
- Consistent focus on diversity and inclusion, including investing in growing senior level diverse talent in the organization.

Judson B. Althoff, Executive Vice President and Chief Commercial Officer

- Strong and successful leadership of Microsoft Customer & Partner Solutions organization to deliver strong performance contributing to double-digit revenue growth while navigating through a complex macro-economic climate.
- Led customer and partner engagements focused on earning trust with security, reliability, and quality of our products and services.
- Drove AI adoption across customer segments with a focus on accelerating AI digital transformation responsibly and securely.
- Strengthened the sales leadership bench by recruiting and promoting individuals with deep industry and sales leadership expertise from diverse backgrounds.
- Continued investments and focus on diversity, culture, talent, and organizational effectiveness to drive a high-performance organization.

Bradford L. Smith, Vice Chair and President

- Played a key role in developing the Secure Future Initiative, helping to bring together teams across the Company to prioritize and drive accountability for cybersecurity protection across both new products and legacy infrastructure.
- Led Microsoft efforts on AI practices and public policy issues, including launching AI Access Principles to help govern how the Company operates our AI datacenter infrastructure.
- Continued leadership in combatting disinformation and foreign cyber influence operations.
- Championed Microsoft's partnership with G42 leading to a ground-breaking business partnership and an Intergovernmental Assurance Agreement committed to world-leading standards in AI safety and security.
- Led cross-organization sustainability efforts focused on new carbon reduction steps.
- Steady focus on advancing diversity and inclusion efforts, growing diverse representation at senior levels.

Christopher D. Young, Executive Vice President, Business Development, Strategy, and Ventures

- Increased M12 Venture Fund engagements across emerging growth areas such as AI and Data Infrastructure
- Demonstrated leadership in customer and partner engagements, strengthening existing relationships, and growing business opportunities with emerging technology company leadership.
- Closed strategic partnership to fill product gaps, build ecosystems, and deliver transformational opportunities to support growth opportunities across Microsoft businesses.
- Identified opportunities, strategic partnerships, and drove solid progress and alignment on sustainability objectives for data centers, energy procurement, and other critical initiatives.
- Championed diversity and inclusion within the business development organization and across the Company.

Fiscal Year 2024 Cash Incentive Payout Percentages

Final results under each portion of the cash incentive, and the resulting awards, were as follows:

	Nadella	Hood	Althoff	Smith	Young
Financial results (% of target) (weight: 70% CEO / 50% other NEOs)	138.08%	138.08%	138.08%	138.08%	138.08%
Operational results (% of target) (weight: 30% CEO / 50% other NEOs)	151.67%	153.34%	153.34%	153.34%	100.00%
Total FY24 cash incentive (% of target)	142.16%	145.71%	145.71%	145.71%	119.04%
Total FY24 cash incentive earned	$10,662,000	$3,642,750	$3,497,040	$3,642,750	$2,023,680
Total FY24 cash incentive paid	$5,200,000	$3,642,750	$3,497,040	$3,642,750	$2,023,680

As discussed in the Committee's letter, the Board reviewed the Company's performance and strongly believes that Mr. Nadella provided exceptional leadership and was both critical in achieving both the extremely strong performance of the Company and personally responsible for the ongoing repositioning of its investments and priorities. Mr. Nadella proposed, and the Board agreed, that given the focus and speed required for the changes that today's cybersecurity threat landscape showed were necessary, it was appropriate to reduce Mr. Nadella's cash incentive award. The Board approved a fiscal year 2024 cash incentive of $5.2 million, which represents more than a 50% reduction from the $10.66 million he would have been awarded based on the combined assessment of strong financial and operational performance.

Fiscal Year 2024 Stock Awards

The fiscal year 2024 PSAs and SAs granted to our Named Executives under the Incentive Plan are listed below. We did not increase our target award values for our Named Executives, except in the case of Mr. Althoff whose target award value increased from $14,640,000 to $16,640,000 based on a competitive market review.

Named Executive	PSAs (Target Number of Shares)[1]	SAs (Number of Shares)[2]	Aggregate Target Award Value[3] ($)
Satya Nadella	152,551	0	50,000,000
Amy E. Hood	26,697	26,697	17,500,000
Judson B. Althoff	25,385	25,385	16,640,000
Bradford L. Smith	23,646	23,646	15,500,000
Christopher D. Young	11,442	11,442	7,500,000

(1) The PSAs vest in full following the end of the three-year performance period, with the number of shares earned determined based on performance against goals set for each year in the period and relative TSR results for the period.

(2) The SAs vest 25% on August 31, 2024, and 12.5% each six months thereafter until fully vested. Vesting is subject to continued employment except as described on pages 53-54 below.

(3) Awarded value (in dollars) was converted to shares using the closing share price on August 31, 2023, rounded up to a whole number.

The amounts listed in the table above for fiscal year 2024 PSAs do not match the amounts in the "Stock Awards" column in the Summary Compensation Table or the Grants of Plan-Based Awards table. Because the grant date of a PSA for financial reporting purposes occurs when the performance targets are set, and targets under our PSA awards are established annually, PSAs listed in the Summary Compensation Table and Grants of Plan-Based Awards table include portions of current and prior year PSA awards. In the Summary Compensation Table the value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant for financial reporting purposes. For fiscal year 2024, the stock price appreciation and corresponding relative TSR outperformance resulted in a grant date fair value higher than target value. Changes in Microsoft's stock price and other inputs in the Monte-Carlo simulation may cause awards to be above or below target in any given year.

Fiscal Year 2022 PSAs (Completed Performance Period)

Our Compensation Committee (and for Mr. Nadella, the independent members of our Board) granted PSAs in fiscal year 2022 that pay out based on specific pre-established, performance goals and strategic performance objectives tied to creating long-term shareholder value as well as our TSR performance relative to the S&P 500. Performance was measured over the three-fiscal year performance period ending June 30, 2024.

| | Core Metric Year | | | 3-Year Performance Period FY22 – FY24 | | |
| | FY22 | FY23 | FY24 | | | |
FY22 PSA	Year 1	Year 2	Year 3	3-Year Core Metric Average	3-Year rTSR Modifier	Final Payout
Payout %	95.75%	99.65%	119.69%	105.03% x	150.00% =	**157.55%**

The actual performance under the fiscal year 2022 PSAs reflected the strong business achievement on core metrics and Microsoft's relative TSR during this period. Performance against the core metrics under these PSAs is shown in the following table:

Fiscal Year 2022 PSA Core Metric Performance and Payout Percentages

PSA Core Metrics	Aggregate Weighting	Weighting	Threshold	Target	Maximum	Actual Result	Final Payout
FY22 Core Metrics – Year 1[1]	**1/3**						**95.75%**
FY23 Core Metrics – Year 2[2]	**1/3**						**99.65%**
FY24 Core Metrics – Year 3[3]	**1/3**						**119.69%**
Azure and Other Cloud Services Revenue Growth[4]		35.00%	18.92%	25.89%	32.88%	29.15%	146.64%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services[5]		35.00%	7.65%	15.40%	22.82%	15.75%	104.72%
Search and News Advertising Revenue (ex TAC) Growth[6]		10.00%	-0.26%	10.82%	21.91%	11.73%	108.21%
Xbox Content and Services Revenue Growth[7]		10.00%	-5.67%	10.97%	27.62%	5.83%	84.56%
LinkedIn Sessions		10.00%	76.78	82.56	88.34	83.97	124.39%
FY22 PSA 3-Year Average Payout							**105.03%**

(1) Fiscal Year 2022 Core Metric results related to Microsoft Cloud Revenue (weighted at 30%) with a resulting payout of 126.39%, Microsoft Cloud Subscribers Growth (weighted at 20%) with a resulting payout of 68.91%, Teams Monthly Active Usage Growth (weighted at 20%) with a resulting payout of 50.92%, Xbox Game Pass Subscribers Growth (weighted at 10%) with a resulting payout of 56.80%, Windows OEM Revenue Growth (weighted at 10%) with a resulting payout of 191.15%, and LinkedIn Sessions (weighted at 10%) with a resulting payout of 90.66%.

(2) Fiscal Year 2023 Core Metric results related to Microsoft Cloud Revenue (weighted at 30%) with a resulting payout of 81.68%, Microsoft Cloud Subscribers Growth (weighted at 20%) with a resulting payout of 76.85%, Teams Monthly Active Usage Growth (weighted at 20%) with a resulting payout of 141.12%, Xbox Content and Services Revenue Growth (weighted at 10%) with a resulting payout of 91.05%, Windows 10/11 Monthly Active Devices Growth (weighted at 10%) with a resulting payout of 99.24%, and LinkedIn Sessions (weighted at 10%) with a resulting payout of 125.19%.

(3) "Azure and Other Cloud Services Revenue Growth", "Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services", "Search and News Advertising Revenue excluding "TAC" Growth", and "Xbox Content and Services Revenue Growth", when used as PSA metrics in this Compensation Discussion and Analysis are non-GAAP financial measures. For each of these measures, we exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

(4) We calculate Azure and Other Cloud Services Revenue Growth by adjusting as reported Azure and Other Cloud Services Revenue Growth calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The impact of this adjustment is (0.69) pts.

(5) We calculate Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services by adjusting as reported Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The impact of this adjustment is (0.39) pts.

(6) We calculate Search and News Advertising Revenue (ex TAC) Growth by adjusting as reported Search and News Advertising Revenue (ex TAC) Growth calculated in accordance with GAAP for (i) the effect of internal advertising spend on MSN platform and (ii) the effect of foreign currency rate fluctuations. The aggregate net impact of these adjustments is (0.45) pts.

(7) We calculate Xbox Content and Services Revenue Growth by adjusting as reported Xbox Content and Services Revenue Growth calculated in accordance with GAAP for (i) the net impact of the Activision Blizzard acquisition and (ii) the effect of foreign currency rate fluctuations. The aggregate net impact of these adjustments is (44.59) pts.

Relative TSR Modifier

The core metric results for the fiscal year 2022 PSAs were then subject to adjustment based on the relative TSR performance modifier, which compares our TSR for the three-fiscal year performance period to the TSR of the S&P 500. Our absolute TSR for the performance period satisfied the PSA payout requirement that TSR be positive. Our TSR relative to the S&P 500 was at the 87th percentile of the S&P 500, above the 80th percentile performance that is a condition to receiving the maximum 150% multiplier.

Peer Group Index	FY22 PSA Performance Period	Relative Total Shareholder Return	Modifier Payout
S&P 500	July 1, 2021 – June 30, 2024	87th percentile	150.00%

Based on this result, the total payment percentage for the fiscal year 2022 PSAs was increased by 50%, resulting in the payout to our Named Executives of 157.55% of the target fiscal 2022 PSA shares.

Fiscal Year 2023 and 2024 PSAs (Open Performance Periods)

Performance under the fiscal year 2023 and 2024 PSAs will be determined following the end of the three-year performance periods ending June 30, 2025 and 2026, respectively. The number of shares of common stock to be earned will be based on an assessment of (1) performance against the metric goals during the applicable performance period, and (2) Microsoft's relative TSR during the period. Microsoft's relative TSR will not increase the shares earned for a performance period unless Microsoft's absolute TSR for the performance period is positive. The metrics and relative weights under the fiscal year 2023 and 2024 PSAs are set forth on page 51 in the table labeled Fiscal Year 2022 PSA Core Metric Performance and Payout Percentages.

Section 6 – Fiscal Year 2025 Executive Compensation Program Changes

Changes to Fiscal Year 2025 Incentive Plan

Recognizing Microsoft's leadership in the ongoing AI platform shift and the related challenges and opportunities, we have enhanced the fiscal year 2025 executive compensation program to align the specific connection of compensation to this key strategic priority. We also maintained our focus on addressing investor expectations and best practices for ESG matters. Further, in November 2023, the Company launched its SFI and expanded its scope in May 2024. The SFI brings together every part of Microsoft to advance cybersecurity protection across both new products and legacy infrastructure.

To emphasize the importance of this initiative, we refined our fiscal year 2025 Incentive Plan, to combine Product & Strategy and Customers & Stakeholders into a single category and add a new category of Security to assess the contributions of our Senior Leadership Team members to the SFI.

FY24 Cash Incentive Metrics	Weight
Financial	
Incentive Plan Revenue	35% for CEO 25% for NEOs
Incentive Plan Operating Income	35% for CEO 25% for NEOs
Operational	
Product & Strategy	10% for CEO 16.67% for NEOs
Customers & Stakeholders	10% for CEO 16.67% for NEOs
Culture, Diversity & Sustainability	10% for CEO 16.66% for NEOs

FY25 Cash Incentive Metrics	Weight
Financial	
Incentive Plan Revenue	35% for CEO 25% for NEOs
Incentive Plan Operating Income	35% for CEO 25% for NEOs
Operational	
Security	10% for CEO 16.67% for NEOs
Product, Customers & Stakeholders	10% for CEO 16.67% for NEOs
Culture, Diversity & Sustainability	10% for CEO 16.66% for NEOs

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Changes to Fiscal Year 2025 PSA Program

We also updated our PSA program to further align with our key long term strategic priorities. Given the focus and investments in our Consumer business, we expanded Search and News Advertising Revenue (ex TAC) Growth to Consumer Services Revenue Growth, which includes revenue from all consumer areas with the exception of Xbox, device licensing, and devices. We also removed LinkedIn Sessions, as a portion of LinkedIn revenue is represented in both the Microsoft Cloud Revenue, excluding Azure and Other Cloud Services, and Consumer Services Revenue metrics.

FY24 PSA Metrics	Weights
Azure and Other Cloud Services Revenue Growth	35%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services	35%
Search and News Advertising Revenue (ex TAC) Growth	10%
Xbox Content and Services Revenue Growth	10%
LinkedIn Sessions	10%

FY25 PSA Metrics	Weights
Azure and Other Cloud Services Revenue Growth	35%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services	35%
Consumer Services Revenue Growth	15%
Xbox Content and Services Revenue Growth	15%

Section 7 – Other Compensation Policies and Information

No Extraordinary Perquisites

Our Named Executives are eligible for the same benefits available to our other full-time employees. In the U.S., our benefits include our section 401(k) plan, employee stock purchase plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all U.S. employees, we maintain a nonqualified deferred compensation plan for our U.S. executive officers and senior managers. This deferred compensation plan is unfunded, and participation is voluntary. The deferred compensation plan allows our Named Executives to defer their base salary, the cash portion of their Incentive Plan awards, and certain on-hire bonuses. We do not contribute to the deferred compensation plan. Named Executives are eligible for matching gifts for charitable donations above the maximum for our other U.S.-based full-time employees.

We believe that the personal safety and security of our senior executives is of the utmost importance to Microsoft and its shareholders. Pursuant to our executive security program, we may provide security services to certain senior executives while they are on personal travel. The independent members of the Board decided that it was in the best interests of the Company and its stakeholders to provide personal security services to Mr. Nadella and Mr. Smith due to security considerations arising from their respective roles. We view the security services provided to Mr. Nadella and Mr. Smith as an integral part of our risk management program and as necessary and appropriate business expenses because they arise from the nature of their employment responsibilities and enable Mr. Nadella and Mr. Smith to focus on their duties to Microsoft while reducing security threats, and therefore, mitigate risks to our business. In accordance with applicable regulations, we have reported the aggregate incremental costs of such services in the "All Other Compensation" column of the Summary Compensation Table as required by Item 402 of Regulation S-K. We did not pay personal security costs for any other executive in fiscal year 2024, except in connection with business-related travel. We have also implemented an annual process to provide oversight of the nature and cost of executive security measures.

During fiscal year 2024, we provided no other executive-only perquisites or other personal benefits to our Named Executives other than matching gifts made to charitable organizations.

Post-Employment Compensation

Our Named Executives do not have employment contracts. No Named Executive is entitled to any payments or benefits following a change in control of Microsoft.

Our Named Executives may be eligible for additional vesting of their outstanding SAs following termination of employment on the same terms as our other employees. Consistent with our policy for U.S. employees at all levels, our Named Executives who retire from Microsoft after age 65 or after age 55 with 15 years of continuous service and were hired prior to August 1, 2023, are eligible for the continuation of vesting of outstanding SAs granted at the time of the annual rewards period if the award was granted over one year before the date of retirement. A pro-rata portion of PSA shares will also continue vesting if the retirement occurs more than one year after the beginning of the performance period. As of June 30, 2024, of our Named Executives only Mr. Nadella and Mr. Smith were retirement-eligible. All employees whose employment with Microsoft terminates due to death or total and permanent disability generally fully vest in their outstanding SAs. Our PSAs vest for the target number of shares upon death or total and permanent disability. The value of our Named Executives' SAs and PSAs that would have vested assuming a June 30, 2024 termination of employment due to death or total and permanent disability, or due to retirement on that date, are set forth in the table at page 62.

In addition, our Named Executives are eligible to participate in the Microsoft Senior Executive Severance Benefit Plan ("Severance Plan"). The Severance Plan was adopted to help ensure continuity and focus of key leaders by providing designated executives severance payments and benefits if their employment is terminated without cause. For purposes of the Severance Plan, "cause" means: (i) a conviction or plea of guilty or no contest to a felony or certain misdemeanors; (ii) engaging in gross misconduct; (iii) repeated failure to substantially perform the duties of the Named Executive's role; (iv) violation of any securities laws; or (v) violation of Microsoft's policies designed to prevent violations of law.

The Severance Plan payments and benefits have four components – cash, stock vesting, continued health care, and outplacement assistance – all provided by Microsoft. Cash payments consist of: (i) a severance payment equal to 12 months' base salary plus target annual cash incentive award, payable in a lump sum within 60 days after termination of employment; and (ii) a pro-rata payment of the Named Executive's target annual cash incentive award for the partial year of work, payable in a lump sum at the same time other Incentive Plan cash awards for the year are paid. Stock vesting applies to SAs and PSAs. SAs that otherwise would vest in the 12-month period after employment terminates continue to vest. After the first year of the PSA performance period is completed, a pro-rata portion of any PSA shares will also vest, and the number of shares subject to pro-ration is the lesser of the target award shares or the shares that are otherwise earned and payable after the end of the performance period. Continued contributions to premiums for COBRA health care continuation coverage and outplacement assistance will be provided on the same terms as are available to other employees whose employment is terminated without cause. There is no change-in-control provision in the Severance Plan. To receive the Severance Plan payments and benefits, the Named Executive must execute a separation agreement that includes a release of claims in favor of Microsoft, confidentiality and non-disparagement provisions, and 12-month non-compete/non-solicitation restrictions. Our Named Executives' Severance Plan benefits assuming a termination of employment without cause on June 30, 2024, are set forth in the table at page 62.

Mr. Nadella participates in the Severance Plan on the same terms as our other executive officers.

Strong and Comprehensive Clawback Policy

Accountability is a fundamental value of Microsoft. To reinforce this value through our executive compensation program, our executive officers, other members of the SLT, and our Chief Accounting Officer are subject to a strong 'no fault' executive compensation recovery ("clawback") policy. Under this policy, our Compensation Committee may seek to recover payments of incentive compensation in the event of a restatement, as defined under the recently approved incentive-based compensation recovery provisions of the Dodd-Frank Act and the Nasdaq listing rules. Our Compensation Committee may also seek recovery of cash and equity incentive compensation whether time-based or performance-based, awarded during a period where a covered executive committed or was aware of or willfully blind to a significant legal or compliance violation, irrespective of whether such violation occurred in connection with a restatement. Our executive compensation recovery policy is available on our website at aka.ms/policiesandguidelines.

Robust Stock Ownership Policy

Our executive officers and certain other senior executives are required to maintain a minimum equity stake in Microsoft. This policy embodies our Compensation Committee's belief that our most senior executives should maintain a significant personal financial stake in Microsoft to promote a long-term perspective in managing our business. In addition, the policy helps align executive and shareholder interests, which reduces incentive for excessive short-term risk taking. Each covered executive is required to acquire and maintain ownership of shares of Microsoft common stock equal to a specified multiple of his or her base salary, which for our Named Executives ranges from 8 to 15 times base salary, as shown in the table below. Each covered executive must retain 50% of all net shares (post-tax) that vest until achieving his or her minimum share ownership requirement.

Named Executive	Share Ownership Requirement as of June 30, 2024
Satya Nadella	15x base salary
Amy E. Hood	8x base salary
Judson B. Althoff	8x base salary
Bradford L. Smith	8x base salary
Christopher D. Young	8x base salary

In fiscal year 2024, each of our Named Executives complied with our stock ownership policy. Our stock ownership policy is available on our website at aka.ms/policiesandguidelines.

Hedging and Pledging Policy

Our Named Executives are subject to our Derivatives Trading, Hedging, and Pledging policy described on page 15.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes an annual deduction limit of $1 million on the amount of compensation paid to each of the CEO, the CFO, and certain other current or former named executive officers (together, "covered employees"). Compensation to our Named Executives over this limit is nondeductible.

Annual Compensation Risk Assessment

We performed an annual assessment for our Compensation and Audit Committees of our Board of Directors to determine whether the risks arising from our fiscal year 2024 compensation policies and practices were reasonably likely to have a material adverse effect on Microsoft. Our assessment reviewed the material elements of executive and non-executive employee compensation. We concluded these policies and practices do not create risk that is reasonably likely to have a material adverse effect on Microsoft.

The structure of our compensation program for our executive officers does not incentivize unnecessary or excessive risk-taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. The Incentive Plan awards have these risk-limiting characteristics:

- Cash incentive awards under the Incentive Plan are limited to 200% of a target cash incentive award

- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance

- The majority of Incentive Plan award value is delivered in awards for shares of Microsoft common stock with multi-year vesting schedules or performance periods, which aligns the interests of our executive officers to long-term shareholder interests

- We maintain robust executive stock ownership requirements ranging from 5x to 15x annual salary, which reduces incentive for excessive short-term risk taking

- PSA metrics further diversify the elements of the program to minimize the incentive to produce any particular outcome

- PSAs use Company-wide measures that are not specific to any one executive officer's sphere of responsibility and that apply equally to all participants to encourage a unified and responsible approach to achieving financial and strategic goals

- Overlapping performance periods for PSAs limit the impact of short-term business performance or share price fluctuations on final outcomes

- Equity awards are not made in the form of stock options, which may provide an asymmetrical incentive to take unnecessary or excessive risks to increase the market price of Microsoft common stock

- Members of our Compensation Committee (or for Mr. Nadella, the independent members of our Board of Directors) approve all Incentive Plan awards to executive officers, including performance achievement levels that determine final payout outcomes, and have the opportunity to reduce payments and use negative discretion, if appropriate

- Awards are subject to the Company's Executive Compensation Recovery policy, which provides for recoupment in the event of a restatement or misconduct

Awards are subject to our Executive Compensation Recovery Policy, described in this Section 7 – Other Compensation Policies and Information – Strong and Comprehensive Clawback Policy.

Executive officers are subject to our executive stock ownership requirements, described in this Section 7 – Other Compensation Policies and Information – Robust Stock Ownership Policy.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Carlos A. Rodriguez (Chair)
Sandra E. Peterson
Charles W. Scharf
Emma N. Walmsley

Fiscal Year 2024 Compensation Tables

Summary Compensation Table

This table contains information about compensation awarded to our Named Executives for the fiscal years ended June 30, 2024, 2023, and 2022. None of our Named Executives received stock options, or reimbursements for relocation expenses or tax-gross-up payments, during those years.

Named Executive and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Non-equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Satya Nadella	2024	2,500,000	0	71,236,392	5,200,000	169,791	79,106,183
Chairman and Chief Executive Officer	2023	2,500,000	0	39,236,137	6,414,750	361,650	48,512,537
	2022	2,500,000	0	42,269,560	10,066,500	110,250	54,946,310
Amy E. Hood	2024	1,000,000	0	21,094,956	3,642,750	61,500	25,799,206
Executive Vice President and Chief Financial Officer	2023	1,000,000	0	16,450,701	2,295,250	156,946	19,902,897
	2022	1,000,000	0	21,681,666	3,575,500	62,415	26,319,581
Judson B. Althoff	2024	960,000	0	18,515,353	3,497,040	77,934	23,050,327
Executive Vice President and Chief Commercial Officer	2023	960,000	0	12,848,921	2,243,520	152,277	16,204,718
	2022	960,000	0	14,420,730	3,412,560	55,708	18,848,998
Bradford L. Smith	2024	1,000,000	0	18,684,175	3,642,750	112,868	23,439,793
Vice Chair and President	2023	1,000,000	0	14,524,413	2,378,500	212,777	18,115,690
	2022	993,333	0	18,753,465	3,551,664	110,277	23,408,739
Christopher D. Young	2024	850,000	0	9,040,931	2,023,680	120,092	12,034,703
Executive Vice President, Business Development, Strategy, and Ventures	2023	850,000	0	7,355,407	1,447,380	163,127	9,815,914
	2022	850,000	1,500,000	7,131,582	2,133,840	105,036	11,720,458

(1) Includes an installment of on-hire bonus payable to Mr. Young in fiscal year 2022.

(2) Includes the grant date fair values for SAs and PSAs calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. The value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when performance targets are approved, and we approved performance targets in each of fiscal years 2024, 2023, and 2022, PSA values in this column include: (i) for fiscal year 2024 – 33.33% of each of the fiscal year 2024 PSAs, the fiscal year 2023 PSAs, and the fiscal year 2022 PSAs; (ii) for fiscal year 2023 –33.33% of each of the fiscal year 2023 PSAs, the fiscal year 2022 PSAs, and the fiscal year 2021 PSAs; and (iii) for fiscal year 2022 – 33.33% of each of the fiscal year 2022 PSAs, the fiscal year 2021 PSAs, and the fiscal year 2020 PSAs.

The following table includes the assumptions used to calculate the grant date fair value of SAs reported for fiscal years 2024, 2023, and 2022.

SA Award	Fair Value	Assumptions	
		Dividends Per Share	Interest Rate
Fiscal Year 2024	$326.16 to $318.20	$0.75	4.47% to 5.30%
Fiscal Year 2023	$241.86 to $234.48	$0.68	3.72% to 3.97%
Fiscal Year 2022	$294.75 to $288.10	$0.56	0.07% to 0.63%

The following table includes the assumptions used to calculate the grant date fair value of PSAs reported for fiscal years 2024, 2023 and 2022.

	Assumptions (Operating Goals)	Assumptions (TSR Goal)					
PSU Award	Expected Payout	CEO Fair Value	Non-CEO Fair Value	Dividend Yield	Interest Rate	Historical Volatility	Remaining Performance Period on the Grant Date (Years)
Fiscal Year 2024							
Year 1 of FY24 PSAs	100%	$385.77	$386.25	0.90%	4.58%	28.30%	2.78
Year 2 of FY23 PSAs	100%	$418.69	$419.21	0.90%	4.93%	31.97%	1.78
Year 3 of FY22 PSAs	100%	$451.58	$452.14	0.90%	5.31%	26.71%	0.78
Fiscal Year 2023							
Year 1 of FY23 PSAs	100%	$268.21	$268.21	1.02%	3.72%	34.06%	2.78
Year 2 of FY22 PSAs	100%	$279.90	$279.90	1.02%	3.74%	26.95%	1.78
Year 3 of FY21 PSAs	100%	$258.52	$258.52	1.02%	3.79%	33.69%	0.78
Fiscal Year 2022							
Year 1 of FY22 PSAs	100%	$356.51	$353.18	0.87%	0.39%	31.49%	2.80
Year 2 of FY21 PSAs	100%	$354.02	$354.02	0.89%	0.18%	34.99%	1.82
Year 3 of FY20 PSAs	100%	$444.35	$444.35	0.89%	0.07%	20.21%	0.82

The grant date fair values of included PSAs, assuming at the grant date that the highest level of performance conditions will be achieved for each PSA, are: (i) for fiscal year 2024, Mr. Nadella, $142,472,784; Ms. Hood, $24,964,206; Mr. Althoff, $20,651,547; Mr. Smith, $22,111,241; and Mr. Young, $10,699,145. (ii) for fiscal year 2023, Mr. Nadella, $78,472,273; Ms. Hood, $16,932,981; Mr. Althoff, $12,339,046; Mr. Smith, $14,905,094; and Mr. Young, $7,867,277. (iii) for fiscal year 2022, Mr. Nadella, $84,539,120; Ms. Hood, $26,445,265; Mr. Althoff, $16,660,404; Mr. Smith, $22,522,540; and Mr. Young, $3,506,158.

(3) Consists of Incentive Plan cash incentives.

(4) Details about the amounts in the "All Other Compensation" column for fiscal year 2024 are set forth in the table below.

All other compensation details

Named Executive	Retirement Plan ContributionsA ($)	Broad-Based Plan BenefitsB ($)	Charitable GiftsC ($)	Security for Personal TravelD ($)	Total ($)
Satya Nadella	11,500	0	100,000	58,291	169,791
Amy E. Hood	11,500	0	50,000	0	61,500
Judson B. Althoff	11,250	1,691	64,993	0	77,934
Bradford L. Smith	11,500	1,368	100,000	0	112,868
Christopher D. Young	10,719	971	108,402	0	120,092

(A) Includes 401(k) plan matching contributions.

(B) Includes payments in lieu of athletic club membership and credits for waived life insurance coverage under programs that are available to substantially all our U.S.-based employees.

(C) Includes matching charitable contributions under our corporate giving program.

(D) Includes personal security-related costs and expenses associated with personal travel.

Grants of Plan-Based Awards

This table provides information on grants of awards under any plan to the Named Executives in the fiscal year ended June 30, 2024.

Named Executive	Award[1]	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards (#)	Grant Date Fair Value of Stock Awards[4] ($)
Satya Nadella	2024 Cash Incentive		0	7,500,000	15,000,000					
	2024 PSA	9/18/2023				1,907	50,850	152,550		19,616,533
	2023 PSA	9/18/2023				2,390	63,742	191,226		26,688,278
	2022 PSA	9/18/2023				2,070	55,209	165,627		24,931,581
Amy E. Hood	2024 Cash Incentive		0	2,500,000	5,000,000					
	2024 PSA	9/18/2023				334	8,899	26,697		3,437,239
	2023 PSA	9/18/2023				418	11,155	33,465		4,676,288
	2022 PSA	9/18/2023				362	9,662	28,986		4,368,577
	2024 Stock Award	9/18/2023							26,697	8,612,853
Judson B. Althoff	2024 Cash Incentive		0	2,400,000	4,800,000					
	2024 PSA	9/18/2023				317	8,462	25,386		3,268,319
	2023 PSA	9/18/2023				350	9,332	27,996		3,912,068
	2022 PSA	9/18/2023				261	6,956	20,868		3,145,387
	2024 Stock Award	9/18/2023							25,385	8,189,579
Bradford L. Smith	2024 Cash Incentive		0	2,500,000	5,000,000					
	2024 PSA	9/18/2023				296	7,882	23,646		3,044,423
	2023 PSA	9/18/2023				371	9,880	29,640		4,141,935
	2022 PSA	9/18/2023				321	8,557	25,671		3,869,263
	2024 Stock Award	9/18/2023							23,646	7,628,554
Christopher D. Young	2024 Cash Incentive		0	1,700,000	3,400,000					
	2024 PSA	9/18/2023				143	3,814	11,442		1,473,158
	2023 PSA	9/18/2023				179	4,781	14,343		2,004,103
	2022 PSA	9/18/2023				155	4,141	12,423		1,872,312
	2024 Stock Award	9/18/2023							11,442	3,691,359

(1) All awards are granted under the Executive Incentive Plan. SAs and PSAs were granted under the 2017 Stock Plan.

(2) This column represents fiscal year 2024 cash incentives. Please see the section entitled "Fiscal Year 2024 Cash Incentive Awards" in the Compensation Discussion and Analysis for more information.

(3) These columns represent the threshold, target, and maximum shares for the PSAs with a grant date in fiscal year 2024. Because the grant date for a PSA occurs when PSA performance targets are approved, the reported number of shares is calculated as the target shares for the portion of the PSAs for which performance targets were set in fiscal year 2024 (33.33% of each of the 2024, 2023, and 2022 PSAs). The threshold is calculated as if the threshold of only the least weighted metric (10% weight for fiscal year 2024) is met, and this amount is then reduced by 25% based on assumption that the maximum adjustment for Microsoft's total shareholder return underperforming the S&P 500 is applied. The maximum is calculated assuming all maximum targets were met and the relative TSR multiplier was fully earned.

(4) Includes the grant date fair values for SAs and PSAs calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. Values for PSAs in this column are calculated using a Monte Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when PSA performance targets are approved, the grant date fair value is calculated for the portion of the PSA for which performance targets were set in fiscal year 2024 (33.33% of each of the 2024, 2023, and 2022 PSAs).

Outstanding Equity Awards at June 30, 2024

This table provides information about unvested SAs and PSAs held by the Named Executives on June 30, 2024.

Named Executive	Award Date	Stock Awards			
		Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[2] ($)
Satya Nadella	9/15/2020	4,157	1,857,971		
	9/14/2021	260,949[4]	116,631,156		
	9/19/2022			382,452	170,936,921
	9/19/2023			152,550	68,182,223
Amy E. Hood	9/14/2020	4,019	1,796,292		
	9/13/2021	10,870	4,858,347		
	9/13/2021	45,668[4]	20,411,313		
	9/19/2022	20,916	9,348,406		
	9/19/2022			66,930	29,914,364
	9/18/2023	26,697	11,932,224		
	9/18/2023			26,697	11,932,224
Judson B. Althoff	9/14/2020	2,495	1,115,140		
	9/13/2021	7,827	3,498,278		
	9/13/2021	32,881[4]	14,696,163		
	9/19/2022	17,498	7,820,731		
	9/19/2022			55,992	25,025,624
	9/18/2023	25,385	11,345,826		
	9/18/2023			25,386	11,346,273
Bradford L. Smith	9/14/2020	3,492	1,560,749		
	9/13/2021	9,628	4,303,235		
	9/13/2021	40,448[4]	18,078,234		
	9/19/2022	18,526	8,280,196		
	9/19/2022			59,280	26,495,196
	9/18/2023	23,646	10,568,580		
	9/18/2023			23,646	10,568,580
Christopher D. Young	11/11/2020	20,781[5]	9,288,068		
	11/11/2020	2,165	967,647		
	9/13/2021	4,659	2,082,340		
	9/13/2021	19,573[4]	8,748,152		
	9/19/2022	8,964	4,006,460		
	9/19/2022			28,686	12,821,208
	9/18/2023	11,442	5,114,002		
	9/18/2023			11,442	5,114,002

(1) Except as otherwise noted, SAs vest 25% one year from the last day of August preceding the award date and 12.5% semi-annually thereafter.

(2) The market value is the number of shares shown in the table multiplied by $446.95, the closing market price of Microsoft common stock on June 28, 2024.

(3) PSAs with a grant date in fiscal years 2024 and 2023 are reported assuming payout at maximum award levels, pursuant to SEC rules as the aggregate achievement of the performance metrics was trending above the target payout level as of June 30, 2024. Award shares that are earned vest in full following the three-year performance period.

(4) Reflects fiscal year 2022 PSA, with 3-year performance period ending June 30, 2024, which vested on August 31, 2024. Award shares are presented as the actual amount earned and vested on August 31, 2024. Award values reflect the closing market price of Microsoft common stock on June 28, 2024.

(5) Vests 25% on each November 11 following the award date.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Option Exercises and Stock Vested

This table provides information on an aggregate basis about stock awards that vested during the fiscal year ended June 30, 2024 for each of the Named Executives.

Microsoft has not granted stock options, other than options substituted in acquisitions, since 2003. No Named Executives held any Microsoft stock options during the fiscal year.

	Stock Awards	
Named Executive	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Satya Nadella	132,875	44,011,776
Amy E. Hood	79,820	27,175,356
Judson B. Althoff	52,789	18,034,244
Bradford L. Smith	69,451	23,654,555
Christopher D. Young	58,865	20,638,693

(1) The value realized on vesting is calculated by multiplying the number of shares shown in the table by the market value of the shares on the vesting date.

Nonqualified Deferred Compensation

This table provides information about the Named Executives' earnings and balances under our U.S. nonqualified Deferred Compensation Plan in fiscal year 2024. Microsoft does not contribute to the Deferred Compensation Plan.

Named Executive	Executive Contributions in Fiscal Year 2024[1] ($)	Aggregate Earnings in Fiscal Year 2024[2] ($)	Aggregate Balance at June 30, 2024[3] ($)
Satya Nadella	0	0	0
Amy E. Hood	0	0	0
Judson B. Althoff	0	0	0
Bradford L. Smith	0	0	0
Christopher D. Young	723,690	613,628	5,096,102

(1) These amounts are included in the Summary Compensation Table for fiscal year 2024.

(2) None of the amounts in this column are included in the Summary Compensation Table because the earnings under the Deferred Compensation Plan were not preferential or above-market.

(3) Of these balances, the following amounts, which were in the form of executive contributions, were reported in the Summary Compensation Table in prior-year proxy statements: Mr. Young – $3,993,688.

Microsoft's Deferred Compensation Plan is unfunded and unsecured. It allows participants to defer a specified percentage of their base salary (up to 75%) and/or eligible cash incentives (up to 100%). Participation in the Deferred Compensation Plan is limited to U.S. senior managers, including our U.S. Named Executives. Microsoft does not contribute to the Deferred Compensation Plan or guarantee any returns on participant contributions.

When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. No withdrawals are permitted prior to the previously elected distribution date, other than withdrawals for certain severe financial hardships as permitted by applicable law. Amounts deferred under the Deferred Compensation Plan are credited with hypothetical investment earnings based on participant investment elections made from among deemed investment options available under the plan.

Payments at Termination of Employment

This table shows the amounts that would have been payable to our Named Executives upon a termination of employment without cause or due to retirement on June 30, 2024, or at a termination due to death or disability on June 30, 2024, pursuant to our post-employment compensation arrangements as described on pages 53-54. The equity values presented in the table below were valued using the closing stock price on June 28, 2024, which was $446.95 per share.

Named Executive	Without Cause[1] ($)	Retirement ($)	Death or Disability ($)
Satya Nadella	173,145,515	132,865,273	229,537,430
Amy E. Hood	46,205,035	0	67,779,968
Judson B. Althoff	38,094,245	0	56,966,459
Bradford L. Smith	47,989,259	34,450,906	60,003,931
Christopher D. Young	30,996,923	0	38,535,135

(1) Termination without cause includes incremental value associated with retirement-based stock vesting of SAs: $6,403,006 for Mr. Smith.

CEO Pay Ratio

For fiscal year 2024, the annual total compensation for the median employee of the Company (other than our CEO) was $193,744 and the annual total compensation of our CEO was $79,106,183. Based on this information, for fiscal year 2024 the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 408 to 1. We believe this ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

We identified our median employee from among our employees as of June 30, 2024, the last day of our fiscal year, excluding approximately 11,825 employees who became Microsoft employees in fiscal year 2024 as a result of the business acquisition of Activision Blizzard, Inc. To identify our median employee, we used a "total direct compensation" measure consisting of: (i) fiscal year 2024 annual base pay (salary or gross wages for hourly employees, excluding paid leave), which we annualized for any permanent employees who commenced work during the year, (ii) target bonuses and cash incentives payable for fiscal year 2024 (excluding allowances, relocation payments, and profit-sharing), and (iii) the dollar value of SAs and target PSAs granted in fiscal year 2024. Compensation amounts were determined from our human resources and payroll systems of record. Payments not made in U.S. dollars were converted to U.S. dollars using 12-month average exchange rates for the year. To identify our median employee, we then calculated the total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer ("PEO") and Non-PEO Named Executives and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

Pay for Performance Table

| Year[1] (a) | Summary Compensation Table Total for PEO ($) (b) | Compensation Actually Paid to PEO[2] ($) (c) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($) (d) | Average Compensation Actually Paid to Non-PEO Named Executive Officers[2] ($) (e) | Value of Initial Fixed $100 Investment Based On:[3] | | Net Income ($) (in millions) (h) | Microsoft Incentive Plan Revenue[4] ($) (in billions) (i) |
					Microsoft Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($) (g)		
2024	79,106,183	171,304,590	21,081,007	40,171,628	227	243	88,136	246.12
2023	48,512,537	93,155,708	16,009,805	29,971,655	172	168	72,361	220.08
2022	54,946,310	56,936,384	20,074,444	20,494,054	128	123	72,738	206.67
2021	49,858,280	139,060,569	22,306,746	40,461,050	134	150	61,271	170.54

(1) The Non-PEO Named Executives for each of fiscal years 2024, 2023 and 2022 were: Amy E. Hood, Judson B. Althoff, Bradford L. Smith, and Christopher D. Young. The Non-PEO Named Executives for fiscal year 2021 were: Amy E. Hood, Jean-Philippe Courtois, Bradford L. Smith, and Christopher D. Young.

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our Named Executives during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with FASB ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Named Executive Officer Compensation – Fiscal Year 2024 Compensation Tables – Summary Compensation Table" for additional information). The "compensation actually paid" for fiscal years 2023, 2022, and 2021 has been updated from the amounts in Microsoft's 2023 Proxy Statement to reflect the application of recent SEC guidance relating to retirement vesting treatment, which was issued following the filing of the 2023 Proxy Statement.

(3) In accordance with the Pay Versus Performance Rules, Microsoft and Peer Group total shareholder return ("TSR") is determined based on the value of an initial fixed investment through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the Nasdaq Computer Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended June 30, 2024.

(4) We have determined that Microsoft Incentive Plan Revenue (as defined on page 47) is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our Named Executives, for fiscal year 2024, to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules).

The following table shows the fiscal 2024 amounts deducted from and added to the Summary Compensation Table total compensation to calculate the "compensation actually paid" to our PEO and Non-PEO Named Executives in accordance with the Pay Versus Performance Rules.

	PEO ($)	Average for Non-PEO NEO ($)
Summary Compensation Table ("SCT") Total	79,106,183	21,081,007
Amounts Reported as 'Stock Awards' in SCT	(71,236,392)	(16,833,854)
Fair Value of Equity Awards Granted in the Year and Unvested as of Year End	128,477,909	27,306,115
Change in Fair Value of Outstanding and Unvested Equity Awards, Granted in Prior Fiscal Years	36,186,339	8,345,386
Change in Fair Value of Equity Awards Vested, Granted in a Previous Year	(1,229,449)	272,974
Compensation Actually Paid	171,304,590	40,171,628

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Financial Performance Measures

In accordance with the Pay Versus Performance Rules, the following table lists the financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to our Named Executives, for fiscal year 2024, to Company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Annual Cash Incentives" (see page 43) and "Equity Compensation" (see page 44).

Most Important Performance Measures
Microsoft Incentive Plan Revenue (Company Selected Measure)
Relative TSR as compared to the S&P 500
Azure and Other Cloud Services Revenue
Microsoft Cloud Revenue, excluding Azure and Other Cloud Services
Microsoft Incentive Plan Operating Income

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the below charts illustrate how "compensation actually paid" ("CAP") to our Named Executives aligns with Microsoft's financial performance as measured by our TSR, our Peer Group TSR (Nasdaq Computer Index), our net income, and Microsoft Incentive Plan Revenue.

Compensation Actually Paid vs. Microsoft TSR vs. Peer Group TSR



Compensation Actually Paid vs. Net Income vs. Incentive Plan Revenue



Equity Compensation Plan Information

This table provides information about shares of Microsoft common stock that may be issued under our equity compensation plans approved by shareholders and plans not approved by shareholders (if any) as of June 30, 2024. Under the 2017 and 2001 Stock Plans, no option or stock appreciation rights may be repriced, replaced, regranted through cancellation, repurchased for cash or other consideration, or modified without shareholder approval (except in connection with a change in our capitalization) if the effect would be to reduce the exercise price for the shares underlying the award.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[2] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity compensation plans approved by security holders	88,596,698	$57.87	197,817,956
Equity compensation plans not approved by security holders	0	N/A	0
Total	88,596,698	$57.87	197,817,956

(1) Represents shares issuable upon vesting of outstanding SAs granted under the 2017 and 2001 Stock Plans and PSAs for which there is a grant date under FASB ASC Topic 718, which assume target performance; includes shares under PSAs and options granted under our plans in connection with acquisitions.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding stock awards, which have no exercise price.

(3) Includes 67,795,754 shares remaining available for issuance as of June 30, 2024 under the Employee Stock Purchase Plan, after the exercise of purchase rights on that date.

Principal Shareholders

This table lists all entities that are the beneficial owner of more than 5% of Microsoft common stock.

Name	Amount and Nature of Beneficial Ownership as of 09/30/2024	Percent of Class to be Voted During the Meeting
The Vanguard Group, Inc. 100 Vanguard Blvd., Malvern, PA 19355	664,882,153[1]	8.95%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	540,020,228[2]	7.30%

(1) All information about The Vanguard Group, Inc. is based on a Schedule 13G/A filed with the SEC on February 13, 2024. The Vanguard Group, Inc. reported that it has no sole voting power with respect to shares of common stock, sole dispositive power with respect to 633,135,715 shares of common stock, shared voting power of 9,755,991 shares of common stock, and shared dispositive power of 31,746,438 shares of common stock.

(2) All information about BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on February 13, 2024. BlackRock, Inc. reported that it has sole voting power with respect to 487,219,696 shares of common stock, sole dispositive power with respect to 540,020,228 shares of common stock, and no shared voting or shared dispositive power.

Stock Ownership Information

As of September 30, 2024, this table describes the number of shares of our common stock beneficially owned, and the additional underlying shares or stock units held, by each director, director nominee, Named Executive, and all directors and executive officers as a group, together with additional underlying shares or stock units as described in Notes 2 through 4 to the table.

In computing the number and percentage of shares beneficially owned by each person under the Common Stock column below, we have included any shares of our common stock that could be acquired within 60 days of September 30, 2024, by exercising options, vesting SAs, or receiving shares credited under the Deferred Compensation Plan for Non-Employee Directors. These shares, however, are not counted in computing the percentage ownership of any other person.

| | Beneficial Ownership | | | |
Name	Common Stock[1,2]	Percent of Common Stock	Additional Underlying Shares or Stock Units[3,4]	Total[5]
Reid G. Hoffman	15,905[6]	*	15,285	31,190
Hugh F. Johnston	7,848[7]	*	394	8,242
Teri L. List	24,888[8]	*	0	24,888
Catherine MacGregor	0	*	665	665
Mark A. L. Mason	860	*	0	860
Sandra E. Peterson	29,509	*	0	29,509
Penny S. Pritzker	24,585[9]	*	0	24,585
Carlos A. Rodriguez	3,427	*	0	3,427
Charles W. Scharf	44,602[10]	*	0	44,602
John W. Stanton	85,333[11]	*	0	85,333
Emma N. Walmsley	9,913	*	285	10,198
Satya Nadella	867,989	*	0	867,989
Amy E. Hood	415,743	*	67,377	483,120
Judson B. Althoff	80,664	*	61,629	142,293
Bradford L. Smith	458,323	*	23,374	481,697
Christopher D. Young	94,711[12]	*	27,849	122,560
Directors and Executive Officers as a Group (18 people)	2,330,484[13]	*	N/A	N/A

* Less than 1%

(1) Beneficial ownership represents sole voting and investment power.

(2) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 30, 2024: Mr. Johnston, 98; Ms. List, 22,756; Ms. Peterson, 24,109; Ms. Pritzker, 12,585; and Mr. Rodriguez, 3,427.

(3) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors not beneficially owned because they are not payable within 60 days following termination of Board service: Mr. Hoffman, 15,285; Mr. Johnston, 394; Ms. MacGregor, 665, and Ms. Walmsley, 285.

(4) For Named Executives, includes unvested SAs not beneficially owned because they do not vest within 60 days of September 30, 2024.

(5) For Named Executives, excludes unvested PSA shares not beneficially owned that would vest if an Executive Officer retires from Microsoft.

(6) Includes 15,905 shares held by a family trust.

(7) Excludes 68 shares held by a family trust as to which Mr. Johnston disclaims beneficial ownership.

(8) Includes 2,132 shares held by a family trust.

(9) Includes 12,000 shares held by a family trust.

(10) Includes 525 shares held by a family trust.

(11) Includes 7,243 shares held by a family trust.

(12) Includes 1,500 shares held by a living trust.

(13) Includes 62,975 shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 30, 2024.

1 GOVERNANCE AND OUR BOARD OF DIRECTORS
2 NAMED EXECUTIVE OFFICER COMPENSATION
3 AUDIT COMMITTEE MATTERS
4 PROPOSALS TO BE VOTED ON DURING THE MEETING
5 INFORMATION ABOUT THE MEETING

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10% of our common stock to file reports of their ownership and changes in ownership of our common stock with the SEC. Our employees prepare these reports for our directors and executive officers using information obtained from them and from Microsoft's records. Due to an administrative error, Kathleen T. Hogan, Executive Vice President and Chief Human Resources Officer, was one day late in filing a Form 4 on December 29, 2023, to report a gift of 120 shares of Microsoft common stock to a charitable organization.

68 Microsoft

3. Audit Committee Matters

Audit Committee Report

Charter and Responsibilities

The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on our website at aka.ms/policiesandguidelines. The charter, which was last amended effective July 1, 2023, includes a calendar that outlines the Committee's duties and responsibilities. The Committee reviews the charter and calendar annually and works with the Board of Directors to amend them as appropriate to reflect the evolving role of the Committee.

The Board has the ultimate authority for effective corporate governance, including oversight of the management of Microsoft. The Audit Committee assists the Board in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of Microsoft, the audits of Microsoft's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm engaged as Microsoft's independent auditor, and the performance of Microsoft's internal auditor.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of Microsoft's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Microsoft's system of internal control. Microsoft's independent auditor, Deloitte & Touche LLP ("Deloitte & Touche"), is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The independent auditor is also responsible for expressing an opinion on the effectiveness of Microsoft's internal control over financial reporting.

Fiscal Year 2024 Activity

During fiscal year 2024, the Audit Committee fulfilled its duties and responsibilities as outlined in the charter and the accompanying calendar. The Committee meets twice each quarter; once in connection with quarterly Board of Directors meetings and once to review the quarterly Form 10-Q or annual Form 10-K. In addition, the Committee meets as needed to address emerging accounting, compliance, or other matters, or for educational training. Specifically, the Committee:

- Reviewed and discussed with management and the independent auditor Microsoft's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the Securities and Exchange Commission ("SEC")

- Reviewed and discussed with management, the internal auditor, and the independent auditor, management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of Microsoft's internal control over financial reporting

- Reviewed and discussed with management, the internal auditor, and the independent auditor, as appropriate, the audit scopes and plans of both the internal auditor and the independent auditor

- Inquired about significant business and financial reporting risks, reviewed Microsoft's policies for risk assessment and risk management, and assessed the steps management is taking to control these risks

- Met in periodic executive sessions with each of management, the internal auditor, and the independent auditor to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the Company's financial reporting, and any other matters as appropriate

- Met with the CEO and CFO to discuss the processes they have undertaken to evaluate the accuracy and fair presentation of the Company's consolidated financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting

- Reviewed with management and the independent auditor the Company's critical accounting policies, significant changes in the selection or application of accounting principles, the effect of regulatory and accounting initiatives on the Company's consolidated financial statements, and critical audit matters addressed during the audit

- Reviewed the Company's related party transactions and Policy for Related Party Transactions

- Received reports about the receipt, retention, and treatment of financial reporting and other compliance concerns

- Reviewed and assessed the qualitative aspects of the Company's compliance and ethics programs

- Reviewed with the Chief Compliance Officer legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting

Fiscal Year 2024 Financial Statements

The Audit Committee has reviewed and discussed with management and the independent auditor Microsoft's audited consolidated financial statements and related footnotes for the fiscal year ended June 30, 2024, and the independent auditor's report on those financial statements. Management represented to the Committee that Microsoft's consolidated financial statements were prepared in accordance with GAAP. Deloitte & Touche presented the matters required to be discussed with the Committee by Public Company Accounting Oversight Board ("PCAOB") standards and Rule 2-07 of SEC Regulation S-X. This review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of Microsoft's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in Microsoft's consolidated financial statements, including the disclosures relating to critical accounting policies.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Microsoft's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, for filing with the SEC.

Independent Auditor Tenure and Rotation

As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. Deloitte & Touche has been Microsoft's independent auditor since the Company's initial public offering in 1986. Deloitte rotates its lead audit engagement partner every five years; the Audit Committee interviews proposed candidates and selects the lead audit engagement partner. Pursuant to this process, the Committee selected a new Deloitte & Touche lead audit engagement partner beginning with the fiscal year 2025 audit. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company. These include:

- Higher quality audit work and accounting advice due to Deloitte & Touche's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework

- Operational efficiencies and a resulting lower fee structure because of Deloitte & Touche's history and familiarity with our business

Independence and Performance of Outside Audit Firm

The Audit Committee recognizes the importance of maintaining the independence of Microsoft's independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Committee leads the selection of the lead audit engagement partner, working with Deloitte & Touche with input from management. The Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Committee or its delegate. This policy prohibits the independent auditor from providing non-audit services such as bookkeeping or financial systems design and implementation. The Company's pre-approval policy is more fully described below in this Part 3 – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor. The Committee has concluded that the amount and nature of those services provided was compatible with maintaining the independence of Deloitte & Touche. In addition, Deloitte & Touche has provided the Committee with the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Committee has reviewed these materials and discussed the firm's independence with Deloitte & Touche.

As provided in its charter, in addition to evaluating Deloitte & Touche's independence, the Audit Committee performed its annual assessment of Deloitte & Touche's performance as independent auditor during fiscal year 2024. The Committee assessed the performance of the Deloitte & Touche lead audit engagement partner and the audit team. The Committee reviewed a variety of indicators of audit quality including:

- The quality and candor of Deloitte & Touche's communications with the Audit Committee and management

- How effectively Deloitte & Touche maintained its independence and employed its independent judgment, objectivity, and professional skepticism

- The level of engagement and value provided by the Deloitte & Touche national office

- The depth and expertise of the global Deloitte & Touche audit team

- The quality of insight demonstrated in Deloitte & Touche's review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies

- Available external data about quality and performance, including reports of the PCAOB on Deloitte & Touche and its peer firms and Deloitte & Touche's response to those reports

- The appropriateness of Deloitte & Touche's fees, taking into account the size and complexity of the Company and the resources necessary to perform the audit

- Deloitte & Touche's knowledge of our global operations, accounting policies and practices, and internal control over financial reporting

- Deloitte & Touche's tenure as the Company's independent auditor and safeguards in place to maintain its independence

Recommendation of Deloitte & Touche as Independent Audit Firm for Fiscal Year 2025

As a result of its evaluation, the Audit Committee concluded that the selection of Deloitte & Touche as the independent registered public accounting firm for fiscal year 2025 is in the best interest of the Company and its shareholders.

Audit Committee

Hugh F. Johnston (Chair)

Teri L. List

Carlos A. Rodriguez

John W. Stanton

Fees Billed by Deloitte & Touche

This table presents fees for professional audit and other services rendered by Deloitte & Touche for the fiscal years 2024 and 2023.

Year ended June 30,	2024	2023
Audit Fees	$56,280,000	$45,630,000
Audit-Related Fees	18,643,000	10,713,000
Tax Fees	6,334,000	5,049,000
All Other Fees	10,000	10,000
Total	$81,267,000	$61,402,000

Audit Fees

These amounts represent fees of Deloitte & Touche for the audit of our annual consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of internal control over financial reporting, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings, and similar engagements for the fiscal year, such as comfort letters, attest services, consents, and assistance with review of documents filed with the SEC. Audit fees also include procedures relating to accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

Audit-Related Fees

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Microsoft's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; due diligence related to mergers, acquisitions, and investments; additional revenue and license compliance procedures related to the performance of review or audit of Microsoft's consolidated financial statements; third-party assurance audits for cloud services; and

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

accounting consultations about the application of GAAP to proposed transactions. Revenue assurance and license compliance includes procedures under contracts we have entered that provide for review by an independent accountant, and advice about controls associated with the completeness and accuracy of our software licensing revenue. These services support the evaluation of the effectiveness of internal control over revenue recognition and enhance the independent auditor's understanding of our licensing programs and controls.

Tax Fees

Tax fees generally consist of tax compliance and return preparation, and tax planning and advice. Tax compliance and return preparation services consist of preparing original and amended tax returns and claims for refunds. Tax planning and advice services consist of support during income tax audits or inquiries.

All Other Fees

All other fees consist of permitted services other than those that meet the criteria above and include training activities, and subscriptions and surveys on economic, industry, accounting, and human resources topics.

The Audit Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of Deloitte & Touche.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee has a policy for pre-approval of all audit and permissible non-audit services provided by the independent auditor. Each year, the Committee approves the terms on which the independent auditor is engaged for the ensuing fiscal year. At least quarterly, the Committee reviews and, if appropriate, pre-approves services to be performed by the independent auditor, reviews a report summarizing fiscal year-to-date services provided by the independent auditor, and reviews an updated projection of the fiscal year's estimated fees. The Committee, as permitted by its pre-approval policy, from time to time delegates the approval of certain permitted services or classes of services to a member of the Committee. The Committee then reviews the delegate's approval decisions each quarter. Microsoft uses a centralized internal system to collect requests from Company personnel for services by the independent auditor to facilitate compliance with this pre-approval policy.

4. Proposals to be Voted on During the Meeting

Management Proposals

Proposal 1: Election of 12 Directors

The Board of Directors has nominated 12 directors for election during the 2024 annual shareholders meeting ("Annual Meeting") to hold office until the 2025 annual shareholders meeting. The Governance and Nominating Committee evaluated and recommended the nominees in accordance with its charter and our Corporate Governance Guidelines.

To be elected, a director must receive a vote of the majority of the votes cast.

Our Board of Directors recommends a vote FOR the election to the Board for each of the nominees listed below.



Reid G. Hoffman
Age: 57
Director Since: 2017
Occupation: Partner, Greylock Partners



Hugh F. Johnston
Age: 63
Director Since: 2017
Occupation: Senior Executive Vice President and CFO, The Walt Disney Company



Teri L. List
Age: 61
Director Since: 2014
Occupation: Former Executive Vice President and CFO, The Gap, Inc.



Catherine MacGregor
Age: 52
Director Since: 2023
Occupation: Group CEO and Director, Engie S.A.



Mark A. L. Mason
Age: 55
Director Since: 2023
Occupation: CFO, Citigroup Inc.



Satya Nadella (Board Chair)
Age: 57
Director Since: 2014
Occupation: Chairman and CEO, Microsoft Corporation



Sandra E. Peterson
Age: 65
Director Since: 2015
Occupation: Lead Independent Director, Microsoft Corporation; Operating Partner, Clayton, Dubilier & Rice, LLC



Penny S. Pritzker
Age: 65
Director Since: 2017
Occupation: Founder and Chairman, PSP Partners, LLC



Carlos A. Rodriguez
Age: 60
Director Since: 2021
Occupation: Director, Automatic Data Processing, Inc.



Charles W. Scharf
Age: 59
Director Since: 2014
Occupation: CEO, President, and Director, Wells Fargo & Company



John W. Stanton
Age: 69
Director Since: 2014
Occupation: Founder and Chairman, Trilogy Partnerships



Emma N. Walmsley
Age: 55
Director Since: 2019
Occupation: CEO and Director, GSK plc

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, we are asking for your advisory vote on the following resolution ("say-on-pay vote" resolution):

"Resolved, that the shareholders approve, in a nonbinding vote, the compensation paid to the Company's Named Executive Officers, as disclosed in Part 2 – Named Executive Officer Compensation."

Receipt of a majority of the votes cast is required to approve this proposal. We hold our say-on-pay vote every year and expect to hold another say-on-pay vote at our 2025 Annual Meeting.

Our Board of Directors recommends a vote FOR approval, on a non-binding, advisory basis, of the compensation paid to our Named Executive Officers.

Statement in Support

Pay for Performance

Through our ongoing shareholder engagement, we receive consistent feedback that our investors favor incentive compensation arrangements tied to specific performance measures that drive long-term performance and value creation. We have responded to investor feedback, and our program design has evolved so that it incorporates performance elements directly linked to achievement of our long-term strategic goals.

Key features of our fiscal year 2024 executive compensation program were:

- Over 95% of the annual target compensation opportunity for our CEO was performance-based and over 50% of the total pay opportunity for other Named Executive Officers was performance-based

- 100% of our CEO's annual target equity opportunity was delivered in the form of a performance-based stock award (50% for our other Named Executives), with payouts based on achievement against pre-established quantitative performance metrics

- 70% of our CEO's annual cash incentive was tied to achieving pre-established financial metric targets (50% for our other Named Executives)

- Metrics under our performance stock awards are strategic measures that drive long-term growth

> ### 100%
> #### of CEO stock awards performance-based
> **(50% for other Named Executive Officers)**
>
> ### 70%
> #### of CEO annual cash incentive based on financial targets
> **(50% for other Named Executive Officers)**

- Our performance stock awards include a relative total shareholder return modifier to reward significant positive outperformance relative to the S&P 500 and reduce rewards for underperformance, thereby strengthening the alignment of the interests of our executive officers with the interests of our long-term shareholders

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership. Pay that reflects performance and alignment of that pay with the interests of long-term shareholders are key principles that underlie our compensation program. We achieve these objectives through compensation that:

- Provides a competitive total target pay opportunity

- Consists primarily of equity compensation, which encourages our executives to act as owners with a significant stake in Microsoft

- Delivers a majority of pay based on performance

- Enhances long-term focus through multi-year performance requirements or vesting for stock-based compensation.

- Does not encourage unnecessary and excessive risk taking

Best Practices in Executive Compensation

Our executive compensation program follows best practices.

<table>
<tr><td>

What We Do

- Maintain a stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including stock ownership of 15x base salary for our CEO)

- Have an executive compensation recovery ("clawback") policy that allows for recoupment in the event of a restatement or misconduct to ensure accountability

- Promote long-term focus through multi-year vesting and performance requirements

- Use a combination of absolute and relative performance measures

- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities

- Retain an independent compensation consultant

- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program

- Annual assessment of compensation-related risks

- Settle all long-term incentives in Microsoft stock

</td><td>

What We Don't Do

- No extraordinary perquisites

- No "golden parachute" tax gross-ups

- No employment agreements

- No change in control payments or benefits

- No executive-only pension or supplemental executive retirement plans

- No guaranteed bonuses, compensation increases, or multi-year equity grants

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

</td></tr>
</table>

Our Board and Compensation Committee reviewed the prior year's voting results and, through our regular shareholder engagement, sought to understand the factors that influenced voting decisions. In evaluating our compensation practices in fiscal year 2024, our Compensation Committee was mindful of the support our shareholders expressed for our philosophy and practice of linking executive compensation to operational objectives and shareholder value creation and did not make any substantial changes to our executive compensation program.

The Board and the Compensation Committee will continue to consider feedback obtained through our shareholder engagement process in making future decisions about our executive compensation program.

Proposal 3: Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2025

The Audit Committee has selected Deloitte & Touche LLP as Microsoft's independent auditor for fiscal year 2025. The Board asks shareholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit Committee require the Audit Committee to engage, retain, and supervise Microsoft's independent auditor, the Board considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of Deloitte & Touche for ratification by shareholders as a matter of good corporate practice. As described in Part 3 – Audit Committee Matters, the Board considers the selection of Deloitte & Touche as Microsoft's independent auditor for fiscal year 2025 to be in the best interests of Microsoft and its shareholders.

Receipt of a majority of the votes cast is required to approve this proposal. If the selection of Deloitte & Touche is not ratified, the Audit Committee will consider the result a recommendation to consider selection of a different firm.

The Board of Directors recommends a vote FOR the ratification of the independent auditor.

Shareholder Proposals

Receipt of a majority of the votes cast is required to approve each of the following shareholder proposals. We will furnish the address and number of shares held by the proponents of any of the following shareholder proposals upon receipt of a request to the Corporate Secretary for such information.

Proposal 4: Report on Risks of Weapons Development (Shareholder Proposal)

Harrington Investments, Inc. has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Microsoft (MSFT) developed an augmented reality headset to provide night vision, thermal sensing, and monitoring of vital signs, initially intended for gaming purposes, then the United States Army adapted this product to be used for military training and combat.[1]

In 2021, MSFT was awarded a $479 million Integrated Visual Augmentation System (IVAS) contract with the United States Department of the Army. This later became a $22 billion contract for a semi-custom version of IVAS to rapidly develop, test, and manufacture a single platform that soldiers can use to fight, rehearse, and train that provides increased lethality, mobility, and situational awareness necessary to achieve overmatch against our current and future adversaries.

In 2019, amidst contract negotiation with the military, MSFT employees pushed back in a letter to MSFT stating they "do not want to become war profiteers" and "did not sign up to develop weapons", "demand[ing] a say in how our work is used"[2];

"It will be deployed on the battlefield and works by turning warfare into a simulated 'video game,' further distancing soldiers from the grim stakes of war and the reality of bloodshed," Microsoft workers warn.

Simply put, the application of HoloLens within the IVAS system is an integration of technological capabilities to "**improve soldier lethality**"[3], ultimately "**designed to help people kill**."

Further revelations surrounding the problematic nature are noted as "Lawmakers cited concerns over the HoloLens 2-based device's field tests, where the headset struggled with environmental, sight calibration, and other issues. Device assessments also explained how the headset led to soldier "impairments" such as motion sickness, headaches, and other concerns."[4]

Regardless of how our Company positions itself by making public statements, the outcome is a significant contract with the United States military and Microsoft is actively working to develop what employees, other stakeholders, including shareholders, and the public view as a weapons system used in war.

Further, in December, images of Chinese military personnel wearing HoloLens 2 headsets were seen on China's State Media – while simultaneously, United States lawmakers urged increased restrictions on exports to stymie the Chinese military's access to United States technologies, especially those with dual application in commercial and defense sectors.[5]

Additionally, families of victims of the 2022 Uvalde school shooting filed suit in 2024 against several companies, **including Microsoft**, for marketing guns to youths.[6]

Involvement in the development of weapons poses a serious risk to a company's reputation, especially for investors and stakeholders. Is it prudent for our Company to be identified as a weapons developer?

BE IT RESOLVED Shareholders request that the board issue an independent, third-party report, at reasonable expense and excluding proprietary information, to assess the reputational and financial risks to the company for being identified as a company involved in the development of weapons used by the military.

---

1 https://www.forbes.com/sites/jasonevangelho/2019/02/23/microsoft-employees-upset-about-hololens-as-u-s-military-weapon/?sh=160424bb4822
2 https://www.newsweek.com/what-hololens-microsoft-workers-call-bosses-drop-us-military-contract-we-did-1341560
3 Army Hopeful Troubled Headset Program is Finally Looking Up (nationaldefensemagazine.org)
4 https://www.xrtoday.com/mixed-reality/microsoft-to-cut-back-us-army-ivas-staff-amid-layoffs/
5 https://www.newsweek.com/china-peoples-liberation-army-microsoft-hololens2-mixed-reality-headsets-1852381
6 https://www.wsj.com/us-news/law/uvalde-victims-families-allege-gun-maker-advertised-to-shooter-through-instagram-call-of-duty-4cabdef3?page=1

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft has been open about its principled approach to pursuing the military contract cited in this proposal and our broader work with the United States military and we have worked to help inform discussions about ethical uses of our technologies. We've communicated that position with employees and in external communications. As a result, we do not believe the requested third-party analyses would advance the interests of Microsoft, its shareholders, or other stakeholders.

Microsoft has worked with the U.S. Department of Defense on a long-standing and reliable basis for over four decades. You'll find Microsoft technology throughout the United States military, helping power its front office, field operations, bases, ships, aircraft, and training facilities. As Microsoft bid on some significant new military contracts over the past several years, Microsoft's Senior Leadership Team deliberated and made the decision that we will not withhold technology from institutions that citizens have elected in democracies to protect the freedoms we enjoy. As technologies evolve and new capabilities emerge, we remain committed to ensuring that our military is at the forefront of that technology.

To summarize our approach:

- First, we are committed to providing our technology to the United States military and our expertise and perspective on technology issues ranging from cybersecurity to the ethical use of artificial intelligence ("AI"). We depend on the military to defend our country, and we want it to have access to the best technology the country has to defend it, including from Microsoft.

- Second, Microsoft's Responsible AI team and external ethics experts were involved in reviewing the Integrated Visual Augmentation System (IVAS) to help guide its development and Microsoft is committed to proactively working to address the ethical issues that new technology creates for the military. In a democratic country like the United States, where the military is accountable to civilian authorities, we believe the best way for us to address this is not to withhold our technology but rather to engage in discussions with the country's institutions, including engagement before Congress, engagement with the Executive Branch, and the military itself. As we've worked to implement our own Responsible AI principles, we've worked to share with customers like the military our learnings and approach including our own internal Responsible AI Standard and a broad set of tools to facilitate the responsible assessment, development, and deployment of AI solutions. As we share information with those in the military and the government about AI technologies, equally we have a lot to learn ourselves by engaging with these institutions about this ethical field.

- Third, we understand that some employees may have different views. We don't ask or expect everyone who works at Microsoft to support every position the Company takes. We also respect the fact that some employees may not wish to work on certain projects. We have an approach that ensures that people who have such concerns can raise them, and we work with them to the extent feasible to address these concerns. We're transparent about our decision-making and will continue to have that dialogue.

For all these reasons, we do not believe the third-party assessment this proposal calls for is necessary.

Proposal 5: Assessment of Investing in Bitcoin (Shareholder Proposal)

National Center for Public Policy Research has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Bitcoin Diversification Assessment

Supporting Statement:
In periods of consistent, and often rampant, inflation, a company's financial standing is unfortunately measured not only by how well it conducts its business, but also by how well it stores the profits from its business.

Corporations that invest their assets wisely can, and often do, increase shareholder value more than more profitable businesses that don't. Therefore, corporations have a fiduciary duty to maximize shareholder value not only by working to increase profits, but also by working to protect those profits from debasement.

The average inflation rate in the US over the last four years according to the CPI – which is a remarkably poor and corrupt measure of inflation – is 5.03%[1], peaking at 9.1% in June, 2022. But in reality, the true inflation rate is significantly higher than that, with some studies estimating it to be nearly double the CPI at times.[2] So a corporation's assets have needed to appreciate at *those* rates over the last four years just to break even.

As of March 31, 2024, Microsoft Corporation has $484 billion in total assets,[3] the plurality of which are US government securities and corporate bonds that barely outpace inflation (if assuming that the CPI is accurate, which it isn't, so bond yields are actually lower than the true inflation rate).

Therefore, in inflationary times like these, corporations should – and perhaps have a fiduciary duty to – consider diversifying their balance sheets with assets that appreciate more than bonds, even if those assets are more volatile short-term.

As of June 25, 2024, the price of Bitcoin increased by 99.7% over the previous year,[4] outperforming corporate bonds by roughly 94% on average.[5] Over the past five years, the price of Bitcoin increased by 414%,[6] outperforming corporate bonds by roughly 411% on average.[7]

Microstrategy – which, like Microsoft, is a technology company, but unlike Microsoft holds Bitcoin on its balance sheet – has had its stock outperform Microsoft stock this year by 313%[8] despite doing only a fraction of the business that Microsoft has. And they're not alone. The institutional and corporate adoption of Bitcoin is becoming more commonplace. Microsoft's second largest shareholder, BlackRock, offers its clients a Bitcoin ETF.

Bitcoin is a more volatile asset, at the moment, than corporate bonds, so companies should not risk shareholder value by holding too much of it. However, as Bitcoin is an excellent, if not the best, hedge against inflation and corporate bond yields are less than the true inflation rate, companies should also not risk shareholder value by ignoring Bitcoin altogether. At minimum, companies should evaluate the benefits of holding *some*, even just 1%, of its assets in Bitcoin.

Resolved: Shareholders request that the Board conduct an assessment to determine if diversifying the Company's balance sheet by including Bitcoin is in the best long-term interests of shareholders.

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1   https://www.usinflationcalculator.com/inflation/annual-averages-for-rate-of-inflation
2   https://www.marketwatch.com/story/true-inflation-may-have-peaked-in-late-2022-at-18-and-still-hovers-around-8-cc89ea6b
3   https://www.microsoft.com/en-us/Investor/earnings/FY-2024-Q3/balance-sheets
4   https://coinmarketcap.com/currencies/bitcoin/
5   https://ycharts.com/indicators/us_coporate_aaa_effective_yield; https://ycharts.com/indicators/moodys_seasoned_aaa_corporate_bond_yield
6   https://www.google.com/finance/quote/BTC-USD?window=5Y
7   https://ycharts.com/indicators/us_coporate_aaa_effective_yield; https://ycharts.com/indicators/moodys_seasoned_aaa_corporate_bond_yield
8   https://www.google.com/finance/quote/MSTR:NASDAQ?window=1Y; https://www.google.com/finance/quote/MSFT:NASDAQ?window=1Y

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

This proposal requests that the Board conduct an assessment that is unnecessary because Microsoft's management already carefully considers this topic.

Microsoft's Global Treasury and Investment Services team evaluates a wide range of investable assets to fund Microsoft's ongoing operations, including assets expected to provide diversification and inflation protection, and to mitigate the risk of significant economic loss from rising interest rates. Past evaluations have included Bitcoin and other cryptocurrencies among the options considered, and Microsoft continues to monitor trends and developments related to cryptocurrencies to inform future decision making.

As the proposal itself notes, volatility is a factor to consider in evaluating cryptocurrency investments for corporate treasury applications that require stable and predictable investments to ensure liquidity and operational funding.

Microsoft has strong and appropriate processes in place to manage and diversify its corporate treasury for the long-term benefit of shareholders and this requested public assessment is unwarranted.

Proposal 6: Report on Data Operations in Human Rights Hotspots (Shareholder Proposal)

Individual shareholder Olga Bell Greenbaum D'Angelo and a co-filer have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Data Operations in Human Rights Hotspots

Resolved: Shareholders request the Board of Directors commission a report assessing the implications of siting Microsoft cloud datacenters in countries of significant human rights concern, and the Company's strategies for mitigating these impacts.

The report, prepared at reasonable cost and omitting confidential and proprietary information, should be published on the Company's website within a year of the 2024 shareholders meeting.

Supporting Statement:

Shareholders are concerned by Microsoft's announced plans[1] to expand datacenter operations to locations identified by the US State Department's Country Reports on Human Rights Practices as presenting significant human rights challenges, in particular the plan to locate a Microsoft datacenter in Saudi Arabia. The State Department report[2] details the highly restrictive Saudi control of all internet activities and pervasive government surveillance, arrest, and prosecution of online activity. Saudi authorities have even recruited spies inside US Twitter operations to extract personal information and spy on private communications of exiled Saudi activists with one such operative recently convicted in federal court of spying for Saudi Arabia.[3]

Microsoft stated that this installation would be consistent with Microsoft's commitment to protecting fundamental rights and claims that the company's commitment to the Trusted Cloud Principles are an assurance of human rights protection yet has refused to disclose how these assurances will be enacted or enforced as there is no recognized oversight body for the Principles. The Principles require Microsoft to "Support laws that allow governments to request data through a transparent process that abides by internationally-recognized rule of law and human rights standards." Yet the Saudi government's laws and cloud computing regulations[4] are in no way aligned with international human rights standards. Anti-cybercrime and data protection laws severely undermine the right to privacy, enable unchecked state surveillance, and empower Saudi state agencies to access data allowing for a sweeping crackdown on online expression.

The company has provided no evidence that it has conducted a human rights impact assessment, or engaged impacted stakeholders as required under the *United Nations Guiding Principles on Business and Human Rights (UNGPs).* There has been no

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1   https://news.microsoft.com/en-xm/features/microsoft-announces-intent-to-expand-cloud-regions-through-saudi-arabia-datacenter/

2   https://www.state.gov/reports/2023-country-reports-on-human-rights-practices/saudi-arabia/

3   https://www.nbcnews.com/tech/security/former-twitter-employee-sentenced three-years-prison-spying-saudi-arab-rcna61384

4   https://www.cst.gov.sa/en/RulesandSystems/RegulatoryDocuments/Documents/CCRF_En.pdf
     https://www.datacenterdynamics.com/en/news/17-more-human-rights-groups-call-for-microsoft-to-suspend-data-center-plans-in-saudi-arabia/

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disclosure of an assessment or mitigation plans. The company's decisions to locate cloud datacenters in human rights hot spots occur behind closed doors, without transparency.

A report sufficient to fulfill the proposal's essential objectives would examine the scope, implementation, and robustness of the company's human rights due diligence processes on siting of cloud computing operations. It would assess, with an eye toward the *rights enshrined in the Universal Declaration of Human Rights, the standards established in the UNGPs and in the Global Network Initiative Principles,* the priorities and potential impacts on people, any mitigating actions, any tracking of outcomes, and whether the company identifies and engages rights-holders to ensure its human rights efforts are well informed.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is not necessary because Microsoft provides public reports and statements addressing the concerns represented by the proposal. For example, Microsoft has articulated our human rights commitments and due diligence processes, and provided ongoing public reporting on human rights (see microsoft.com/corporate-responsibility/human-rights). We have also made a public commitment to the Trusted Cloud Principles which require us to uphold internationally recognized rule of law and human rights standards. Finally, we have published – and recently further enhanced – an explanation of our approach to Operating Datacenters in Countries or Regions with Human Rights Challenges (see aka.ms/datacenters_humanrights) to provide transparency on our human rights related review processes for data center siting and operations.

For context, the world is embracing digital technologies and expressing the need for Microsoft and other companies to expand the availability of cloud computing platforms and technologies across the globe. Customers, especially multinational enterprises, are looking to unlock the potential of AI to aid economic development. Regulatory requirements on data location are also driving the establishment and operation of datacenters in more countries around the world. Consistent with Microsoft's mission to empower every person and every organization on the planet to achieve more, Microsoft seeks to bring the benefits of generative AI worldwide, while mitigating its risks.

Microsoft works to operate responsibly and in accordance with our global commitment to respect human rights and the rule of law. When considering expansion of our data center footprint to new countries, we are guided by our Global Human Rights Statement (see microsoft.com/en-us/corporate-responsibility/human-rights-statement?msockid=15b26cb126ee63e425ed7fee27ad6261), which requires that we conduct human rights due diligence in line with the UN Guiding Principles on Business and Human Rights. Our commitment to due diligence is global and ongoing, and includes corporate-wide assessments, supply chain due diligence, and due diligence to inform operations in specific markets.

To inform responsible market entry, including datacenter siting, we conduct extensive reviews, which include public assessment materials from trusted, independent third-party resources like Freedom House's reports, the World Justice Project Rule of Law index, and the Transparency International Corruption Perceptions Index. We also regularly source additional input from outside counsel with international expertise in privacy and other human rights related matters. Through collaboration from disciplines across the company, we develop a thorough and nuanced understanding of the applicable market and jurisdiction, including the potential risks to human rights.

As appropriate, in certain geographies, we also conduct heightened due diligence via country-level human rights impact assessments ("HRIAs"), surfacing potential human rights risks associated with the siting, construction, operation and use of a data center and to identify potential mitigations to minimize those risks. We use what we learn from these studies to inform decision-making, develop and refine our policies and practices, mitigate risks, and improve our technologies and how we provide them to fulfill our commitment to human rights. We update these analyses as conditions and/or our engagement in the geography changes.

Microsoft followed these processes in evaluating the establishment of a new cloud datacenter region in Saudi Arabia and in determining it could be operated in a way consistent with Microsoft's commitment to protecting fundamental rights and focus on responsible cloud practices. Microsoft partnered with an independent third party with expertise in human rights. Via a combination of research and stakeholder engagement with leading human rights experts, globally and regionally, the assessment team identified a range of salient human rights risks for Microsoft's consideration. The assessment concluded with a series of potential risk mitigation actions.

Our datacenter risk mitigation measures typically take any or all of three forms: exclusion of specific types of services (e.g., not offering consumer services that collect personal data), technologies (e.g., not offering facial recognition technology), and/or specific types of customers (e.g., not serving law enforcement agencies). For example, in certain locations, we serve only enterprise customers and do not store consumer data, to mitigate potential risks to the right to privacy and security, or we store data outside of the jurisdiction, rather than on site. Furthermore, all uses of Microsoft online services must comply with the Microsoft Services Agreement Code of Conduct (see microsoft.com/en-us/servicesagreement#3_codeOfConduct), which prohibits use of our services to violate the rights of others, among other restrictions, and we have the right to suspend users for violations.

Customer and technical demand for more cloud computing infrastructure will continue to grow, including in underserved regions not currently equipped with modern IT infrastructure, and Microsoft is not the only provider of such services. When expanding into these regions, it is critical for competing providers to avoid a race to the bottom by maintaining a consistent approach grounded in international best practices. That is why we worked with other major cloud service providers to develop, agree to, and publish the Trusted Cloud Principles[1]. With these principles, Microsoft and other leading cloud computing services companies publicly commit to:

- Maintain consistent human rights standards as we compete for cloud service business across the globe.

- Work with governments to ensure the free flow of data, to promote public safety, and to protect privacy and data security in the cloud.

- Support the adoption of laws that allow governments to request data through a transparent process that abides by internationally-recognized rule of law and human rights standards.

- Work with the tech sector, public interest groups, and policymakers around the world, particularly in the countries where we operate or plan to operate datacenters and cloud infrastructure, to ensure that laws and policies are substantially in line with the Trusted Cloud Principles. As part of our datacenter expansion in new countries, we review and assess these laws and policies prior to any expansion, and where necessary we have successfully negotiated with Governments to establish processes and conditions, grounded in our principles, under which we will review law enforcement requests for data.

We recognize that decisions on where and how we operate and provide our technologies can have significant impact on human rights. As we pursue our mission to empower every person and every organization on the planet to achieve more, we will continue to conduct due diligence to assess the impact of our technologies on human rights, engage and learn from stakeholders, and model responsible business practices and respect for human rights.

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1   https://trustedcloudprinciples.com

Proposal 7: Report on Artificial Intelligence and Machine Learning Tools for Oil and Gas Development and Production (Shareholder Proposal)

As You Sow and co-filers have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

WHEREAS: Decarbonization of the energy system is required to stave off the most catastrophic consequences of climate change.[1] Microsoft is widely seen as a global leader in reducing its contribution to climate change; it has set targets to reduce its near-term emissions in line with the Paris Agreement, uses 100 percent carbon-free energy sources, and projects it will be carbon-negative by 2030.[2]

Yet, despite Microsoft's stated commitments, the Company develops advanced technology platforms – including Artificial Intelligence ("AI"), Machine Learning, Internet of Things, cloud computing, and High Performance Computing (collectively, "advanced technology") – that facilitate new oil and gas production projects[3] that are likely to "increas[e] emissions" and "slow[] the transition to low-carbon technologies."[4] These advanced technologies enable continued fossil fuel expansion even though new, long-lead oil and gas projects have been found incompatible with the Paris Agreement's 1.5°C goal[5]. Such projects and their associated GHG emissions are not factored into Microsoft's GHG emissions or reduction commitments.

Microsoft's continued facilitation of new oil and gas extraction through advanced technology exposes it to material reputational, competitive, and operational risk. The development and deployment of advanced technology for the fossil fuel industry has caused outcry[6], and has led to staff resignations[7]. A 2020 report assessing large technology companies found that Microsoft had the most contracts with oil and gas companies, while peers Google and Amazon had fewer ties.[8]

In 2020, Google announced that it would no longer "build custom A.I. and machine learning algorithms to facilitate upstream extraction in the oil and gas industry."[9] Microsoft has produced numerous reports on the responsible use of AI[10] and AI-supported energy efficiency enhancements[11], but unlike Google, Microsoft continues to deploy advanced technologies for fossil fuel applications. Indeed, Microsoft's reporting on the climate-positive applications of advanced technologies, while ignoring the impact of new fossil fuel production, puts the Company at risk of accusations of greenwashing, which can have significant reputational or legal consequences[12]. It does so even while identifying the growing risks of climate change.[13]

By identifying the risks associated with these technologies, Microsoft can increase transparency to shareholders and provide decision-useful information.

RESOLVED: Shareholders request that Microsoft report on the risks to the Company of providing advanced technology, including artificial intelligence and machine learning tools, to facilitate new oil and gas development and production.

SUPPORTING STATEMENT: The report should address, at Board discretion: the Company's exposure to financial, reputational, and competitive risks, including harm to employee hiring and retention, associated with Microsoft's deployment of advanced technology to facilitate new oil and gas development and production.

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1   https://www.ipcc.ch/report/ar6/wg3/chapter/chapter-6/
2   https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1lMjE p.11
3   https://news.microsoft.com/2019/02/22/exxonmobil-to-increase-permian-profitability-through-digital-partnership-with-microsoft/;
     https://news.slashdot.org/story/24/05/13/0129253/how-microsoft-employees-pressured-the-company-over-its-oil-industry-ties;
     https://news.microsoft.com/2019/09/17/schlumberger-chevron-and-microsoft-announce-collaboration-to-accelerate-digital-transformation/
4   https://eu.boell.org/sites/default/files/2021-04/Artificial%20Intelligence%20and%20Climate%20Change_FINAL_14042021.pdf p.10
5   https://www.nature.com/articles/s41586-021-03821-8; https://iea.blob.core.windows.net/assets/9a698da4-4002-4e53-8ef3-
     631d8971bf84/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf p.16;
     https://web.archive.org/web/20210128201914/https://www.drillednews.com/post/microsoft-climate-digital-services-fossil-fuel-industry
6   https://github.com/MSworkers/for.ClimateAction?tab=readme-ov-file
7   https://grist.org/accountability/microsoft-employees-spent-years-fighting-the-tech-giants-oil-ties-now-theyre-speaking-out/
8   https://www.greenpeace.org/usa/news/new-greenpeace-report-exposes-big-tech-connection-to-big-oil/
9   https://www.forbes.com/sites/rachelsandler/2020/05/19/google-halts-ai-tools-for-oil-industry-after-greenpeace-report/
10   https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1l5BO
11   https://blogs.microsoft.com/wp-content/uploads/prod/sites/5/2023/11/Microsoft_Accelerating-Sustainability-with-AI-A-Playbook-1.pdf
12   https://blogs.microsoft.com/on-the-issues/2023/11/16/accelerating-sustainability-ai-playbook/
13   https://www.sec.gov/Archives/edgar/data/789019/000095017023035122/msft-20230630.htm p.35

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft recognizes the world's need to both quickly develop access to more energy and to achieve an energy transition that achieves a net zero carbon economy by 2050. We published a set of Energy Principles in 2022 specifically designed to guide the company's work addressing this challenge. The additional reporting requested in this proposal that would focus on a narrow customer segment is outside the approach of the global climate reporting standards we follow and is also unnecessary given Microsoft's existing disclosure of our approach to working with customers in the energy sector.

There is no denying the need to accelerate the shift to cleaner energy and decarbonized energy systems. Microsoft advocates for energy and climate policies across the globe to advance this (see aka.ms/AdvancedReactorsFusionPolicyBrief and aka.ms/carbonpolicy). To broaden the market availability of clean energy, we seek to innovate technology solutions for our customers, suppliers, and partners and to invest and act as a first mover, yet the last few years have revealed that a global energy transition is more complex and less linear than anticipated. While urgency builds for decarbonization, so does the demand for energy. Moreover, economic growth and quality of life depend on the availability of affordable, cost-effective energy resources. Energy security is especially vital for the developing world, home to 80% of the global population[1].

Microsoft is committed to providing technology to all industries and sectors to help address the global energy trilemma[2] of addressing environmental sustainability, resilience for energy security, and justice for energy equity. The world needs to invest in more low-carbon energy and infrastructure to meet growing demand[3]. From technology innovations like generative AI to global collaboration across the energy industry, we are working hard to help drive global change and make that vision a reality.

Microsoft has worked with the energy industry for decades helping empower office workers and field operations across the entire value chain in mining, oil and gas, and power and utilities with a wide range of solutions and services. Microsoft technology is broadly used across all these organizations to improve health and safety, reduce energy usage and emissions, predict and prevent equipment failures, reduce downtime and incidents, improve forecasts and optimize supply chains, accelerate innovation, and develop new technologies—including sustainable aviation fuels, low- and no-carbon energy, carbon capture and storage, hydrogen power, and more. We believe that technology has an important role to play in enabling and accelerating a multidimensional energy transition and helping the energy industry decarbonize—and this work must move forward in a principled manner, balancing the energy needs and industry practices of today, while innovating and deploying those of tomorrow. The company's Senior Leadership Team initiated the development of The Energy Principles (see blogs.microsoft.com/blog/2022/03/10/working-toward-a-net-zero-future-evolving-our-work-with-energy-companies/), published in March 2022, to guide Microsoft's work with energy companies in line with sustainability commitments:

- Increase engineering investments and efforts in low- and zero-carbon energy businesses to help accelerate the energy transition.
- Helping all customers, including all energy customers, in the development of effective net zero commitments.
- Selling commercially available software technology and cloud services to all customers, inclusive of energy customers.
- Providing technical and engineering resources to develop or co-develop specialized services for subsurface exploration and extraction of fossil fuels with energy customers who have publicly committed to net zero carbon targets.

Microsoft has already considered the types of concerns raised in this proposal in our ongoing sustainability work and in developing and launching its Energy Principles, including the following.

Commitment to Sustainability: Microsoft has consistently demonstrated its commitment to sustainability and reducing its carbon footprint. Microsoft's goal to be carbon-negative by 2030 underscores the Company's dedication to combat climate change.

Balanced Approach: While we acknowledge the concerns raised regarding the use of advanced technology in the fossil fuel industry, it is essential to recognize the broader context. Technology plays a crucial role in helping various industries, including energy, transition towards more sustainable practices. By working with energy companies, we can drive innovation and support the development of low- and zero-carbon solutions to accelerate the clean energy transition.

Transparency and Reporting: Microsoft is committed to transparency in its operations and reporting. Our existing disclosures provide shareholders with comprehensive information about our sustainability initiatives and the impact of our technologies and are aligned with global multi-stakeholder frameworks and standards that do not call for reporting on emissions associated with serving specific customer segments.

1   https://www.spglobal.com/en/research-insights/featured/special-editorial/look-forward/the-return-of-energy-security
2   https://www.worldenergy.org/publications/entry/world-energy-trilemma-report-2024
3   https://origin.iea.org/reports/world-energy-outlook-2023/executive-summary

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Reputational and Competitive Considerations: The proposal suggests that our involvement with the fossil fuel industry exposes Microsoft to reputational and competitive risks. However, we believe that our balanced approach, which includes supporting the energy sector's transition to sustainable practices, mitigates these risks. Our collaborations are guided by principles that prioritize sustainability and innovation.

Employee Engagement: Microsoft values the input and engagement of its employees. We have established channels for employees to voice their concerns and contribute to our sustainability efforts. Our commitment to creating a positive and inclusive work environment remains unwavering.

We are motivated to act by the absolute outcome society must achieve – achieving a net zero carbon economy by 2050. And we are guided by a desire to help drive impact – to encourage invention and innovation – while not being prescriptive about proposed solutions. If the energy transition is going to be successful, we need the energy industry to be a part of the solution.

Proposal 8: Report on AI Misinformation and Disinformation (Shareholder Proposal)

Arjuna Capital and co-filers have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Report on Misinformation and Disinformation

Whereas, There is widespread concern that generative Artificial Intelligence (AI) may dramatically increase misinformation and disinformation globally, posing serious threats to democracy and democratic principles.

"I'm particularly worried that these models could be used for large-scale disinformation," said Sam Altman, CEO of OpenAI, the company that developed ChatGPT along with Microsoft.[1]

Microsoft has invested over 13 billion dollars in OpenAI, and has integrated ChatGPT into its AI-powered digital assistant Copilot.[2]

The *Washington Post* found Microsoft's Bing chat provided inadequate or inaccurate answers in about 10 percent of questions asked.[3] Recently, Copilot produced responses that users referred to as "bizarre, disturbing, and in some cases, harmful."[4] While Microsoft has limited responses to election-related questions in English, one report found Microsoft provided partially or completely incorrect responses to election-related questions in other languages.[5] Microsoft's products have also been used to create deepfake pornography, and in one case, to develop a campaign chatbot that spewed conspiracy theories.[6,7]

Generative AI's disinformation may pose serious risks to democracy by manipulating public opinion, undermining institutional trust, and swaying elections. Eurasia Group ranked generative AI as the fourth highest political risk globally, warning disinformation will be used to "influence electoral campaigns, stoke division, and undermine trust in democracy."[8]

Shareholders are concerned that generative AI presents Microsoft with significant legal, financial and reputational risk. Many legal experts believe technology companies' liability shield provided under Section 230 of the Communications Decency Act may not apply to content generated by AI. Senator Wyden, who wrote the law, says Section 230 "has nothing to do with protecting companies from the consequences of their own actions and products."[9] Microsoft has also already faced substantial defamation litigation due to misinformation produced by the Company's generative AI.[10] Microsoft will also need to be responsive to the evolving AI regulatory landscape – including the EU's AI Act, Biden's executive AI order, and several legislative proposals.[11]

Satya Nadella recently stated, "Our responsibility…is all of the guardrails that we need to place around the technology so that there's more safe content that's being produced…I think we can govern a lot more than we think."[12]

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1 https://www.cnbc.com/2023/03/20/openai-ceo-sam-altman-says-hes-a-little-bit-scared-of-ai.html
2 https://www.cnbc.com/2023/04/08/microsofts-complex-bet-on-openai-brings-potential-and-uncertainty.html
3 https://www.washingtonpost.com/technology/2023/04/13/microsoft-bing-ai-chatbot-error/
4 https://fortune.com/2024/02/28/microsoft-investigating-harmful-ai-powered-chatbot/
5 https://democracy-reporting.org/en/office/global/publications/follow-up-study-on-electoral-disinformation-by-chatbots
6 https://www.windowscentral.com/microsoft/ai-generated-sexual-images-of-taylor-swift-are-alarming-and-terrible-says-microsoft-ceo-satya-nadella-but-what-can-the-tech-giant-do-about-it; https://www.nbcnews.com/tech/internet/google-bing-deepfake-porn-image-celebrity-rcna130445
7 https://www.wired.com/story/robert-f-kennedy-jr-chatbot-microsoft-openai-disappeared/
8 https://www.eurasiagroup.net/live-post/risk-4-ungoverned-ai
9 https://www.washingtonpost.com/politics/2023/03/17/ai-chatbots-wont-enjoy-techs-legal-shield-section-230-authors-say/
10 https://www.nytimes.com/2023/08/03/business/media/ai-defamation-lies-accuracy.html—:~:text=Some%20people%2C%20however%2C%20are%20starting%20to%20confront%20artificial,name.%20Microsoft%20declined%20to%20comment%20on%20the%20lawsuit.
11 https://www.technologyreview.com/2024/01/05/1086203/whats-next-ai-regulation-2024/
12 https://www.windowscentral.com/microsoft/ai-generated-sexual-images-of-taylor-swift-are-alarming-and-terrible-says-microsoft-ceo-satya-nadella-but-what-can-the-tech-giant-do-about-it

Shareholders seek greater transparency into these guardrails and their effectiveness in preventing the risks of misinformation and disinformation from generative AI. Microsoft's 2024 Responsible AI Transparency Report does not address many of these critical questions.

Resolved, Shareholders request the Board issue a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year of the Annual Meeting and updated annually thereafter, assessing the risks to the Company's operations and finances as well as risks to public welfare presented by the company's role in facilitating misinformation and disinformation disseminated or generated via artificial intelligence, and what steps, if any, the company plans to remediate those harms, and the effectiveness of such efforts.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft operates a multi-faceted program to address the risks of misinformation and disinformation, including those related to AI. We report extensively on our practices, their effectiveness, and broader trends we observe in order to (1) inform shareholders and other stakeholders of our approach to managing the risks of misinformation and disinformation related to AI and beyond, and (2) to support policymakers and others working to address these issues. Given this, the additional stand-alone report requested by the proponent is duplicative of existing reporting and unnecessary.

Our multi-faceted program to address the risks of misinformation and disinformation.

Microsoft has played a leading role in identifying and seeking to neutralize state-sponsored cyber-enabled influence operations targeting the United States, Ukraine, and democracies around the world. Microsoft believes technology companies have a responsibility to help protect democratic processes and institutions globally from cyber-enabled threats. Our Democracy Forward Initiative works to safeguard open and secure democratic processes, promote a healthy information ecosystem, and advance corporate civic responsibility. We partner with governments, non-governmental organizations, academics, political campaigns, and industry to protect democratic processes around the world. (See microsoft.com/en-us/corporate-responsibility/protect-fundamental-rights.)

In July 2022, Microsoft completed the acquisition of Miburo, a cyber threat analysis and research company specializing in the detection of and response to foreign information influence. This has enabled Microsoft to expand its threat detection and analysis capabilities to shed light on the ways in which foreign actors use information operations in conjunction with cyber-attacks to achieve their objectives. Since the acquisition, Microsoft has created the Microsoft Threat Analysis Center ("MTAC") which brings together analysts focused on nation-state driven cyber and influence actors to identify, analyze, and expose cyber-enabled influence operations targeting democracies around the world. MTAC has issued regular reporting on threats to elections around the world as well as the 2024 Olympics and the war in Ukraine. For examples of MTAC reporting, see more at blogs.microsoft.com/on-the-issues/author/clintwatts/.

At the product level, we recognize both the power of generative AI and the potential that it can be misused. This has led us to implement a layered approach to address information integrity risks. This starts with our foundational commitment to Responsible AI (see further details at microsoft.com/en-us/ai/responsible-ai). Microsoft provides product-specific public reports that describe how we identify potential risks, measure their propensity to occur, and build mitigations to address (see for instance aka.ms/responsibleAI-copilotinbing).

In addition to our responsible AI principles, we also have Information Integrity Principles that serve as foundational guidance to Search, MS Start, LinkedIn, Azure, GitHub, Microsoft Advertising, and Xbox as they work to develop or modify products. These principles are:

- **Freedom of Expression:** We will respect freedom of expression and uphold our customers' ability to create, publish, and search for information via our platforms, products, and services.

- **Authoritative Content:** We will prioritize surfacing content to counter foreign cyber influence operations by utilizing internal and trusted third-party data on our products.

- **Demonetization:** We will not willfully profit from foreign cyber influence content or actors.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

- **Proactive efforts:** We will proactively work to prevent our platforms and products from being used to amplify foreign cyber influence sites and content.

Building on the foundation that both the responsible AI and information integrity principles were established, Microsoft was one of the first companies to commit to the Tech Accord to Combat Deceptive AI in the 2024 Elections[1]. Signatories to the Tech Accord agreed to eight core commitments to mitigate the impact of deceptive AI on elections around the world. These core commitments focus on:

- Advancing content authenticity by strengthening safety architecture.

- Improving capabilities to detect and address the distribution of deepfakes.

- Sharing information and best practices across the tech sector, civil society, academia and the broader public.

Microsoft has implemented technology that ensures our generative AI image creation service, Microsoft Designer, uses content provenance technologies to cryptographically attach Content Credentials to AI-generated images created using the service. Content Credentials are based on an open technical specification developed by the Coalition for Content Provenance and Authenticity ("C2PA"). They record basic facts identifying the AI system used to create the image or video content, when the image or video was created, and can indicate whether it has been altered since creation. We believe such steps are core to maintaining a healthy information ecosystem and mitigating the risks of misinformation and disinformation. For more information on the work Microsoft is doing to meet its Tech Accord commitments see aka.ms/techaccord.

Microsoft issues multiple reports on our approach to mitigating the risk of misinformation and disinformation.

In 2024, Microsoft released its inaugural Responsible AI Transparency Report (see aka.ms/RAITransparencyReport2024), with a section on information integrity that specifically focused on many of the issues raised in this proposal. This report detailed the product features Microsoft has adopted to advance information integrity, and how Microsoft is addressing some of the limitations of those features. It also detailed cross-industry standards and partnerships Microsoft supports to mitigate risks of misinformation and disinformation. The section included quantitative results of a third-party assessment of the effectiveness of information integrity mitigations built into the Microsoft Designer service: noting the third party found those image generation safeguards were initially 88% effective at preventing problematic content, which rose to 96% effective after Microsoft instituted additional safeguards. Microsoft has publicly committed to stakeholders, including the U.S. government, to publish its Responsible AI Transparency Report annually. We are also considering input from investors, policymakers, academics, standards bodies, and others as we plan to continue enhancing the report over time.

Beyond the focused content in the Responsible AI Transparency Report, Microsoft publishes a broad set of reports on our efforts to address misinformation and disinformation, such as the Microsoft Digital Defense Report available at aka.ms/mddr. Every six months, we publicly report on the steps we have taken to meet our obligations as a signatory to the European Code of Practice on Disinformation. These reports include detailed quantitative metrics on a range of measures related to disinformation. See disinfocode.eu/reports-archive/. We file similar reports under the Australian Code of Practice for Disinformation and Misinformation.

Given our publication of all these and other resources on misinformation and disinformation, we do not believe the report requested in this proposal is necessary.

---

1   https://www.aielectionsaccord.com/

Proposal 9: Report on AI Data Sourcing Accountability (Shareholder Proposal)

National Legal and Policy Center has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Report on AI Data Sourcing Accountability

Whereas: The immense and transformative potential of artificial intelligence comes with substantial risks.

The development and training of AI systems rely on vast amounts of data, and public information available via the Internet may not be enough to quench developers' insatiable thirst for high-quality training data.[1] Thus, stakeholders are concerned that developers will draw from unethical or illegal sources – such as personal information collected online,[2] copyrighted works,[3] and proprietary commercial information provided by users.[4]

Supporting Statement: Microsoft Corporation ("Microsoft" or the "Company") is an early leader in the AI arms race[5] [6] because of its extensive partnership with OpenAI,[7] which has helped push the Company to one of the highest market capitalizations in the world.[8]

But shareholders should be concerned with Microsoft's record on data ethics:

- Microsoft employs generative AI models developed by OpenAI, which allegedly stole large amounts of personal information by scraping the web, including "private information and private conversations, medical data, information about children — essentially every piece of data exchanged on the internet it could take — without notice to the owners or users of such data, much less with anyone's permission."[9]

- OpenAI recently appointed a former head of the National Security Agency – which has been criticized for spying on American citizens – to its board.[10] The move increases fears that Microsoft and OpenAI are reneging on their privacy assurances.

- Microsoft has received pushback against its proposed AI "Recall" feature, which screenshots everything a Windows user sees or does and turns it into searchable data. Users thought the feature was a gross violation of privacy and a cybersecurity risk.[11] [12]

- Microsoft or OpenAI, through their services, may inadvertently or deliberately access and utilize proprietary information provided by users, potentially leading to unauthorized use or exposure of sensitive business information.[13] [14]

- Microsoft and OpenAI have been sued by the *New York Times*, among others, which alleged copyright infringement.[15]

Prioritizing data ethics in Microsoft's AI development may help avoid harmful fiduciary and regulatory[16] [17] consequences.[18] Americans surveyed by Pew Research Center have expressed that data privacy and usage are among their main concerns with Big Tech's AI initiatives.[19] Developers who prioritize ethical data usage will reap the benefits of consumer trust, while those that do not will suffer.

Microsoft's position in the AI arms race, and its associated historic valuation, hang in the balance.

Resolved: Shareholders request the Company prepare a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year of the Annual Meeting and updated annually thereafter, which assesses the risks to the Company's operations and finances, and to public welfare, presented by the real or potential unethical or improper usage of external data in the development and training of its artificial intelligence offerings; what steps the Company takes to mitigate those risks; and how it measures the effectiveness of such efforts.

1   https://www.wsj.com/tech/ai/ai-training-data-synthetic-openai-anthropic-9230f8d8
2   https://www.scientificamerican.com/article/your-personal-information-is-probably-being-used-to-train-generative-ai-models/
3   https://www.axios.com/2024/01/02/copyright-law-violation-artificial-intelligence-courts
4   https://www.reuters.com/legal/legalindustry/risks-unleashing-generative-ai-company-data-2023-12-22/
5   https://www.americanbanker.com/news/aws-google-and-microsoft-are-in-an-ai-arms-race-banks-are-watching
6   https://www.cnbc.com/2023/04/26/google-had-a-kodak-moment-as-microsoft-takes-lead-in-ai-strategist.html
7   https://www.theverge.com/2024/5/1/24146302/microsoft-openai-investment-google-worries-internal-emails
8   https://companiesmarketcap.com/
9   https://www.businessinsider.com/openai-chatgpt-generative-ai-stole-personal-data-lawsuit-children-medical-2023-6
10 https://fortune.com/2024/06/14/edward-snowden-eviscerates-openai-paul-nakasone-board-directors-decision/
11 https://time.com/6980911/microsoft-copilot-recall-ai-features-privacy-concerns/
12 https://www.theverge.com/2024/6/7/24173499/microsoft-windows-recall-response-security-concerns
13 https://www.legaldive.com/news/azure-openai-service-confidentiality-loophole-legaltech-news-reports/711006/
14 https://www.bloomberg.com/news/articles/2023-05-02/samsung-bans-chatgpt-and-other-generative-ai-use-by-staff-after-leak
15 https://www.reuters.com/legal/transactional/ny-times-sues-openai-microsoft-infringing-copyrighted-work-2023-12-27/
16 https://hbr.org/2023/05/who-is-going-to-regulate-ai
17 https://www.ftc.gov/policy/advocacy-research/tech-at-ftc/2024/01/ai-companies-uphold-your-privacy- confidentiality-commitments
18 https://www.cnbc.com/2024/01/05/microsoft-openai-sued-over-copyright-infringement-by-authors.html
19 https://www.pewresearch.org/short-reads/2023/10/18/key-findings-about-americans-and-data-privacy/

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

We believe that the proposal to produce a public report describing Microsoft's Artificial Intelligence data sourcing practices is unnecessary. Microsoft has articulated publicly a number of commitments as to how it sources data for training generative AI models in ways that are consistent with global laws, and that respect privacy, safety, and content. Microsoft communicates its approach through AI-model specific fact sheets called model cards, transparency notes (see microsoft.com/en-us/ai/ principles-and-approach/#transparency-documents), and blog posts (see microsoft.com/en-us/microsoft-copilot/blog/ 2024/08/16/transparency-and-control-in-consumer-data-use/). Beginning in 2025, Microsoft will further enhance its reporting on this topic to meet requirements of the European Union Artificial Intelligence Act ("EU AI Act").

Existing Microsoft Public Communications Describe Our Approach to Sourcing Data and User Information to Build Generative AI Models

Microsoft uses a variety of data sources, including publicly available information, in a manner consistent with global copyright laws. Among the highlights of our approach, we do not source information that is behind a paywall, subject to a login or subscription, includes content that violates our policies, or is from a domain that has signaled a preference to opt-out of training AI models using a tag such as NO ARCHIVE. We've shared controls for website owners to make choices about the use of their content, and we respect standards like the robots.txt tag.

As identified in Microsoft model cards and other publicly available documentation, Microsoft sources the following categories of data for training generative AI models responsibly:

- Publicly available data – We train on select publicly available data, mostly collected from industry-standard machine learning datasets and web crawls, using practices similar to those used by search engines. We exclude sources with paywalls, sources that contain content that violates our policies, and sources that have opted-out of training using web controls that we published. On top of this, we do not train on data from domains listed in the Office of the United States Trade Representative ("USTR") Notorious Markets for Counterfeiting and Piracy list.

- Acquired data – We train on data that we gain access to (such as archives and metadata) through negotiated arrangements with publishers and copyright owners.

- First party data – We train on data from select Microsoft consumer (but not enterprise) services in accordance with our user policies and protections and with clear notice to users. For example, Bing search queries are used to improve AI models that are used to return relevant search results.

- Synthetic data – We sometimes train on synthetic datasets. These we create by prompting large language models to generate specific requested output before reviewing and filtering the results to ensure they are of sufficient quality to be part of the training dataset.

- Human feedback – We include human feedback from AI trainers, red teamers, and employees in our training process. This includes, for example, human feedback that reinforces a quality output to a user's prompt, improving the end user experience.

How we train our generative AI models with user data is also the topic of other public statements. As an example, we communicated in August 2024 more information to consumers about how we use chats with Copilot to help train our generative AI models. See Microsoft Copilot Blog Post at microsoft.com/en-us/microsoft-copilot/blog/2024/08/16/transparency-and-control-in-consumer-data-use/. We explained to consumers that the chat logs remain private when using Copilot and any information that may identify an individual will be removed before using it to help train our generative AI models. The announcement and associated FAQs (see microsoft.com/en-us/microsoft-copilot/learn?ep=0&form=MA13LV&es=31#faq) note the changes will gradually roll-out in different markets and that consumers will have the option to exclude their Copilot chats from AI training at any time through user controls. The announcement reinforced that this new practice with chat logs will not apply to commercial customers. Microsoft remains steadfast in providing commercial and public sector customers with a set of privacy commitments for AI solutions that mirror the privacy commitments such customers have long relied on with Microsoft's enterprise cloud products.

Our Upcoming Transparency Report Being Developed for the EU AI Act

Beginning in 2025 our commitment to transparency will expand to include the publication of a detailed summary about the content used for training our general-purpose AI models. Article 53 of the EU AI Act requires all developers of general-purpose AI models to publish such a report. This report will be based on the upcoming template and guidance from the European Union AI Office. One stated purpose of this report is to provide evidence of how Microsoft is complying with the reservation of rights granted to copyright holders under the European Union's copyright laws. A specific article of the European Union copyright law permits copyright owners to exclude their works from what is referred to as Text and Data Mining activity. Using data to train AI systems can be considered a form of Text and Data Mining. The upcoming publication of this report reflects another step Microsoft is taking to provide details about how it sources data for AI in a manner that meets legal norms and promotes accountability.

OpenAI is a Separate Organization that Manages its Own Data Sourcing Practices

The proposal focuses specifically on linking Microsoft's data sourcing practices to OpenAI. We partner with a wide variety of companies that complement our AI skills and approach to move the industry forward, help customers, and provide access to the latest technologies through our platform, including OpenAI. OpenAI explained its own data sourcing practices and current work to further enhance those practices in a blog post published on May 7, 2024 (see openai.com/index/approach-to-data-and-ai/).

5. Information About the Meeting

Date, Time, and Place of Meeting

Date: December 10, 2024
Time: 8:30 a.m. Pacific Time
Virtual Meeting Location: virtualshareholdermeeting.com/MSFT24

This Proxy Statement was first mailed to shareholders on or about October 29, 2024. It is furnished in connection with the solicitation of proxies by the Board of Directors of Microsoft Corporation to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting.

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy during the meeting. A shareholder may revoke a proxy by timely executing and delivering, by Internet, telephone, or mail, another proxy dated as of a later date, or by delivering a signed statement to our Corporate Secretary at or prior to the Annual Meeting.

Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On October 29, 2024, we mailed a Notice of Internet Availability of Proxy Materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Participating in the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on September 30, 2024, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at virtualshareholdermeeting.com/MSFT24, you must enter the 16-digit Control Number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your Control Number.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at proxyvote.com after logging in with your Control Number. Questions may be submitted during the Annual Meeting through virtualshareholdermeeting.com/MSFT24.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on December 10, 2024. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). We will have technicians available to assist you.

We will also make the Annual Meeting viewable to anyone interested in a Microsoft Teams broadcast at microsoft.com/investor. If you view the meeting via the Microsoft Teams broadcast, you will be able to watch the Annual Meeting but will not be able to vote your shares or ask questions through Microsoft Teams.

Soliciting Proxies

The Board of Directors is soliciting the proxy accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and employees of Microsoft, none of whom will receive any additional compensation for their services. D.F. King & Co., Inc. may solicit proxies at a cost we anticipate will not exceed $20,000. These solicitations may be made personally or by mail, telephone, messenger, email, or other electronic transmission. Microsoft will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. Microsoft will pay all proxy solicitation costs.

Householding

We deliver a single Proxy Statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, to certain shareholders sharing the same address unless we have received contrary instructions. If you are a registered shareholder and would like to either participate in householding or receive separate copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare, by mail at P.O. Box 43006, Providence, RI, 02940-3078; by phone at 800-285-7772, option 1; or by email at web.queries@computershare.com. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Election of Directors

Twelve directors are to be elected during the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. If, for any reason, no directors are elected at an annual meeting, a slate of directors may be elected at a special meeting of shareholders called for that purpose in the manner provided by our Bylaws. The accompanying proxy will be voted in favor of the nominees presented in Part 1 – Governance and our Board of Directors to serve as directors unless the shareholder indicates to the contrary on the proxy. All of this year's nominees are current directors. The Board expects that each of the nominees will be available for election, but if any of them is unable to serve at the time the election occurs, the proxy will be voted for the election of another nominee designated by our Board. A nominee who does not receive a majority of the votes cast will not be elected. Except as explained in the next paragraph, an incumbent director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover director until the earliest of: (a) 90 days after the date on which the election inspector determines the voting results as to that director, (b) the date on which the Board of Directors appoints an individual to fill the office held by that director, or (c) the date of that director's resignation.

The Board of Directors may fill any vacancy resulting from the non-election of a director, or fill the office held by a holdover director, as provided in our Bylaws. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee who fails to receive a majority vote and make a recommendation to our Board about filling the office.

The Board of Directors will act on the Governance and Nominating Committee's recommendation and within 90 days after certification of the shareholder vote will disclose publicly its decision.

Additional details about this process are specified in our Bylaws, which are available on our website at aka.ms/policiesandguidelines.

Voting

Shareholders Entitled to Vote; Quorum

Shareholders of record at the close of business on September 30, 2024, will be entitled to vote during the Annual Meeting on the basis of one vote for each share held. Shareholders as of the record date are encouraged to vote prior to the meeting (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form. On September 30, 2024, there were 7,434,436,393 shares of common stock outstanding, held of record by 80,345 shareholders.

A majority of the outstanding shares of Microsoft common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. The shares of a shareholder whose ballot on any or all proposals is marked as "abstain" or, in the case of an uncontested election of directors, "withheld," will be included in the number of shares present during the Annual Meeting to determine whether a quorum is present.

Vote Required; Effect of Abstentions and Broker Non-Votes

For each nominee and proposal submitted to the shareholders for a vote, approval requires a vote of the majority of the votes cast. A majority of votes cast means the number of shares cast "for" a nominee or proposal exceeds the number of shares cast "against" that nominee or proposal. Abstentions will not be counted as votes cast. Uninstructed shares will not be counted as votes cast except with respect to the Ratification of the Selection of our Independent Auditor, for which brokers and custodians have discretion to vote. A ballot for a nominee that is marked "withheld" will also not be counted as a vote cast.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers.

	Votes Required for Approval	Abstentions	Uninstructed Shares
Management Proposals			
Election of 12 Directors	Majority of votes cast	No effect	No effect
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	Majority of votes cast	No effect	No effect
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2025	Majority of votes cast	No effect	Discretionary vote
Shareholder Proposals			
Report on Risks of Weapons Development	Majority of votes cast	No effect	No effect
Assessment of Investing in Bitcoin	Majority of votes cast	No effect	No effect
Report on Data Operation in Human Rights Hotspots	Majority of votes cast	No effect	No effect
Report on Artificial Intelligence and Machine Learning Tools for Oil and Gas Development and Production	Majority of votes cast	No effect	No effect
Report on AI Misinformation and Disinformation	Majority of votes cast	No effect	No effect
Report on AI Data Sourcing Accountability	Majority of votes cast	No effect	No effect

Vote Confidentiality

We maintain the confidentiality of the votes of individual shareholders. Ballots, proxy forms, and voting instructions returned to brokerage firms, banks, and other holders of record are kept confidential. Only the proxy solicitor, proxy tabulator, and inspector of election have access to the ballots, proxy forms, and voting instructions. The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms, and voting instructions only if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments.

Tabulation of Votes

Our independent election inspector, Broadridge Financial Services, will tabulate votes cast by proxy or electronically during the meeting. We expect to publish the final vote tabulation on our website at microsoft.com/investor/corporate-governance/votingresults and report the results in a Form 8-K filed with the Securities and Exchange Commission ("SEC") within four business days after the Annual Meeting.

Where to Find More Proxy Voting Information

- The SEC website has a variety of information about the proxy voting process at sec.gov/spotlight/proxymatters.shtml

- Contact the Microsoft Investor Relations department through our website at microsoft.com/investor or by phone at 425-706-4400

- You may view our Annual Report and vote your shares at proxyvote.com

- Contact the broker or bank through which you beneficially own your shares

Where to Find our Corporate Governance Documents

Copies of our Board committee charters and other governance documents listed in Part 1 – Governance and our Board of Directors can be found at aka.ms/policiesandguidelines. We will provide any of the foregoing information to a shareholder without charge upon written request to MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA 98052-6399.

Proposals by Shareholders for 2025 Annual Meeting

Any shareholder who wishes to submit a proposal, director nomination, or to present matters at next year's shareholders meeting should comply with applicable Bylaws and SEC requirements, which are identified in the table below.

Submission	Rules and Requirements	Deadline
Shareholder Proposals for Inclusion in Next Year's Annual Meeting Proxy Materials	SEC Rule 14a-8	No later than close of business (5:30 p.m. Pacific Time) on July 1, 2025
Proxy Access Director Nominees	Section 1.14 of Bylaws	Between June 1, 2025, and close of business on July 1, 2025, assuming we do not change the date of our 2025 meeting date to be more than 30 days before or 60 days after the first anniversary of the date this definitive Proxy Statement is first released to shareholders
Notice Provision for Other Items of Business or non-Proxy Access Director Nominees	Section 1.13 of Bylaws	Between August 12, 2025, and close of business on September 11, 2025, assuming we do not change the date of our 2025 meeting to be more than 30 days before or 60 days after the first anniversary date of our 2024 Annual Meeting

Where to Submit

Electronically   askboard@microsoft.com

By Mail   MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399

Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b). We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. Microsoft will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Other Business

The Board of Directors does not intend to bring any other business before the Annual Meeting, and so far as is known to our Board, no matters are to be brought before the meeting other than as specified in the notice of meeting. In addition to the scheduled items of business, the meeting may consider such other business as may properly come before the meeting or any adjournment or postponement thereof, including procedural matters and matters relating to the conduct of the meeting. If other business is properly brought before the meeting, the persons voting proxies will vote in accordance with their best judgment.

Representatives of Deloitte & Touche will attend the Annual Meeting, have an opportunity to make a statement if they desire to do so, and be available to respond to appropriate questions.

DATED: Redmond, Washington, October 24, 2024.

Annex A – Board Diversity Matrix

In accordance with Nasdaq Listing Rule 5605(f), the following chart summarizes certain self-identified personal characteristics of our directors as of the dates indicated.

	As of October 24, 2024				As of October 19, 2023			
Total Number of Directors	12				12			
Part I: Gender Identity	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	5	7	0	0	5	7	0	0
Part II: Demographic Background								
African American or Black	0	1	0	0	0	1	0	0
Alaskan Native or Native American	0	0	0	0	0	0	0	0
Asian	0	1	0	0	1	1	0	0
Hispanic or Latinx	0	1	0	0	0	1	0	0
Native Hawaiian or Pacific Islander	0	0	0	0	0	0	0	0
White	5	5	0	0	4	4	0	0
Two or More Races or Ethnicities	0	1	0	0	0	0	0	0
LGBTQ+	0				0			
Did Not Disclose Demographic Background	0				0			

Microsoft Employee Giving

Microsoft employees are passionate about giving time, money, and skills to address the issues facing our world. It's part of our culture and how we live our mission – that's why our employees have given **$250.0** million with corporate match in fiscal year 2024 and a total of **$747.7** million with corporate match over the past three fiscal years.



3-YEAR TOTAL
$747.7
MILLION

FY24
$250.0
MILLION

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